FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 23, 2005

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

PETROBRAS ENERGIA PARTICIPACIONES S.A.

Annual Report and Financial Statements and Summary of Events

as of December 31, 2004

Independent Public Accountant’s Report

LETTER TO THE SHAREHOLDERS

To Our Shareholders:

Petrobras Energia enjoyed a great year in 2004. The successful bottom line mirrors the efforts devoted to achieving the two goals of: building the foundation for sustained profitable growth, which will impact the Company beginning next year while, in turn, closing the year profitably. In fact, we addressed the issues with a long term vision, but also managed to take advantage of the opportunities offered by the current scenario.

Many of these opportunities were supported by the high international price of oil and oil products. The daily volumes of oil and gas sales increased 2.7 per cent, reaching 162.2 thousand barrels of oil equivalent (BOE).

As to petrochemicals fertilizer production accompanied the agricultural export boom. Styrene and polystyrene production volumes in Brazil also reached record volumes, consolidating the company’s leadership in the region.

The downstream business also performed very well: beside the big effort to restyle service stations to the Petrobras brand, Podium, Petrobras’ premium 100-octane gasoline was launched during 2004. Sales of Podium, considered best of its kind in the Argentine market, surpassed the product it replaced by 66 per cent only a few months after it was launched.

And  in an energy crisis environment, the Company, benefiting from its position as an integrated energy company and by the complementarily of thermal and hydroelectric generation, managed to meet growing power demand.

The best perspectives, however, are still in the future. Petrobras Energía and its personnel prepared themselves spiritedly to face the very good prospects that appear in the horizon: high, sustained commodity prices, and relative stability the main macro-economic variables of Argentina, the nucleus of its operations, a, including the recovery of energy and gas prices, according to initial statements of the Argentine Government on this subject.

On this point, one of the most visible signs that indicates that the Company is preparing itself forcefully and strengthening for the times to come is the corporate reorganization of the Petrobras Group in Argentina, as approved by the relevant Special Shareholders’ Meetings held on January 21, 2005.

This transaction assures the benefits of a more extended synergy throughout the operation, through centralized management of the production, refining and distribution activities, which will translate into renewed competitive capacity. The merger is scheduled to be completed by the second quarter of 2005, after the approval by the Argentine regulatory authorities.

In line with this transaction and with the spirit of anticipation, Petrobras Energía has issued its Mission, Vision and Values statement, and drafted its Business Plan for 2005 – 2009. The Plan describes objectives, goals and courses for all of the Company’s businesses and defines the strengths and resources available to accomplish them. The Oil Exploration and Production segment received special attention.. We will give priority to profitable projects that secure the fastest returnon investment. Focus on growth will be enhanced, but from a financially solvent framework.

We have moved forward, and will continue to pursue a gradual reduction of debt, aiming for a new capital structure in line with industry standards and the requirements of the financial markets in which we operate. This goal will permit the Company to become more attractive, by projecting its sound financial management as a key element in the value creation process.

This year the Company also announced its management policy, a key instrument in developing the capabilities required for the current and future development of its businesses. Our staff will continue to meet head-on the challenges ahead.

The Safety, Health and Environmental policies were also announced, as well as the Quality policy. These are the foundations of one of the Company’s principal commitments and one of the main pillars that will assure sustainable growth, respect for life and preservation of the environment we live in.

Finally, the Company gave evidence of its alignment with the best corporate transparency practices. In the last year, the Audit Committee of the Board of Directors was constituted, systems and procedures were developed to report irregularities, and rules and practices were set up to disclose relevant information to the markets. There are efforts currently in progress toward meeting the requirements of the Sarbanes-Oxley Act, which sets forth serious penalties, both for individuals and for companies, for infringement of this law.

Ultimately, all these initiatives uniquely reflect the process by which a large company, Petrobras Energía, is built. A Company with  clear foresight, precise goals, sufficient resources and people with integrity, qualified and excited about building its future.

That is my final focus here, Petrobras Energía’s people. To them, our deepest thanks. Not only for the achievements and efforts of the present but for the promises of success that those achievements and efforts are saving for the future.

Outlook

A new year starts for Petrobras Energía presenting great prospects in the horizon as a result of efforts and achievements of 2004. Prospects that are also supported by independent factors – such as high commodities prices in the international market – and by a more stable domestic macro-economic scenario including better prices for energy products. But, above all, a renewed and strengthened Petrobras Energía appears on the horizon.

The fact is that the Company has incorporated four companies that will operate as one, centralizing its hydrocarbon production, refining and marketing activities. The objective:to consolidate management  and improve synergy among the business units. Upon completion of the Petrobras Group corporate reorganization process in Argentina, Petrobras Energía will have fully optimized competitive capabilities.

Efforts continue to optimize the portfolio by integrating new projects with high long term growth and profitability expectations.

Petrobras Energía plans to make significant investments in oil and gas exploration and production to achieve its production growth and reserve replacement targets, mainly in Argentina, Venezuela and Ecuador. Investments will be directed to areas where the Company is already operating and to new on-shore and off-shore opportunities, with increased investments in exploration, pursuing more aggressive growth.

In Argentina, as a result of the addition of new assets belonging to Petrobras’ companies and incorporated into Petrobras Energía, reserves and production prospects for the year 2005 increased significantly.

As regards exploration activities, the offshore areas along the coasts of Argentina are worth mentioning as where Petrobras Energía will capitalize upon Petrobras’ experience as a world leader in deep-water exploration and production activities.

In Venezuela, efforts will focus on drilling and workover of oil producing wells, mainly in Oritupano Leona and La Concepción operations, and maintenance of existing facilities.

In Ecuador, works relating to the start up of the development project for Block 31 will be performed, with first production expected for the first half of 2006.

In Peru, as a result of the enactment of the "Law for the Promotion of Investment in the Exploitation of Hydrocarbon Resources and Marginal Reserves Nationwide”, a more favorable context is foreseen for the development of hydrocarbon reserves at Lote X.

As regards the Refining business, current trends are expected to continue, with the diesel oil and gasoline markets reflecting a recovery when compared to the previous year, mainly boosted by consumption growth of with higher octane rating gasolines. This trend reverses performance in recent years. The refinery will continue operating at close to maximum capacity.

In the Petrochemicals business segment, a growth scenario is foreseen with increased international margins for styrene and polystyrene. Domestic demand for all the business products is expected to grow. In the fertilizers business, forecasts suggest that urea international prices will track higher than the historical average. As a result, the business will continue to add significant value to the Company’s natural gas.

Increases in gas prices are foreseen for the year 2005, driven by the Decree which provides a course of prices for natural gas and by an increased demand for hydrocarbons.

In the Electricity segment, a rise in energy prices is foreseen as a result of the passing through to prices of higher gas costs. Moreover, the demand for energy is expected to continue growing, albeit at a slower pace.

As regards utility companies, significant steps are expected to be taken during 2005 to restore the economic and financial balance of such companies. In the light of the letters of intent recently subscribed by the UNIREN with several companies in the energy sector, further progress is expected in the renegotiation of utility contracts. In addition, and as a key piece for utility companies to be commercially viable, continued progress is expected toward the financial debt restructuring of Ciesa and Transener.

MACROECONOMIC OVERVIEW

INTERNATIONAL SCENARIO

Growing Economies

The world economy again grew at a good pace throughout 2004, after a meager 2003 and a definitely poor 2002. Two economies led this growth: United States and China.

The United States’ gross domestic product (GDP) rose driven by the good performance of investments and exports. Imports, however, grew more than expected and expanded the gap between the trade balance and the current account. This phenomenon, plus the country’s high fiscal deficit, caused the Dollar depreciation against major international currencies, such as the Euro and the Yen.

The Dollar devaluation, however, found a brake. Asian central banks bought huge quantities of United States’ currency and government bonds, thus preventing a greater depreciation. With this measure, they also prevented long-term interest rates from boosting. The reference interest rate, on the other hand, grew due to the attempts of the United States Federal Reserve to be neutral and not to stimulate the activity level, within a high-growth context. Finally, the United States’ economy showed a slight inflationary acceleration that was kept low.

China experienced a strong economic growth, with rates near two digits. China’s national government attempted to turn this development into a sustainable phenomenon. Thus, it directed growth toward infrastructure sectors that are, today, in deficit, such as the energy and transportation sectors.

For the second year in a row, Japan showed an important progress in its GDP as a result of its large export numbers. Europe, more moderate, evidenced some activity, after having been practically at a standstill throughout 2003.

Oil Price Escalation

The oil price hit new records in 2004. Even though the WTI reference averaged US$41 per barrel – 33% higher vis-à-vis the previous year – it peaked above US$50. Both demand and supply factors have joined to keep these high prices.

Crude oil demand grew unpredictably  by more than 3% (2.5 million barrels per day). Price elasticity was very low and leveraged by the subsidies for oil derivatives granted by many governments. Moreover, many countries have accumulated preventive stocks, anticipating an eventual shortage that, finally, never occurred.

On the other hand, crude oil supply was adversely impacted by several factors throughout the year: frequent terrorist attacks against oil facilities in the Middle East, especially in Iraq; damages to the oil infrastructure in the Mexican Gulf as a result of several consecutive hurricanes; oil strikes in Nigeria; and political uncertainty in Venezuela. In spite of all these difficulties, world production considerably increased to 3.5 million barrels per day. The leading producers were the OPEC and, to a lesser extent, Russia and the Caspian Sea’s countries.

The implementation of more stringent specifications for gasoline in some regions of the United States tended to privilege the use of light crude oils over heavy crude oils. This expanded the price gap between both types of crude.

ARGENTINA

Economic Performance

For the second year in a row, the Argentine economy achieved growth rates above 8%, with a good performance of all the components of its gross domestic product. This growth was evidenced mainly in the industrial and construction sectors, achieving two-digit rates. The production installed capacity increased progressively, which required new investments in several sectors.

Economic growth helped improve social indicators: the unemployment rate was reduced by 13% and the poverty and extreme poverty rates by 44% and 17%, respectively. Minimum wages and pensions increased, driven by the national Government.

The trade balance evidenced a new surplus, although not so sizable as the one evidenced in the previous year due to the increase in imports. This favorable trade balance generated an excess of foreign currency, increased by the partial suspension of the public debt payments, which was absorbed, to a greater extent, by the Central Bank in order to avoid the appreciation of the Peso. The local currency – US Dollar exchange rate averaged 2.94 $/USD in 2004 (like figure to that of 2003). The Government, in turn, kept an explicit position in favor of a high exchange rate.

Both deposits - mainly public - and the credit for the private sector increased at a good pace throughout the year. The high liquidity allowed a pronounced decrease in interest rates. Indexed placements CER (Reference Stabilization Coefficient) also became more attractive, due to the mild acceleration of inflation, which barely exceeded an annual 6%.

The national public sector ended the year with a record primary surplus of 4 points of the gross domestic product. This was due to two main reasons: the increase in the fiscal pressure and an adequate management of the government spending. In the second quarter at the year, the Government decided to suspend performance of the agreement with the IMF, when it was entering the final stage of the renegotiation with its defaulted creditors, although it continued to repay non-postponable maturities with the agency.

As regards public debt restructuring, the swap was finally launched in mid-January, 2005. The official proposal considers a strong principal reduction, extension of terms and reduction in interest coupons.

Energy Market

The Argentine energy sector faced a year with gas supply problems, especially throughout the first half of the year. Several measures were adopted in order to face this shortage: export cuts, gas imports from Bolivia, use of liquid fuels (mainly imported fuel oil) for power generation, consumption restrictions for power plants and industries, natural gas and electric power rational use programs, and electricity imports from Brazil, among others. Several infrastructure works for the energy sector have been planned for the next few years. Among other actions, the Government is planning to expand gas transportation capacity, improve and expand the electricity transmission system, build a new gas pipeline from Bolivia and new thermal plants, complete the works at the Atucha II nuclear plant, and increase the water height of the Yacyretá bi-national dam.

The Government, in an attempt to regain participation in the energy sector, created the national energy company ENARSA, and sent to Congress the new hydrocarbons law, the consideration of which is still pending, and a bill providing for a new regulatory framework for the privatized utilities. Throughout 2004, no significant progress was made in the renegotiation of the agreements with the privatized utilities.

Oil production dropped for the third year in a row, this time by 5.5%, accumulated as of November. While crude oil processed grew by 1.5%, exportable oil surpluses decreased. Domestic sales of liquid fuels showed an uneven outcome: a strong drop in regular gasoline, a stable behavior of high-grade gasoline, a high increase in premium gasoline and a moderate increase in diesel oil.

The original agreement between crude oil producers and refineries, which ensured local fuel price stability, was replaced by several shorter-term partial agreements.

The Government increased the oil tax exports from 20 to 25%, and then an additional growing rate was applied subject to the WTI reference price. At the end of the year, the Government also imposed restrictions on diesel oil and crude oil exports in order to privilege domestic supply, after noticing a gas oil shortage during the wheat harvest.

Gas production increased by 3.6% in the first eleven months of the year, but the demand increased even more: an 8%, mainly driven by CNG sales and power plants’ consumption. Exports increased in a similar fashion, although the Government imposed 20% taxes, and it was necessary to import gas from Bolivia (4 million cubic meters per day). On the other hand, the Government also fixed a price recovery path for natural gas.

Energy supply increased in proportion to the increase in the GDP, by 8.5%. This increase was mostly covered by thermal generation, which offset a 10% drop in hydraulic generation. Fifty four (54%) of the supply was covered by thermal generation, 36% by hydraulic generation, 8% by nuclear generation, and 2% by imports. Domestic electricity energy demand rose 6.7% throughout the year.

LATIN AMERICA

Venezuela’s economy went through a strong growth in 2004, of around 17%, thus overcoming two consecutive years of fall. The country’s activity level again reached the levels existing prior to the crisis. Both the oil and non-oil sectors grew at a good pace - 14% and 18%, respectively.

The economy’s recovery improved social indicators. The unemployment rate decreased by 3%, and poverty and extreme poverty rates also decreased.

Both the trade and current account balances showed a high surplus, mainly due to the increase in oil exports, benefited by crude oil record prices.

The favorable external situation allowed the Venezuelan Government to continue to improve the maturity profiles of the domestic and foreign debt. The debt/GDP ratio was reduced and the main credit risk rating agencies improved the rating of the sovereign debt. Within this context, the country risk fell to 400 basic points.

In February, the Government devaluated the official exchange rate by 20%, which remained unchanged throughout the rest of the year, thus reducing the gap with the parallel exchange rate. Inflation experienced an important deceleration vis-à-vis previous years, although still remained at levels of around 20%.

In the political arena, the broadly negative result of the revocatory referendum that sought to remove President Chavez from his office stands out. The party in office was also strengthened by the regional and local elections that took place in October, against an opposition that seemed to be fractioned.

Brazil, in turn, grew at a record pace of 5%. Its economic development was fueled, mainly, by the industrial sector, followed by a recovered services sector.

Industrial production increased above 8%. By the end of the year, however, it showed deceleration signs as a result both of limitations to the capacity as well as of a more restrictive currency policy. The change in the currency policy, which was evidenced as from September, was due both to inflation control factors and the intention to prepare a more stable basis to absorb a possible external shock in the event of a hike in international interest rates.

The rise in commodity prices, especially oil and its derivatives, plus the readjustments of utility rates and the expansive dynamics of the domestic demand were the main factors that impacted on inflation, which reached 7.6%. Although it was well below the inflation rate of the previous year, it was higher than the annual 5.5% target.

The external sector continued to show record figures: it achieved a trade balance of US$33.70 billion, and a current account surplus of 2% of the GDP. Exports showed an extraordinary increase of 32%, boosted by quite a favorable international context, a competitive exchange rate and the signing of several trade agreements that strongly introduced Brazil into the world marketplace. Imports shared this dynamics as a consequence of the greater economic activity.

The recovery of direct foreign investment was also noticeable, and practically doubled the values of 2003, reaching US$18 billion. This slackness in the external sector, plus a strong growth and fiscal discipline, favored by broad international liquidity and the devaluation of the Dollar, resulted in a significant appreciation of the Real: the exchange rate at the end of the year was Real 2.65 per Dollar.

This revaluation of the local currency came along with a deep decrease in the country risk (to 400 basic points). Credit rating agencies confirmed this scenario and improved the rating of Brazil’s sovereign debt.

In the fiscal arena, Brazil surpassed the primary surplus target of 4.5% of the GDP, and it reduced its total deficit to 2.7% of the GDP. Its debt/GDP ratio ended the year at 52%, more than 5 points below the previous fiscal year, thanks to the appreciation of the Real, the strong economic growth and lower interest rates.

CORPORATE REORGANIZATION

On November 12, 2004, the Boards of Directors of Petrobras Energía S.A. (Petrobras Energía), Eg3 S.A. (EG3) and Petrobras Argentina S.A. (PAR) and the Management of Petrolera Santa Fe S.R.L. (PSF) (absorbed companies), approved at their respective meetings the preliminary merger commitment whereby Petrobras Energía will absorb these companies which will be dissolved without liquidation.

The Special Shareholders’ Meetings of Petrobras Energía, EG3, PAR and PSF held on January 21, 2005 approved the merger of  EG3, PAR and PSF into Petrobras Energía.

As a consequence of the merger, Petrobras, holder of a 99.6% interest in EG3 and a 100% interest in PAR and PSF, all of them through its controlled company Petrobras Participaciones SL (PPSL), will receive through the latter 230,194,137 newly issued Class B shares of Petrobras Energía, of a nominal value of P$1 each and entitled to one vote per share, representing 22.8% of Petrobras Energia’s capital stock. Accordingly, the new capital stock of Petrobras Energía will be P$1,009,618,410.

After registration of the merger with the Public Registry of Commerce, Petrobras Energía Participaciones S.A.’s interest in Petrobras Energía will amount to 75.8%. Considering its 58.62% shareholding in Petrobras Energía Participaciones S.A., Petrobras’ equity interest in Petrobras Energía will increase to 67.2%.

The effective date of the merger will be January 1, 2005. As from this date, all assets, liabilities, rights and obligations of the absorbed companies will be deemed merged into Petrobras Energía’s assets.

This transaction will allow the vertical complementation of PAR, PSF and EG3 businesses with those of Petrobras Energía, thus optimizing the business value chain of such companies. In such respect, the merger will allow the realization of operating synergies and economies of scale that may only be captured by way of the integration of the companies, such as, the positive impact on the exploration and production portfolio in Argentina, the growth and optimization of the hydrocarbon and by-product refining and marketing operations in Argentina in addition to the reduction in administrative, selling and management expenses through the centralized organization of the participating companies’ functional operations. The merger of companies with reduced or no debt will improve the credit profile of the absorbing company.

EG3 is mainly engaged in the refining and processing of oil and its by-products and the distribution and marketing of liquid and gaseous fuels, CNG and lubs through gas stations and/or fuel retail outlets.

EG3 has a refinery located at Bahía Blanca, Buenos Aires, a neuralgic point for the delivery of crude oil from the Neuquén Basin and at an excellent position for he supply by sea of crude oil coming from the south of the country or from international markets. With a crude processing capacity of approximately 31 thousand barrels per day, EG3 manufactures a wide variety of products: high-grade gasoline, regular gasoline, super 97 SP gasoline, raw materials for the production of solvents and petrochemical products, kerosene, diesel oil, fuel oil, asphalts base, propane, propylene and butanes, among others. EG3 has a wide network of gas stations (approximately 610), throughout the country that operate under Petrobras and EG3 brands.

PAR is mainly engaged in oil and gas production and the awardee of a production area at the Noroeste basin, with a production volume of approximately 7 thousand barrels of oil equivalent per day and 17 million barrels of oil equivalent of proved reserves as of December 31, 2004.

PSF is engaged in oil and gas production with 5 oil fields in the Neuquén, San Jorge and Cuyana basins and a production of approximately 11 thousand barrels of oil equivalent per day and 78 million barrels of oil equivalent of proved reserves as of December 31, 2004.

OUR PERFORMANCE IN 2004

OIL AND GAS EXPLORATION AND PRODUCTION

Overview

In 2004, the international price context was very positive for the business with the international crude oil price hitting new records. Even though the WTI reference price remained at an average of US$41 per barrel - 33% higher than the previous year - it peaked above US$50. Both demand and supply factors have joined to keep these high prices.

In Argentina, the business scenario exhibited a negative development. The Argentine government increased crude oil export taxes from a single nominal 20% rate to variable percentages, subject to the WTI price, that reached a 45% maximum rate.

In 2004, a 20% rate was applied on gas exports that were not subject to taxes and on liquefied petroleum gas exports previously subject to a 5% tax..

Crude oil sales price negotiations between producers and refineries continued according to a schedule of variable discounts subject to the WTI price. This mechanism partially offset the rise in the international reference price.

Production

In 2004, oil and gas production of Petrobras Energía and related companies grew 3% to 166.7 thousand boe/d. Crude oil production volumes climbed 4.5% to 119.7 thousand bbl/d and gas volumes moved up 1% to 282.2 million cubic feet.

This growth was in part driven by the recovery in volumes derived from operations in Venezuela, which were adversely affected by the oil strike early in 2003.

The successful capital expenditures made in Block 18 in Ecuador, which led to a 68% increase in oil production in this country, also drove the production improvement.

In Argentina, however, production of oil equivalent dropped 6%. This decline was attributable to the fact that most assets in Argentina are mature fields under production through secondary recovery with a considerable natural decline.

In Peru and Bolivia, production volumes in 2004 did not record significant changes compared to 2003.

Capital Expenditures

In 2004, Petrobras Energía’s capital expenditures, both in production and exploration activities increased 23% to about P$950 million from P$770 million in 2003.

Most of these expenditures were directed at maintaining production, with priority given to countries and products offering higher contribution margins. In 2004, 246 wells were drilled (of which 202 were located in Argentina) and 394 units were repaired (of which 203 were located in Argentina).

In the Neuquén Basin, Petrobras Energía completed significant well drillings and workovers at Medanito and Puesto Hernández.

At Medanito, the Company performed 54 drillings and completed 23 workovers. In addition, two major projects were carried out: the Infill Project - 21 wells drilled- and the Norte Project - 14 wells involved. Though both projects were successful the decline in basic production could not be offset.

At Puesto Hernández, Petrobras Energía performed 101 well drillings (71 producing wells and 30 injection wells) and completed 132 workovers. The most important project in this field was the Infill Project, which involved 55 drillings and had the expected results. On the contrary, basic production in the area significantly declined, with a higher than expected increase in water flow.

In Santa Cruz I and II areas in the Austral Basin, the Company performed 19 well drillings, 13 in Polo Barda las Vegas, 4 in Boleadoras, 1 in La Porfiada and 1 in Le Marchand. In addition, 15 workovers and major works were completed in pipelines between La Porfiada and Laguna del Oro and between Boleadoras and Bardas las Vegas.

As regards infrastructure works, Petrobras Energía started the construction of the Mercury Removal Plant for crude oil treatment in the Santa Cruz I area.

In Venezuela, the Company performed 24 well drillings, 63 workovers and 5 conversions, mainly at Oritupano-Leona and La Concepción fields.

In Block 18 in Ecuador, Petrobras Energía drilled 3 wells at Palo Azul field and 1 well at Pata field, and started works to expand production facilities and build an oil pipeline with a view to increasing production by approximately 30 thousand barrels per day in mid 2005. In addition, construction works started in connection with the definitive oil pipeline for transportation of the block production.

As regards Block 31, after compliance with the Ecuadorian government’s and environmental agency’s requirements, Petrobras Energía’s Environmental Impact Study and Development Plan for a 20-year production term was approved in August. In December, the Company started infrastructure works with the construction of a pier on the Napo river.

In Peru, a program involving 20 well drillings, 113 workovers (99 primary and 14 secondary), 124 well reactivations, 7 conversions of wells and maintenance and infrastructure works was developed with a view to optimizing operating costs.

Exploration

Petrobras Energía considers exploration as the most important vehicle for growth and reserve replacement. As a consequence, the Company developed a strategy designed at permanently searching for new virgin fields with long term production prospects and performed several exploration activities throughout 2004.

In Argentina, the Company completed a 580 Km2 3D seismic survey in El Campamento - El Martillo exploratory blocks, in the province of Santa Cruz, an area previously explored by other companies. A successful well was drilled and yielded 190 barrels of oil per day and 60,000 cubic meters of gas during the first tests. This finding resulted from the geological knowledge acquired throughout a 10 year-exploration period in the Austral Basin and investments in new technologies.

At the Santa Cruz Oeste field another well was drilled which also proved to be a discovery well. During the tests, production volumes totaled 50 cubic meters of oil per day and 4,200 cubic meters of gas per day at a depth of 1,400 meters. Seismic shooting is scheduled for next year.

In addition, Petrobras Energía participated in biddings for exploratory areas in the province of Neuquén, which were temporarily suspended later on by the local government. Anyway, and with an eye on 2005, Petrobras Energía continued evaluating the exploration potential of several areas including the Austral Marina and Malvinas basins, in addition to other exploration frontier areas and regions to be awarded through bidding by the provinces of Santa Cruz, Mendoza, Chubut and Neuquén.

Another milestone for the year in terms of exploration was Petrobras Energía’s decision to perform offshore activities in the Argentine marine basin. To such end, the Company participated and became the awardee in a bidding for the seismic survey and exploration of two blocks: CAA 01, located 220 Km to the east of Mar del Plata, and CAA 08, 420 Km to the south of the same city. Water depth in these blocks ranges between 400 and 3,000 meters and no company has performed exploration activities in this area to date.

Petrobras Energía, in exploring these areas, is planning to apply the technology and know-how of Petrobras, a world leader in offshore exploration and a pioneer in deep and ultra deep water activities. Petrobras received twice the most important award in the international offshore oil industry for its deep-water technology, the “Offshore Technology Conference Distinguished Achievement Award”.

Petrobras Energía will start working on this Project once the pertinent exploration permit has been granted by the Argentine Executive Branch.

In Venezuela, Petrobras Energia completed a 200 Km seismic survey in San Carlos and Tinaco and a successful well was drilled at La Concepción.

Liquid Hydrocarbon and Natural Gas Reserves

As of December 31, 2004, liquid hydrocarbon and natural gas proved reserves, audited by Gaffney, Cline & Associates, totaled 732 MMboe (553 million barrels of oil and 1.077 billion cubic feet of gas). This accounts for a 3.5% decline compared to reserves certified as of December 31, 2003 (2.9% for liquid hydrocarbons and 5.1% for natural gas).

During 2004 fiscal year, production totaled 59.9 MMboe and was partially offset by a net addition of 34 MMboe as detailed below:

14 MMboe were added from improved recovery in production areas. The reduction royalties in Peru provided under the new Law 28109 “For the Promotion of Investment in the Exploitation of Hydrocarbon Resources and Marginal Reserves” had a great impact on such addition. As a result, new development projects were incorporated.

45 MMboe were added from extensions on discoveries, mostly as a result of the classification as proved reserves of discoveries and extensions of proved areas in our assets in Ecuador. To a lesser extent, reserves in the Argentine Austral Basin and in Venezuela were added from extensions on producing fields.

Moreover, technical reviews based on the performance of the different fields and the projects implemented during 2004, resulted in reductions of previous estimates by 25 MMboe at fields where secondary recovery operations were performed in Argentina and Venezuela.

Liquid hydrocarbons and natural gas account for 75% and 25%, respectively, of total proved reserves. Sixty four per cent (64%) of total proved reserves are located outside of Argentina. This higher percentage compared to previous year is attributable to increased reserves in Ecuador.

As of December 2004, we had total oil and gas proved reserves equal to 12.2 years of production at 2004 oil and gas production levels.

REFINING

REFINING AND MARKETING DIVISION

“Adding value” is one of the guiding principles supporting Petrobras Energía’s corporate conduct. This objective becomes apparent in every operation of the Company, especially in the Refining activities. This business segment does not only deliver the best service to customers with a strong sense of mission through its gas station network, but also anticipates their needs by creating cutting-edge products such as the first 100-octane gasoline in the Argentine market: Podium.

This was not, however, the only achievement during 2004: crude oil volumes processed improved by 5.9% to 33 thousand bbl/d, business synergies with other companies in the Petrobras group continued to be achieved and the number of gas stations under its own brand increased.

Market share

The downward trend exhibited during the last nine months in the Argentine liquid fuel market and boosted by the growth of compressed natural gas (CNG) as substitute fuel reversed (for example, in the 1999-2002 period the demand for liquid fuels shrank 16%).

Domestic demand for diesel oil grew approximately 9% in 2004, in line with the recovery started in 2003 after a four-year shrinkage.

In spite of this mild improvement, the liquid fuel market is still subject to severe pressures.  High taxes on fuels continued favoring the use of CNG over gasoline and diesel oil. In addition, as a consequence of the significant increase in the international oil price, government controls continued to be applied.

In the case of Argentina, the government increased crude oil export taxes to maximize the volume refined in the country. This action aims at keeping domestic economy away from foreign fluctuations and avoiding their impact on the level of activity, employment and prices in the domestic market.

In the gasoline segment, the market share increased from 3.1% to 3.4%. As regards the diesel oil market, even though volumes grew 3.4%, the respective share fell from 4.7% to 3.5% since the Company decided to prioritize sales to more profitable channels over channels that determine the market share.

Business synergy with Petrobras

Like in 2003, the business strategy of the Refining segment was focused on capitalizing on the competitive advantages offered by the complementation with the businesses of other companies of the Petrobras group. Two actions were the key elements of this synergy in 2004: the sale of diesel oil to and the purchase of gasoline from EG3 and the change of flag of former Pecom gas stations.

Since last year, Petrobras Energía and EG3 have taken advantage of the benefits involved in the integration of operations to maximize value. Since the volume of diesel oil produced by Petrobras Energía at its San Lorenzo refinery exceeds the demand of its gas station network, sales of diesel oil to EG3 continued. In the year under review, diesel oil sales volumes reached 382 thousand cubic meters, quite above the 210 thousand cubic meters in 2003. EG3, in turn, sold Petrobras Energía its surplus of both component and finished gasolines.

As regards the change of name of Pecom gas stations for the Petrobras brand, Petrobras Energía continued the process started in 2003 aimed at capitalizing on the positive attributes of the group image. The fact is that in recent years Petrobras was able to develop an excellent brand equity whose interesting benefits are reflected at dispensers.

Podium: a new technological conquest

In terms of fuels and also as a result of the synergy with the Petrobras group, Petrobras Energía continued adding value. In mid 2004 it launched Podium, the gasoline with the highest octane rating in the Argentine market. Created jointly by the Company’s technicians and technicians from Petrobras Brazil, Podium is produced at the San Lorenzo refinery, in Santa Fe, and is distributed on an exclusive basis throughout the country.

However, Podium is not only the first Argentine premium gasoline that offers a 100 octane rating but  also contains multifunctional additives to help keep the engine clean.  Podium also meets the highest quality and environmental safety standards. It was awarded quality certifications by the Petrobras Research Center (CENPES) in Brazil and the South West Research Institute (SWRI) of Houston, United States.

Podium was well received by the market. By the end of the year it had gone beyond the premium gasoline it replaced (“Magnum”) by 66% per cent. This figure does not only exceed the Company’s expectations but also improves Petrobras Energía’s performance in the segment of fuels of high quality, power and cost.

Asphalt market

In 2004 the Argentine road asphalt market recovered after the 2002 crisis. This segment, of which 80% commercializes asphalt cements and 20% commercializes a variety of asphalt specialties (diluted asphalts, asphaltic emulsions and polymer-modified asphalts), reached sales volumes over 300 thousand tons in 2004.

Petrobras Energía maintained its leading position in this recovering market, with a 25% market share. As a consequence, the Company is ranked second in one of the most profitable downstream businesses. In spite of this position, Petrobras Energía is the only oil company in Argentina that has its own facilities for the production of asphalt specialties. This unique feature has enabled it to supply asphaltic products for many of the most important road construction works in the country, including, among others: the Rosario-Córdoba highway, the Rosario-Victoria bridge, the Aramburu highway connecting Rosario and Buenos Aires, and National Road 43.

In addition, for the second year in a row, Petrobras Energía sold polymer-modified asphalts. Total sales volumes reached 2.1 thousand tons, a significant volume considering a country’s aggregate market of approximately 8 thousand tons.

In addition, the Company maintained its leading position in the asphalt market of bordering countries (Bolivia and Paraguay). During 2004, sales totaled 29.2 thousand tons, a slightly lower volume compared to the record 31.9 thousand tons in 2003.

Gas stations

Petrobras Energía continued pursuing its commercial strategy involving the development and reidentification of gas stations. Throughout 2004, 39 retail outlets were customized to the Petrobras brand and 106 retail outlets were added to its network: 87 gas stations (of which 8 are directly operated by the Company and 79 are operated by third parties) and 19 Diesel Centers, of which four are mobile centers.

The Company’s efforts were also directed at increasing the number of retail outlets using  the “Tarjeta Flota” sales system. “Tarjeta Flota” is a brand loyalty program aimed at increasing sales volumes and establishing a more stable and lasting relationship with customers. As a result, the number of gas stations implementing the “Tarjeta Flota” system grew from 45 to 59 during 2004.

REFINERIA DEL NORTE S.A. - Refinor

The year 2004 was positive for Refinor in terms of hydrocarbon refining. In addition to a 14% increase in gas production volumes compared to 2003 (an average of 18.9 million cubic meters per day), seven new retail outlets were added to its Service Centers network (CCSS), one of them directly operated by Refinor.

Oil processing volumes slightly dropped 1 per cent (an average of 17.4 thousand barrels per day) due to lower crude oil availability.

This network, serving eight provinces located in the central and northern regions of Argentina, extended to Bolivia, where 13 production agreements and agreements for brand use were entered into. By the end of 2004, the gas station network comprised 98 retail outlets, of which 15 were operated by Refinor.

EMPRESA BOLIVIANA DE REFINACIÓN - EBR

EBR showed a good economic performance in 2004. As a major milestone, EBR contribution margins significantly recovered compared to the situation in 2003 in which as a result of the price fixing mechanisms imposed by the Bolivian government on refined products EBR had no refining margins.

EBR maintained a good level of crude oil processing with a view to producing a higher diesel oil volume and capitalizing on the WTI high international price. In 2004, the Company processed an average crude oil volume of 37.4 thousand barrels per day.

From the commercial standpoint, the Company was able to exceed annual targets in terms of product sales to the domestic and foreign markets and capitalize on high international prices. In this respect, EBR’s commercial network played a major role since it incorporated eleven new retail outlets through its subsidiary EDB. By the end of the year, the network had a total of 92 gas stations.

PETROCHEMICALS

The year 2004 was marked by a series of achievements in the Petrochemicals business segment: record production of styrene and polystyrene in Brazil, consolidating its leadership in the region; record production of rubber and bi-oriented polystyrene; 60% growth in sales of liquid fertilizers; and start-up of a new fertilizer manufacturing plant. In addition, the Company acquired an ethylene production plant, implying a growth in the business value chain and product offering.

ARGENTINE STYRENICS DIVISION

In Argentina, the industrial activity maintained the recovery trend started in 2003 which boosted 30%, 14% and 20% increases in the demand for styrene, polystyrene and rubber, respectively.

Petrobras Energía provided an efficient response to market opportunities and adjusted them to production from the Puerto General San Martín and Zarate plants. During 2004, the Company decided to maximize styrene production, thus prioritizing positioning in the domestic market which offers higher margins than exports.

During 2004, production volumes from Puerto General San Martín (PGSM) complex totaled 110.5 thousand tons of styrene, 4% higher than in the previous year. Volumes from the Zarate plant, in turn, increased 8% compared to volumes recorded in 2003, with a production of 62 thousand tons of polystyrene. These figures confirm Petrobras Energía’s leadership as the main styrene producer in Argentina.

In 2004, Petrobras Energía hit a new record of 12 thousand tons of bi-oriented polystyrene, 11% higher than the previous year, of which the Company exported 9.6 thousand tons to Europe and the United States, one thousand more than in 2003.

Rubber production, in turn, totaled 58.4 thousand tons (4% higher than volumes recorded in 2003), setting a historical record boosted by domestic demand, with a market share increasing from 90% to 95%.

A new asset – The SL Ethylene Plant

Located in San Lorenzo (Province of Santa Fe), the SL Ethylene plant was acquired in February 2004 and became operational in October 2004.

The new plant is located along the Paraná river coast, adjacent to the San Lorenzo refinery which provides the oil feedstock necessary for its operation, and to the PGSM petrochemical complex which uses ethylene as raw material for the production of ethylbenzene and then ethylene. It is also located near the Zarate plant where the Company manufactures polystyrene.

This acquisition helps the Company grow in the business value chain and expand its product offering, increasing its share in the plastic raw material market. As a result of the acquisition of the SL Ethylene plant, Petrobras Energía increased production capacity of its PGSM ethylbenzene plant from 116 thousand tons to 180 thousand tons per year. With this additional ethylbenzene production, the Company will be able to make full use of the production installed capacity of Innova plants, thus broadening the regional leadership in this market.

Summing up, the styrenics business performed very well during 2004. This segment generated significant profit margins and low levels of inventory and trade receivables. Along with Innova’s performance, it helped strengthen Petrobras Energía’s leadership in this market in the Mercosur region and consolidate the Company’s commercial presence in Chile.

INNOVA S.A. - Innova

The economic activity in Brazil is on a clear development path boosting the demand for styrene. During the last year, the polystyrene and styrene markets grew 15% and 4%, respectively.

In this favorable business context, Innova plants produced a record of 208 thousand tons of ethylbenzene and 202 thousand tons of styrene under ordinary operating conditions. The latter figure was highly above the 179 thousand tons recorded in 2003 and enabled Petrobras Energía to partially offset the product deficit in the regional market and also increase polystyrene production, with volumes hitting a historical record of 105 thousand tons per year.

In Brazil, Innova consolidated its position as a leading styrene and polystyrene producer and marketer, with a market share of approximately 73%.

Innova was also able to increase its businesses in foreign markets. Exports grew 23% compared to 2003, with volumes mostly directed towards Africa and the United States.

Customer-oriented strategy

In Brazil, Innova continued implementing its commercial strategy directed at developing new products and solutions jointly with customers to which it delivers high value added in terms of technical assistance. In addition, its most important and demanding - in terms of suppliers’ qualifications – customers approved the new polystyrene compounds.

One of these customers, Sony, authorized the use of polystyrene compounds manufactured by Innova in its electronic products. In addition, companies in the footware industry purchased from the Company new products to substitute ABS (Acrylonitrile Butadiene Styrene), a byproduct of styrene used in the manufacture of inner parts of automobiles and household appliances casings, among other applications. Innova is currently performing final tests of high resistance products together with customers from the household appliances and packaging industries.

Summing up, Innova closed 2004 fiscal year with good economic results, further strengthening Petrobras Energía’s leading position in the region’s styrenics business.

FERTILIZERS

The year 2004 was positive for agricultural activities in Argentina. Sown areas remained almost unchanged, with increased expectations of improved yields and a rise in the use of nutrients. As a result of this situation, total demand for fertilizers grew 31% in the country.

Petrobras Energía, a leading company in the Argentine market of granular fertilizers, partially capitalized on this growth: total sales volumes increased 31%, the liquid fertilizer segment recording a 60% rise, including resale.

In line with its growth and innovation strategy, Petrobras Energía produced 246 thousand tons of liquid fertilizers at its Campana plant. This figure widely exceeded the 186 thousand tons recorded in the previous year and results from a greater production of UAN (nutrient containing urea and ammonium nitrate) and the start up of a the new thiosulfate plant, a product containing nitrogen and sulfur used for soybean fertilization.

Urea production, in turn, was impacted by gas supply interruptions during the summer season, totaling 188 thousand tons, compared to 193 thousand tons in 2003.

The price for products in this market hit all-time highs. This fact, in addition to increased sales volumes generated high profit margins for the segment. With a view to leveraging this growth opportunity, Petrobras Energía is planning to make investments to facilitate distribution and sales logistics and achieve greater business development.

PETROQUIMICA CUYO S.A.

Throughout 2004, international polypropylene prices continued showing an upward trend that drove the price increase in the Argentine market. In spite of this rise, demand grew 17% compared to the previous year. The polypropylene domestic market has not commercialized such a great volume since 2001.

Petroquímica Cuyo S.A. did not remain outside this market reality: production from its Luján de Cuyo (Mendoza) plant surpassed by 2% the maximum historical value for 2003. In addition, the Company continued developing and commercializing the new “random-block” polymer families used in the high resistance packaging industry.

As regards polyolefins, a substance used in the production of a wide variety of products ranging from disposable products to household appliances, Petroquímica Cuyo S.A. also had positive results. The Company not only increased by 98% its sales volumes of copolymers and terpolymers for special applications of its successful “Cuyotec” line, but also consolidated its international positioning strategy designed to introduce its special products into the United States and European marketplace.

HYDROCARBON MARKETING AND TRANSPORTATION

HYDROCARBON MARKETING

With a view to integrating and optimizing all links in the energy chain, Petrobras Energía has an active involvement in the hydrocarbon marketing and transportation segment. During 2004, it continued providing oil, gas and liquefied petroleum gas (LPG) brokerage and trading services to other manufacturing companies in order to expand production commercial opportunities.

During 2004, the Company sold 190 tons of LPG per day and 3.9 million cubic meters of gas per day under the brokerage and trading modality.

HYDROCARBON TRANSPORTATION

TRANSPORTADORA DE GAS DEL SUR S.A. - TGS

TGS’s sustained recovery from 2001 crisis continued. The year 2004 was marked by TGS’s emergence from default. By the end of 2004, the company under joint control was able to restructure its debt and design a maturity profile consistent with its business development strategy.

In the transportation regulated segment, the distortion in fuel domestic prices leveraged the demand for natural gas and put service capacity to the test. Once again and as a result of the excellent maintenance conditions of the gas transportation system, TGS was able to meet a greater operational demand represented by a 17% increase in average daily deliveries in 2004.

In terms of sales revenues, gas transportation continued to lose relative weight vis-à-vis the unregulated segment accounting for 44% of total revenues in 2004 compared to 47% in 2003. While firm transportation capacity increased about 3.6 million cubic meters per day as a result of a better use of the system operating availability, the profitability of the regulated segment was not able to recover due to rate adjustments made after the major devaluation and inflation process of the last three years. During 2004 no progress was made in terms of a renegotiation of the gas transportation license.

In light of the absence of key definitions and a growing demand for natural gas, the Argentine government implemented the trust concept to finance the system expansion, thus changing the paradigm of the investment process in the utility sector. TGS once again provided its support and strived to reach an agreement with the Argentine government to increase the capacity of the San Martín gas pipeline by approximately 2.9 million cubic meters through the laying of 509 Km of additional pipelines for the 2005 winter season. A major investment would be required for this expansion, TGS acting as Project manager and being responsible for the operation and maintenance of the new facilities.

Development of the unregulated business segment remained favorable in 2004, accounting for 56% of total revenues and boosting cash generation. The natural gas liquids (NGL) production and marketing segment was positively impacted by high international prices which remained constant throughout the year and, to a lesser extent, higher volumes processed as a result of the increase in gas demand, with a record volume of liquids production at the Cerri Complex.

As regards operations, from the very beginning TGS has given priority to the implementation of cutting-edge technology and to the leading position in the industry with a view to providing safe, reliable and efficient services. To such effect and for the purpose of preventing pipeline deterioration mainly caused by external corrosion, in 2004 TGS developed a prevention system for crack detection which, together with the implementation of a new internal inspection technology, is unique in Latin America.

OLEODUCTOS DEL VALLE S.A. - Oldelval

Oil volumes transported by Oldelval from Allen to Puerto Rosales were similar to volumes transported in 2003, but exhibited a slight 1.97% increase (a total of 66.5 MM barrels per year). This increase derived from the decline in crude oil transportation through the Trasandino Oil Pipeline – used for exports to Chile – and reduced pumping at the Luján de Cuyo distillery.

During 2004, for the purpose of securing the system’s reliability, Oldelval performed several maintenance works. Major investments include, among others, the internal inspection of piping using state-of-the-art ultrasound tools.

OLEODUCTO DE CRUDOS PESADOS Ltd – OCP

OCP started commercial operations by the end of 2003. During 2004, the first year of operations, it transported over 75 million barrels of heavy crude oil which were shipped on more than 138 vessels from its offshore facilities on the Ecuadorian coast.

In the financial arena, OCP succeeded in significantly reducing 2004 basic transportation rate from US$2.41 per barrel of crude oil at the beginning of the year to US$2.20 as a consequence of revisions made in the financing parameters and adjustments to the oil pipeline operating budget.

In June 2004, Petrobras Energía Ecuador subscribed a Transportation Agreement with Murphy/Canam Oil whereby it committed itself to transport, using the capacity committed to Petrobras in the OCP, 20% of crude oil production from Block 16 until 2012. Under this Agreement, Petrobras transported approximately 1.6 million barrels of crude oil in 2004, thus mitigating the economic commitment under the Ship or Pay agreement by US$3.6 million.

By the end of the year, OCP hit records in terms of safety and complied with priority goals in terms of quality and environmental issues. Since the oil pipeline runs across ecologically sensitive areas, OCP focused its efforts on the safe operation of certain sectors such as the fluids shut-off and check valves (automatic valves) and the Supervisory Control and Data Acquisition System - SCADA-.

In 2004, OCP’s marine terminal obtained the certificate for compliance with the Code of Protection of Vessels and Port Facilities required by the International Marine Organization, thus becoming one of the first ports in Latin America to obtain this certification.

 ELECTRICITY

The Argentine Electricity Market

The rebound in the Argentine economic activity had an impact on the growth of the demand for energy. With a 6.7% increase, electricity consumption returned to levels similar to those prior to the 2001 crisis. Total electricity generation, in turn, increased 8.5%, including exports.

In 2004, gas supply restrictions at thermal power plants increased compared to previous years. As regards hydraulic power plants, flows from incoming rivers declined as from the second half of the year, compared to historical average values, as a result of less snow water supplying the river basins.

ELECTRICITY GENERATION

GENELBA POWER PLANT – The Power Plant

In 2004, the Genelba Power Plant operated with a 98% reliability level and reached an 84% availability factor which was affected by scheduled major maintenance works during the year.

During 2004 first and fourth quarters, one or two of the Power Plant`s three turbines were alternatively stopped. This operation lasted 74 days divided into two periods, with no significant deficiencies detected.

As a result of the gradual scheduled maintenance works performed, the Power Plant, for the second year in a row, was able to successfully comply with the compensation scheme for guaranteed supply, thus obtaining P$30 million additional revenues.

Surpassing historical monthly and daily generation records was yet another achievement in 2004: the plant generated 480 Gwh of electricity in July with a 16,445 Mwh peak on day 16.

In May, Genelba was authorized by CAMMESA, the Wholesale Market Manager, to start commercial operations of the Primary Frequency Response System under the “Joint Control” modality. As a result of this project, the Power Plant not only obtains significant economic benefits but also becomes the first plant in the wholesale electricity market to operate under this modality, thereby strengthening its leadership as a technologically innovative company.

In 2004, another fact ratified the market’s recognition of Genelba expertise in the operation and maintenance of power plants. The Power Plant subscribed an agreement with Termorio S.A, independent producer of electricity in Brazil, whereby it will provide management and technical assistance services in the operation and maintenance of Termorio combined cycle power plant.

PICHI PICUN LEUFU HYDROELECTRIC COMPLEX

In 2004, incoming mean flows from the Limay and Collon Curá rivers were lower than the historical average (2% and 7%, respectively). These water supply levels resulted in a 1,142 GWh generation volume and a 45% plant factor. The level of power discharges as a result of spilling of water without generation was very low (0.1 Gwh).

Scheduled maintenance works for the three generation units of the hydroelectrical plant were successfully performed during a term of 52 days. International independent experts performed a safety technical audit of the dam with highly satisfactory results.

ELECTRICITY TRANSMISSION

TRANSENER S.A. - Transener

The Argentine economic growth, especially the GDP growth, had an impact on the increase in electricity consumption. This phenomenon forced Transener to double its efforts to maintain service quality according to the standards provided for under the concession agreement. Along these lines, in 2004, the Company worked hard to strengthen the quality commitment to its customers.

Transener’s own failure rate in transmission lines remained at satisfactory levels (0.49 failures every 100 km of lines), well below the 2.5 limit provided under the Concession Contract.

The continuing lack of definition regarding electricity transmission rates, the filing of a bill for Public Utility Regulation which would include significant regulatory changes, in addition to the critical situation in the electricity sector as a whole have resulted in a strong decline in investments generated by the market’s own dynamics and in reduced business opportunities in the domestic market.

With a view to regionally expanding the activities and developing a policy for the insertion of Transener in the Latin American market, during 2004 Transener continued conducting business development activities abroad.

Transener completed the first works relating to the 500 Kv line in the transmission system in Paraguay which was financed by the BID and awarded to the Company on the basis of a public international bidding. The project encompasses 15 Km of lines, a 500 Kv yard and a 200 Kv extension of the transformer station. On August 3, Provisional Acceptance of the works took place, with no significant works pending completion.

In Brazil, the Company maintained operation and maintenance agreements. In addition, it executed a new five-year-term agreement with the ETIM Consortium (Expansión Itumbiara-Marimbondo Ltda.) to operate and maintain the 500 Kv Itumbiara-Marimbondo high voltage line and two transformer stations located in the Goias and Minas Gerais states.

Regarding the defaulted debt, the company estimates that in 2005 an agreement will be reached with the financial creditors’ committee, taking into consideration the new economic reality of the company and the country.

ELECTRICITY DISTRIBUTION

EDESUR S.A. - Edesur

Argentina’s economic rebound during 2004 had an impact on the demand for electricity which surpassed consumption levels recorded prior to the 2001 crisis. During the year under review, the demand for energy in Edesur concession area increased by 5.2% compared to 2003. Energy delivered to Edesur’s network reached 15,097 GWh. In April, in turn, the Company recorded a historical 2,650 MW maximum demand for power, a 2.2% higher than previous values (July 2000). Maximum demand for power increased by 4.1% compared to 2003.

Edesur was not able to restore its economic and financial balance which was adversely impacted by devaluation and pesification in January 2002. For that reason, during 2004, Edesur strived to reduce the effects of such a situation.

In spite of the restrictions imposed by the emergency, Edesur’s technical management had positive results. This was due to an efficient management of resources, with strategies and objectives commensurate with the circumstances and with a stringent control on key management variables.

The Company used all resources available to make the investments necessary to support the provision of services. In 2004, the Company invested P$147 million, resulting in an accumulated amount of P$2,981.3 million as from the beginning of the concession.

Technical service quality indicators –number and duration of outages– did not show significant changes compared to 2003. As regards technical product quality – voltage level and disturbances – metering cycles throughout the year yielded an acceptable quality level.

On the other hand, Edesur increased its customer portfolio by 1.02% to 2,138,753 users. This indicator keeps the upward trend resumed the previous year after two critical periods showing signs of decline.

Electricity sales also hit maximum historical values with total annual sales of 13,323 Gwh, accounting for a 5.3% increase compared to 2003. This figure reflects 1,913 Gwh for distribution services (wheeling) to large users.

Another achievement by the Company in 2004 was the reduction, for the first time as from the beginning of the crisis, of energy losses from 11.83% in 2003 to 11.75% (variable annual rate), a significant decline considering that the Company had increased technical losses.

Edesur was able to regain its borrowing capacity in the financial market. It became one of the first companies to place, after the crisis, an issuance in the domestic market of peso-denominated notes, with very favorable terms and rates. The proceeds from the issuance were mostly used to repay dollar-denominated financial liabilities, resulting in an extension of the average life of the outstanding debt and a reduction in the exposure to the exchange rate.

HUMAN RESOURCES

A company is the people who work for it. Therefore, Petrobras Energía devoted the entire 2004 to prepare its people to work in the integrated energy company it has currently turned into. It is quite a challenge: the Petrobras corporate reorganization process in Argentina combines business practices for a better use of know-how while simultaneously valuing convergent work histories and cultures to make the new Petrobras Energía a more successful company.

Values, the backbone of the corporate conduct

Petrobras Energía knows that a merger of companies can only be successful if it manages to achieve a unique identity and a common philosophy. For this purpose, this year the company has continued its efforts to define the values that represent its culture and to which it aspires. That is, the manner in which the Company mission and vision will be reflected through the day-to-day behavior of its people.

This definition of values mirrors the respect that Petrobras Energía feels towards its employees. The Company’s personnel participated in this task: through focus groups and in-depth interviews, they had a chance to express their ideas and opinions. The Company also took into account the results of the “values” dimension included in the Organizational Climate Survey conducted in March.

Thus, after several months of intensive work geared towards the selection and definition of concepts, Petrobras Energía developed its five new values. These consist of five guidelines that support and project its corporate conduct and, in turn, include multiple attributes: agility, flexibility, ethics, respect for individuals and their environment, integration, teamwork, self-improvement, search for excellence and frontier technology.

A harmonic and motivating work environment

As one of the goals for 2004, Petrobras Energía set out to become the preferred employer at each location where it operates. To that end, the Company attempts to create a challenging work environment that attracts employees and enables their development guided by the competences required to meet business goals.

Petrobras Energía specifically emphasized the diagnosis and improvement of this climate taking a twofold path: the Organizational Climate Survey and a series of actions that contributed to the integration and involvement of its employees.

Organizational Climate Survey

The Organizational Climate Survey was an anonymous and voluntary survey conducted by Petrobras Energía in March 2004 for in-house personnel.  Its goal was to detect factors impacting employee satisfaction, motivation and sense of belonging to further develop action plans that would improve work environment and relations.

In addition, the mission of the survey consisted in generating a data base against which future results would be compared. Two thousand nine hundred and sixteen individuals (62 per cent of personnel invited to participate) from its operations in Argentina, Bolivia, Brazil, Peru and Venezuela participated in the survey.

The Organizational Climate Survey enables the Company to obtain a series of indicators: the Organizational Commitment Index, the Employee Satisfaction Index (ESI) —a measurement system established by the Petrobras group for all of its companies— and the Direct Satisfaction Index (DSI). All of them are essential to identify the degree of employee satisfaction in terms of Company resources, processes and practices, and they have enabled Petrobras Energía to work on opportunities for improvement throughout the year.

In order to measure the scope of the organizational actions the Company worked on throughout the year, a new Climate Survey was launched from December 2004 through February 2005. This process was conducted simultaneously to that of Petrobras and encompasses all of the countries where the Company operates.

Towards greater integration and participation

The year 2004 was highly dynamic for Petrobras Energía in terms of activities aimed at the integration and participation of employees and their families. Among them, we can mention the following events: recognition to the career path of employees with greatest seniority and participation of almost 1,900 persons in the Energy Games organized by Petrobras to celebrate its 50th anniversary.

The Company also sought to encourage employees to share their artistical skills, stimulate their creativity and appreciate art and culture. To that end, Petrobras Energía participated in the Prata da Casa corporate contest, which Petrobas has been organizing in Brazil for the last nine years, awarding prizes to works of art within the categories of plastic arts, photography, music, literature and gastronomy.

In addition, the Company continued developing a series of activities designed to promote the pride of belonging, encourage integration and move people to act in line with the Company values. Among them, we had several seminars focused on integration of the family and the community with the Company, the presentation of new products, and closer interaction with the Chief Executive Officer and the Directors of the Company.

This new closeness between the Chief Executive Officer and the employees of Petrobras Energía, in turn, attempted to create greater room for communication and interrelation between them. This was the goal sought by management in Road Show 2004, as well as in Exchange Day, a monthly activity that promotes interest in and understanding of the Company’s businesses and boosts integration among personnel from different areas.

Training and development

In 2004, Petrobras Energía set out to homogenize the business practices of all of the companies that integrate it. To that end, it implemented the Performance Management Cycle with a comprehensive vision and introduced the new training policy involving all of its operations.

Performance Management Cycle and new training policy

The Company carried out the performance management Cycle with the purpose of evaluating the contribution of all its employees and promoting their development. This cycle involves all employees, either from the assistant or the leader role.

This cycle is implemented through the evaluation of individual management objectives, which contribute to the goals established by the organizational strategy, and attitudinal competences.

The competencies model serves as a guide of the management and leadership style promoted by the Company. It was designed in line with the definition of competencies established in the Petrobras Brazil model and added an additional competence: value-based management.

The new training policy was implemented within the framework of this comprehensive performance management model. Its purpose is to establish that training actions are related to the performance management cycle in order to meet individual training needs, facilitate achievement of individual management objectives and promote the development of attitudinal competences.

Petrobras University

Petrobras University is a corporate university created to provide professional training to all Company business units and exchange knowledge among them.

In 2004, we strengthened the bond between Petrobras Energía and the University to optimize training resources and access to its educational proposals through courses, seminars and technical meetings.

Towards a better quality of life

Petrobras Energía is a Company that seeks the professional development of its people, as well as its personal and family development. Thus, it attempts to improve their quality of life through different programs, such as the benefit and the health protection and promotion programs.

Employee benefits

Petrobras Energía offers its personnel a set of benefits that exceed those required by law and are aimed at contributing to their development and improving their standard of living. These benefits, which as all other processes are in line with the corporate vision, mission and values of Petrobrás Energía, encompass issues such as health, education and attention on special occasions, among others.

During 2004, the core of this area of work was integrating the benefit plan of each of the companies that joined Petrobras Energía. For employees based abroad, the Company performed a situation analysis and adapted the benefit package in an effort to make it more attractive and competitive. It simultaneously worked on the extension of benefits to all Company personnel.

Compensation

Petrobras Energía developed a single compensation policy for the entire Company aligned with the guidelines set forth by Petrobras Brazil. This policy includes personnel excluded from collective agreements, and complies with the pertinent Collective Labor Agreement in relation to the remaining employees.

The guidelines stated therein seek internal equity and external competitiveness, helping leaders to manage their work teams effectively. These have been designed maintaining the commitment towards legislation, which Petrobas Energía expressly states in all its management policies.

The Company manages compensation according to its strategic positioning, which responds both to market trends and to its Business Plan`s requirements, while taking into account the roles, responsibilities and performance of its employees.

Union Relations

Based on a model of continued negotiation, in 2004 Petrobras Energía renewed several agreements. The purpose behind this measure was to become an agile, integrated and flexible organization, thus favoring the quality of labor of its employees.

Renewed agreements

As regards petrochemical operations, the Company updated the 100/75 Company-Union Agreement with SOEPU (Sindicato de Obreros y Empleados Petroquímicos Unido) after remaining unchanged for 29 years. In addition, it simplified the salary structure and implemented a new work shift in order to reduce the number of hours per day and thus improve the quality of life and efficiency of the plant’s staff.

The Company entered into a new agreement with Sindicato Luz y Fuerza of the Autonomous City of Buenos Aires for the Genelba Thermal Power Plant. The objective of this agreement, which affected neither working conditions nor work schedules, was to maintain the competitiveness that has always been a distinctive feature of this business unit.

The E&P area has also updated the collective agreement with its work force. After almost four years under the previous agreement, it was ratified by the National Ministry of Labor of the new CCT 340/04, executed between Federación Argentina Sindical del Petróleo y Gas Privados (FASPyGP – Unionized Argentine Federation for Private Oil and Gas), Cámara de Exploración y Producción de Hidrocarburos (CEPH – Chamber for Hydrocarbon Exploration and Production) and Cámara de Empresas de Operaciones Petroleras Especiales (CEOPE – Chamber of Companies for Special Oil Operations). The term of the CCT 340/04 agreement expires on December 31, 2007.

At the Cojedes State, Venezuela, the Company has executed a hiring agreement for gas production activities unrelated to oil with Fedepetrol and FetraHidrocarburos. The purpose of this agreement is to seek cost-efficiency for the San Carlos Tinaco project.

CORPORATE SOCIAL RESPONSIBILITY

For the Company, being a responsible corporation is a way of doing business. It is not an option, but rather a condition for the sustainable development of its businesses while simultaneously molding its corporate mission and vision. Along these lines, in 2004 the Company supported its economic growth with an organizational responsibility program that sought to achieve ethical, human, social and environmental value. Through this program and its several action plans the Company has:

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woven alliances with public institutions and non-governmental organizations

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developed community promotion plans within its influence areas

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sponsored institutions with similar social objectives

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generated or participated in Corporate Social Responsibility (CSR) training projects

In addition, the Company has started to disseminate its CSR activities internally and taken the first steps towards corporate volunteering, a way to integrate its social vocation with that of its people. The final goal: to consolidate its relationship with society and simultaneously build an organizational culture based on ethics and respect for individuals, the environment and the community.

Alliances

During 2004, Petrobras Energía set up several medium-term alliances with governmental and non-governmental organizations to capitalize on the synergies of networking. Some of these institutions were:

-    Asociación Argentina de Tenis Adaptado (AATA)

-    Fundación Crear vale la pena

-    Asociación Civil Crear-te

-    Fundación Huésped

The purpose of these alliances focused on improving levels of social inclusion and integration, especially for underprivileged children, teenagers and youngsters, in communities where the company operates. The contribution of Petrobras Energía led to positive results reflecting its leadership as a committed social player in all cases.

Sports and social integration

Working jointly with Asociación Argentina de Tenis Adaptado (AATA), Petrobras Energía has promoted social integration through sports. Besides sponsoring the “Argentina Open” Adapted Tennis International Tournament, the Company funded the works for the enclosure of the tennis court of Centro de Rehabilitación y Recreación para Personas con Discapacidad (Rehab and Recreational Center for the Handicapped) and supported the participation of AATA players in international tournaments. Petrobras Energía also gave widespread exposure to wheelchair-tennis at the ATP 2004 tournament final.

Support to artistic expression

Art is yet another field through which Petrobras Energía seeks to promote social inclusion. Towards this end, the Company has established an alliance with “Crear Vale la Pena”, a foundation engaged in the training of young individuals in musical arts and artistic production. In 2004, Petrobras Energía supported these training activities and supplied students with quality instruments for their educational process.

Art as a path to social inclusion

Petrobras Energía has also assisted in the creation of job opportunities for young individuals with different capacities. In association with Asociación Civil Crear-te, it conceived a strategy for the marketing of their works of art that would enable them to generate income.

Fight against AIDS

Petrobras Energía formed an alliance with Fundación Huésped in order to disseminate and make the society aware of the HIV issue. This alliance was molded into several actions, the Preventoon Project -which the National Ministry of Education declared of Educational Interest- and the Calendar Project, among others.

Preventoon is an educational video on HIV prevention which Petrobras Energía distributed in public schools located in the Southern area of Greater Buenos Aires and Rosario, both to teachers and students.

The Calendar Project is a photo almanac with pictures of renowned personalities aimed at raising funds for Fundación Huésped as well as promoting social awareness on the subject. In this case, Petrobras Energía contributed monies to the campaign and made its network of gas stations available for the sale of the calendars.

Community promotion plans

The Company is well aware of the fact that an ethical corporation that cares about its people and their environment cannot leave behind the communities where it operates. It also knows that a solid corporation may only exhibit growth if it, in turn, becomes a determinant for growth. Bearing this in mind, the Company thinks out and develops social actions to improve the living conditions of the communities within its influence area.

The Company implements this task through its business units. Each business unit has its own strategy in terms of community support, which varies according to the needs and bonds established with the area’s residents and institutions.

In 2004, Petrobras Energía carried out community promotion plans related to the following issues: education, sports, health prevention, social integration, Latin American awareness, local development, art and culture, music and recreation, environment and safety. The following communities have benefited from them:

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Rosario and its influence areas: The Company fostered several plans for community development in this area, together with Puerto General San Martín and San Lorenzo Refinery. It initially contributed to the refurbishment of Campo de la Gloria, the historical location where the San Lorenzo battle was waged. On the other hand, the Company joined Asociación Civil Responde to carry out a project that seeks to recover populations on a path to extinction, promoting their economic, social and cultural development, boosting their entrepreneurial capacity to prevent uprooting, and revaluing the collective identity of its residents. This project started out with populations residing in Rafael Morante and Godoy Cruz.

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Neuquén and its influence areas: through the Oil and Gas Exploration and Production business unit, the Company worked on activities developed with Crear-te and in a CSR colloquium organized in Bariloche with Fundación Arelauquen. In addition, they also developed the educational project entitled “Dinosaurs go to school” for kindergardens located in Rincón de los Sauces.

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Cañuelas: in this case, the Company worked jointly with the thermal and hydroelectrical stations Genelba and Pichi Picún Leufú for the donation of equipment to Piedra del Águila Hospital.

Sponsorships and public welfare campaigns

In reply to specific requests and needs, Petrobras Energía supported cultural, scientific and social institutions sharing similar goals in the organization of social interest events and activities.

Among other actions, the Company contributed funds to Grupo Promotor de Empresas en Contra del Trabajo Infantil (Business Group Against Child Labor) and to the campaign organized by MACMA for the purchase of a portable mammograph. It also participated in fund raising campaigns for ALPI, Fundación Cimientos, Fundación Cruzada Patagónica, Fundación San Jorge, Asociación Nordelta, Colegio Las Lomas Oral, Cedemil, Hogar María del Rosario de San Nicolás, Fleni and Adana, among others.

Corporate Social Responsibility Training

The Company is aware of the fact that Corporate Social Responsibility, both worldwide and in Argentina, is a relatively new management concept. This situation has led the company to share the concept with its internal public in order to achieve a multiplying effect.

To this end, the Company organized conferences with specialists on the matter and participated in the II Corporate Social Responsibility Congress organized by Fundación del Tucumán.  In addition, it summoned several assistants to participate in the Corporate Social Responsibility and Responsible Business Practice program of Instituto de Estudios para la Sustentabilidad Corporativa (Institute for Studies on Corporate Sustainability).

QUALITY, SAFETY, ENVIRONMENT AND HEALTH

Petrobras Energía is a socially and environmentally responsible corporation in continued search for excellence in management. This commitment lies in the core of its corporate identity and is part of its corporate mission. Petrobras Energía believes that caring for the environment in which it operates and for the safety and health of individuals is an essential condition for the activities it develops. Along these lines, its Strategic and Business Plans include goals involving excellence in management and performance in Quality, Safety, Environment and Health (QSEH).

Within the scope of this philosophy, in April 2004 Petrobras Energía launched its new QSEH policies, each of which implies evolution as regards the principles currently in force. The new Quality Policy provides a more comprehensive, executable and applicable approach. The new Safety, Environment and Health (SEH) Policy, on the other hand, incorporates state-of-the-art concepts: ecoefficiency, life cycle, continuous improvement and leadership, among others. This is implemented through the use of fifteen guidelines for practical and customary action aiming at behavior-based responsible development.

Parallel to the implementation of these changes, Petrobras Energía maintained the guarantee granted by international audits and certifications in terms of Environment (ISO 14001), Quality (ISO 9001) and Safety and Occupational Health (OHSAS 18001).

Within this context, the Company concentrated its QSEH efforts on two backbones:

Excellence in management

In order to achieve high standards of excellence in management, Petrobras Energía implemented a cycle of evaluations aimed at measuring the global quality of corporate performance. This cycle was started at Vector Units – Genelba, Innova, E&P-Venezuela and E&P-Argentina – and involved participation of over one thousand employees in evaluator training courses, sensitization lectures, training courses and management report writing courses.

The standards used for evaluation were the excellence criteria for the Brazilian National Award to Quality and the conformity criteria for the Petrobras System.

Presently, and due to the results of these measurements, each Vector Unit is developing its respective Plan for Management Improvement.

New policy and guidelines, new management tools – Process Safety Program

To guarantee the effective implementation of the new SEH policy and guidelines, the Company has developed a set of corporate management tools in the Process Safety Program (PSP). This program was launched in April 2004 with a diagnosis of management that encompassed 23 assets and centralized functions and included interviews with over 300 leaders, Company employees and contractors.

During a second stage, PSP sought to review business unit action plans, assets and centralized functions through the progress and enhancement of several projects.

A brief overview of each project is described below:

Safety

Prevention Systems

To minimize the occurrence of operation-related casualities and contingencies, Petrobras Energía developed the following preventive measures:

*  technical audits in 280 facilities to evaluate their reliability and integrity,

*  over 3000 behavioral audits with their respective deviation analyses,

*  corrective actions to address the deviations detected in both technical and behavioral audits,

*  training of 70 professionals involved in the risk engineering business,

*  enhancement of operational standards and training in electrical risk, work permits, area classification, load movement and high-altitude work,

*  implementation of a learning process based on the analysis of individual accidents and accidents occurred within the entire Petrobras System.

In addition, Petrobras Energía expanded SEH management to its contractors by implementing the following actions:

*  meetings with directors of contractor companies to specify the Company’s standards in terms of SEH, inform them about the new consequence system and establish agreements regarding performance,

*   review of all contracts, focusing on the update of and compliance with SEH requirements,

*   over fifty thousand man-hours of training in SEH issues.

One of the areas where Petrobras Energía identified great opportunities for improvement was road safety management. To minimize and control the risks involved in this operation, the Company designed and implemented the 2004 Road Safety Plan, one of the main prevention tools in terms of resource mobilization.

Contingency Systems

Petrobras Energía is aware of the accident and eventual damage risk involved in its activities and the conditions of the developing countries where it operates. Therefore, it believes that it is essential for a socially responsible company to have adequate contingency plans.

With this in mind and according to the new SEH guidelines, in 2004 Petrobras Energía successfully completed strong improvements in contingency systems. Thus, a series of contracts for response upon nautical and land emergencies, supplemented by mutual assistance agreements for major emergencies with Petroleos Brasileños SA, are pending execution.

At present, the Company has thirteen emergency response bases distributed in different strategic locations of the country (five nautical bases and eight land bases). All of them are well equipped and have the necessary personnel for efficient action in the event of an emergency.

- Information technology for a fast and efficient response

Petrobras Energía understands it is imperative to make the right decisions fast in order to minimize eventual damages and rapidly restore previous conditions in the event of an accident. It is essential to have reliable, qualified and updated information available for this purpose. Geographical data platforms are among the newest technological tools used internationally to obtain this type of data.

The Company has developed a support system for contingencies named Geodatabase, which includes all relevant facilities and the information available at each operating unit. Geodatabase provides detailed geographical information and also interrelates spatial references with a powerful data base. In this manner, each spatial reference is accompanied by additional information: satellite images, plans, digital photographs, process sketches and other documents. In addition, the data base is supplemented with information on resources, either human or material, available in over two thousand population centers.

Another technological tool used by the Company to solve contingencies is INFOPAE, created to specifically respond to each scenario where an accident occurs, providing key information for the initial decision-making process and the guidance of response groups prior to (through emergency simulation), during (on-time assistance to response personnel) and after (during the preparation of reports and the evaluation of actions taken) the accident.

- Ongoing evaluations

Petrobras Energía evaluates its contingency programs on an ongoing basis.  In 2004, the Company organized accident prevention drills and trained operating center squad members as well as over 200 individuals from the communities, environmental agencies and fire departments. These training programs included the fight against pollution to reduce the presence of hydrocarbons in water, hazardous substance handling, duct integrity, fire drills at gas stations and water spillage drills, among others.

One of these training activities developed jointly with municipal public authorities from environmental, civil defense and other interested bodies was the Voluntary Environmental Agent program. As a primary objective, the project sought to make training extensive to the inhabitants of neighboring communities in order to modify their behavior and obtain a rapid response in the event of a major contingency.

Environment

Waste, effluent and emission management

Throughout 2004, Petrobras Energía implemented several actions to minimize the environmental impacts of its operations and reduce associated risks.  Among them, the Company implemented waste treatment plans and projects for the improved performance of effluent treatment plants.  Specifically, the San Lorenzo Refinery and the Campana Plant implemented projects for improvement in their liquid effluent systems, and the polystyrene plant in Zarate inaugurated a new treating unit.

One of the projects where Petrobras Energía enjoyed continued success throughout the year was the Atmospheric Emission Inventory System (SIEA), launched in July 2003. Its main goal is the development of a tool for the management of atmospheric emissions that will help in the decision-making related to new investments (especially related to energy conservation and ecoefficiency). Secondly, the SIEA has been designed to inform the Company about its atmospheric emissions, existing controls and its participation in the carbon credit markets. To date, the inventory has completed the following stages: source diagnosis, protocol development, emission inventory consolidation and development of the Intranet network system of Petrobras Energía.

In some of the plants, the SIAE also involved a special emission inventory phase. At the San Lorenzo Refinery and the Austral Basin, the survey assisted in the identification of potential new businesses involving energetic efficiency and clean development mechanism (CDM) projects.

Training and environmental awareness actions

Petrobras Energía developed two parallel programs aimed at training in and raising awareness on environmental care.  These projects were:

*   In-house training program: its mission was reviewing and updating know-how about: Environmental Impact Study, Environmental Technology, Life Cycle and Environmental Management, among others. The total program exceeded sixty thousand hours of training.

*   GLOBE Program: this is an international, scientific and educational program that promotes the practical study of science and environmental education, bringing together students, teachers and investigators from the international scientific community. Under the motto “Global Learning and Observations to Benefit the Environment”, it intends to increase environmental awareness among individuals worldwide, contribute to the scientific understanding of planet Earth, and help all students improve their achievement in science and math. In Argentina, the GLOBE Program is advocated by the United States Embassy and technically and financially supported by Petrobras Energía in the provinces where the Company operates.

Health

Health Promotion and Protection Program (HPPP)

This program, which priorizes the quality of life of employees, is developed through health promotion, stress management, physical activity, healthy diet and accident prevention actions.

Actions undertaken during 2004 included over 70 workshops on stress, sedentary life-style, smoking and healthy diet, with 1,400 individuals in attendance. In addition, the Company provided CPR (cardiopulmonary resuscitation) and first-aid training to 1,600 individuals, and more than 90 individuals participated in the smoking reduction plan.

Aimed at encouraging physical activity, the Company opened health promotion centers – gyms and aerobics tracks – in several plants and executed agreements with fifteen private gyms in Buenos Aires. The results: 380 Company employees and 75 family members participated in some type of physical activity at these facilities.

In addition, the Company added the Occupational Oral/Dental Health Plan to the HPPP Program. The first stage of this plan involved the survey of the oral/dental condition of employees in Company-owned and hired professional odontological offices.

ANALYSIS OF CONSOLIDATED RESULTS OF OPERATIONS

Proportional Consolidation and Presentation of Discussion

In accordance with the procedures set forth in Technical Resolutions Nos. 4 and 19 of the Argentine Federation of Professional Councils in Economic Sciences, or FACPCE, we have consolidated line by line on a proportional basis our financial statements with the financial statements of the companies over which we exercise either control or joint control.  Joint control exists where all shareholders, or shareholders representing a voting majority, have resolved on the basis of written agreements to share control over defining and establishing the company’s operating and financial policies.  When consolidating companies over which we exercise joint control, the amount of our investment in the companies under our joint control and the interest in their income (loss) and cash flows are replaced by our proportional interest in that company’s assets, liabilities and income (loss) and cash flows.  In addition, related party receivables, payables, and transactions within the consolidated group and companies under joint control are eliminated on a pro rata basis pursuant to our ownership share in that company.

There are three companies over which we exercise joint control: Citelec, which is engaged in the electricity transmission business in Argentina through its subsidiary, Transener; CIESA, which is principally engaged in the gas transportation business in the south of Argentina through its subsidiary, TGS; and Distrilec, which is engaged in the electricity distribution business in and around the southern part of Buenos Aires through its subsidiary, Edesur.

Despite being a company under our joint control, the Company has not consolidated proportionately the financial statements of Citelec S.A. under the disinvestment commitment of such interest assumed by Petrobras Energia S.A. upon the transfer of 58.62% of the shares of Petrobras Energía Participaciones S.A. to Petróleo Brasileiro S.A. –Petrobras.  While we do consolidate the results of CIESA and Distrilec proportionally in our financial statements, our management analyzes our results and financial condition separately from the results and financial condition of these companies.  CIESA and Distrilec are primarily engaged in regulated energy businesses in Argentina, through TGS and Edesur, respectively.   These companies have been significantly affected by the economic crisis in Argentina and the Public Emergency Law (See “Situation of Investments in Utility Companies”).  Moreover, we are not committed, and do not expect, to provide financial assistance to either CIESA or Distrilec, and have not received dividends from these companies since 2001.  Accordingly, our management analyzes their results separately from our results.

Unless otherwise provided, the discussion below is presented on the basis of our consolidated financial data without proportionally consolidating Citelec, CIESA and Distrilec, and, therefore, is not directly comparable to the corresponding financial data set forth in our financial statements.  For the results of CIESA and Distrilec (both of which are presented under proportional consolidation) and Citelec (which is presented under the equity method of accounting) please refer to our discussion under “Analysis of Equity in Earnings of Affiliates” .

Introduction

1)

 Economic Developments in Argentina

We are an Argentine corporation with 55.2% of our total assets, 60.9% of our net sales, 52.5% of our combined crude oil and gas production and 36% of our proved oil and gas reserves located in Argentina as of December 31, 2004.  Fluctuations in the Argentine economy and actions adopted by the Argentine government have had and will continue to have a significant effect on Argentine private sector entities, including us. Specifically, we have been affected and might be affected by inflation, interest rates, the value of the peso against foreign currencies, price controls, regulatory policies, business regulations, tax regulations and in general by the political, social and economic environment in and affecting Argentina.

In 2002, our financial results were negatively impacted by drastic political and economic changes that resulted from the severe crisis that broke out in Argentina late in 2001. Due to high level of institutional instability which included, social conflicts, the default on most of Argentina sovereign debt, the abandonment of convertibility, the freeze on and rescheduling of banking deposits, the pesification and the elimination of indexation on utility rates and, in general, active intervention by the government in the development of the economy, the GDP experienced a record decline of 10.9%. Within this context, the peso devalued 238%, the wholesale price index rose 118.2% and the consumer price index increased 41%.

In 2003, the Argentine economy began to recover, with GDP growing 8.7%. This recovery, at first based almost exclusively on import substitution, broadened as the level of consumption and investment increased. Exchange rate and price stability led to a significant recovery in consumer confidence which translated into higher consumption indexes. The domestic demand for energy and gas grew in line with GDP growth. With respect to gas, the increased use of CNG as substitute fuel was also a key factor in its increased demand. Oil production, however, declined 2%, despite crude oil processing having increased by 4%.

In 2004, after a 2% increase in the first semester, the growth pace of the economy accelerated in the third quarter along with the industrial recovery, with a rise of above 8% late in the year and good performance in all GDP components. This growth was most evident in the industry and construction sectors, which experienced two-digit growth rates. The gradual increase in installed production capacity led to new investments.

Notwithstanding this growth, oil production in Argentina continued to fall (-5.5% accumulated as of November), while crude oil processing increased 1.5% during the year, with a decline in oil exportable surplus. Liquid fuel domestic sales had mixed results, with a strong decline in regular gasoline sales, stable performance for high-grade gasoline, high growth for premium gasoline and a moderate increase in diesel oil. Gas production increased 3.6% during the first 11 months of the year. The domestic demand for gas rose about 8%, mainly driven by CNG and power plants, while exports reflected similar growth and gas imports from Bolivia resumed (at approximately 4 million cubic meters per day). Energy supply increased 8.5%, which was in line with GDP growth.

In 2005, the Argentine economy should be able to consolidate its growth so long as the country manages to overcome the remaining effects of the default on its sovereign debt and investments are made to expand production capacity.  Nonetheless, the long-term evolution of the Argentine economy remains uncertain.  The country still faces significant challenges, including the restructuring of Argentina’s sovereign debt and the renegotiation of utility contracts.  In light of this uncertain situation, the following discussion may not be indicative of our future results of operations, liquidity or capital resources.

The most important factors arising from Argentina’s economic crisis that have affected and may affect our future results of operations are the following:

a) Argentine Peso Devaluation

As of December 31, 2004, the peso’s nominal exchange rate was P$2.98 to US$1, compared to P$2.94 and P$3.38 to US$1 rates as of December 31, 2003 and 2002.

In 2002, the Argentine peso experienced 238% devaluation against the US dollar.   Following this depreciation and the abandonment by the Argentine government of its parity commitment of one peso to one dollar, in 2003 the peso began to recover its value.  The balance of trade yielded a strong surplus, which, together with the continuing default in partial foreign debt payments, caused an excess supply of foreign currency.   Only numerous currency purchases by the Central Bank, supported by the explicit intention of the Argentine government to maintain a high rate of exchange, prevented greater appreciation of the Argentine peso against the US dollar.  In 2004, the balance of trade continued to yield a strong surplus, although this surplus was lower compared to 2003 due to a strong increase in imports.  This, together with the continuing default in partial debt payments by the government, once again caused an excess supply of foreign currency.  The Central Bank made numerous currency purchases to prevent the appreciation of the peso.  In an effort to maintain the rate of exchange at about P$ 3 to US$ 1, by the end of the year purchases by the Central Bank achieved record levels of approximately US$ 100 million per day.  In the future, the Central Bank intervention in the exchange market will be subject to compliance with the monetary program guidelines in line with inflation targets.

As a result of the different performance of the exchange rate in 2004 compared to 2003, exchange differences accounted for a P$ 19 million loss and a P$ 106 million gain, respectively.  Exchange differences arising from liabilities in foreign currency assumed to hedge the net investment in foreign entities are not charged to income but recorded in the “Transitory differences – foreign currency translation” account where the effect arising from the translation of the financial statements into Argentine pesos is recorded.

Almost all our financial debt and a significant portion of our affiliates’ debt are denominated in US dollars.  Nonetheless, the strength of our foreign operations with a cash flow primarily denominated in US dollars, along with the price behavior for the main commodities we sell in the domestic market, in addition to the strengths of a trade policy of consolidation and opening of export markets to capitalize on asymmetries between domestic and export prices, provide us with a natural hedge for our US dollar-exposure.

It is impossible to predict if, and to what extent, the value of the peso against the US dollar will further depreciate or appreciate, and the impact these uncertainties will have on the results of the Company.

b) Inflation

In 2002, as a result of the devaluation of the peso and in light of the unstable and uncertain situation prevailing in Argentina throughout 2002, the inflation rate in Argentina exhibited rapid and significant growth, with consumer and wholesale price indices (the IPC and IPIM, respectively) growing at 41% and 118.2%, respectively. Due to the instability context prevailing in 2002, on March 6, 2002 the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, or CPCECABA, approved Resolution M.D. No. 3/02, that required (1) the reinstatement of the adjustment-for-inflation method of accounting applicable to financial statements for fiscal years or interim periods ending on or after March 31, 2002, inclusive, and (2) the accounting measurements prior to January 1, 2002 to be considered as stated using December 2001 currency values.  On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to submit financial statements in constant currency.

In 2003, inflation decelerated sharply, and the IPC and IPIM indices slightly increased to 3.7% and 2.0%, respectively.  The recovery of domestic demand did not lead to further pressure on prices since, in average terms, economic indicators reflected a use of resources below maximum capacity.  In March 2003, the Federal Executive Branch, understanding that the performance of macroeconomic variables was in line with a monetary stability context, issued Decree No. 664, which provided that financial statements for fiscal years ended after March 1, 2003 must be stated in nominal currency.  As a result, in accordance with Resolution No. 441 issued by the CNV, starting on March 1, 2003, we discontinued inflation accounting and the corresponding restatement of our financial statements.  On October 1, 2003, the CPCECABA also discontinued inflation accounting. In the March/September 2003 period, the IPIM evolution recorded a 2.1% deflation.  In 2003, we recorded a P$ 30 million gain for exposure to inflation during the January/February period during which the restatement method was applicable.

In 2004, the IPC index increased 6.1%.  The strong recovery of domestic demand caused an acceleration of retail inflation, due to in large part the fluctuations in utility prices.  Wholesale inflation in 2004 also showed clear signs of acceleration driven by the high growth pace.  The IPIM recorded a 7.9% increase during the year, with a significant rise in prices for manufactured product, electric power and mineral products, and, to a lesser extent, imported products.  Increases in these items are in contrast with the slight rise in the price of the remaining primary products.

In the past, inflation has materially undermined the Argentine economy and the government’s ability to stimulate economic growth.  Despite the significant recent decline in inflation rates, we cannot be certain that this trend will continue.

c) Investments in Utility Companies:

The new scenario after enactment of the Public Emergency Law deeply changed the economic and financial balance of utility companies.  Specifically, the dramatic effect of devaluation, within a context where revenues remained unchanged as a consequence of the pesification of rates, affected the financial position of these companies, as well as their ability to comply with certain provisions and obligations of their loan agreements.

The Public Emergency Law ordered the pesification of utility rates, fixing them at an exchange rate of P$ 1 = US$ 1, and the elimination of certain indexation clauses in utility contracts.  In addition, the Federal Executive Branch was authorized to renegotiate the terms of contracts relating to the provision of public utility services taking into account the following criteria:  (1) the impact of rates on economic competitiveness and income distribution, (2) the quality of services and capital expenditure programs, if contractually provided for, (3) user interest and accessibility to services, (4) the safety of the systems involved and (5) company profitability.

On February 12, 2002, the Federal Executive Branch issued Decree No. 293/02 under which the Ministry of Economy was empowered to renegotiate utility contracts.  In accordance with that decree, the Ministry of Economy should submit a renegotiation proposal to the Federal Executive Branch or otherwise recommend the termination of concession contracts.  This proposal or recommendation should be subsequently submitted to the relevant congressional commissions for analysis.

In order to secure the supply of utilities, and in line with the renegotiation process, the Federal Executive Branch authorized an increase in gas and electricity rates under Decree No. 146/03.  (This increase amounted to an average of 10% for TGS, 9% for Edesur, and 22% for Transener.)  The Argentine National Ombudsman and consumer organizations challenged this increase.  On February 25, 2003, a Court of First Instance issued a provisional remedy and suspended the tariff increase.

In July 2003, the Utilities Contract Renegotiation and Analysis Committee, or UNIREN, was created within the scope of the Ministries of Economy and Production and Federal Planning, Public Investment and Services.  UNIREN was created in part to assist in the renegotiation process of contracts for public works and services, subscribe comprehensive or partial agreements and submit regulatory projects concerning temporary price and rate adjustments.

On October 1, 2003, the Argentine Congress enacted a law whereby the term granted to the Federal Executive Branch under the Public Emergency Law to renegotiate contracts with privatized utility companies was extended until December 2004.  In addition, under this law, the Federal Executive Branch may fix temporary utility rates until completion of the renegotiation process.  Subsequently, Law No. 25.792 further extended the term to renegotiate contracts for public works and services until December 31, 2005.

We currently have a controlling interest in several utility companies (Transener, CIESA, TGS, Distrilec), which have been significantly affected by the Argentine economic crisis and the laws which were subsequently enacted.

Transener: Transener has defaulted on its debt and is attempting to restructure it.  In February 2005, Transener and UNIREN signed a Memorandum of Understanding.  The Memorandum of Understanding sets forth rules for the renegotiation of Transener’s concession contract, including aspects related to rates, investments and quality of service.  In accordance with this renegotiation process, we expect a rate increase based on total current compensation, the addition of a reagent charge and the addition to compensation of non-dedicated transformers applied to demand.  These modifications would be effective as of April 1, 2005, subject to compliance with several administrative procedures, including the conduct of public hearings and the review and approval by legislative and supervisory bodies and ratification by the Federal Executive Branch.

As of the date of these financial statements, no substantial progress has been made in the renegotiation of contracts nor the recovery of rates corresponding to the rest of the utility companies.

CIESA: CIESA failed to repay the principal amount and the last installment of interest for the issue of corporate notes with a nominal value of US$220 million at maturity originally April 2002. It also failed to repay cap and collar agreements. CIESA’s management is currently negotiating with creditors in order to agree an extension for the performance this payment. CIESA’s shareholders, including PEPSA, have not assumed any obligation to financially assist the company.

In order to provide the flexibility required to make progress in the restructuring process of CIESA’s financial debt, in April 2004, CIESA’s shareholders entered into a Master Agreement, which provides for the following share transfers.  In stage one, subject to approval by the Argentine regulatory entity for gas, Enron will transfer CIESA’s shares representing 40% of the shares issued by CIESA to either a newly created trust or to an alternative entity, and the Company will transfer its 7.35% interest in TGS Class B common stock to Enron.  If CIESA and its creditors reach an agreement with respect to the renegotiation of CIESA’s financial debt, in stage two, Enron will transfer the remaining 10% of its shareholding in CIESA to the same newly created trust or to an alternative entity, against the simultaneous transfer of Class B common stock issued by TGS (which represents approximately 4.3% of TGS’s capital stock) from CIESA to Enron.  Under no circumstances will the Company hold, either directly or indirectly, more than its current 50% shareholding in CIESA or a controlling interest in CIESA.  In April 2004, the bankruptcy court with jurisdiction over Enron’s bankruptcy approved the Master Agreement.   The agreed upon share transfers have been submitted to the consideration of the Argentine regulatory entity for gas and the Argentine National Commission of Competition Defense (Comisión Nacional de Defensa de la Competencia).  As of the date of these financial statements, a decision had yet to be issued.

TGS:  TGS failed to comply with certain financial restrictions contemplated in its debt obligations.  As a result, in February 2003, TGS started an overall restructuring process involving US$ 1,027 million of its current financial debt, which accounts for almost all its debt.  This process mainly aims at extending short-term maturities, modifying certain financial restrictions contemplated in financial agreements and adjusting interest rate and repayment terms to align the cash flows required to repay the debt with its expected cash flows, without making reductions in principal.

Initially, the restructuring agreement would be implemented through an out-of-court reorganization agreement (Acuerdo Preventivo Extrajudicial, or APE), which is a new structure recently introduced under Argentine law.  An APE requires approval by two-thirds of the creditors, to be endorsed by an Argentine Court.  Since TGS could not achieve two-thirds approval, on May 14, 2003, it withdrew its restructuring proposal and simultaneously announced the postponement of the payment of interest on its financial debt.  On October 1, 2004, TGS made a new restructuring proposal involving US$ 1,018 million of its financial debt, which ended on November 12, 2004.  As of November 12, 2004, the debt tendered in the exchange amounted to US$ 1,016 million, accounting for almost 99.76% of TGS’s financial debt.  Creditors who accepted the proposal received a payment in cash equal to 11% of the principal amount and new debt securities amounting to 89% of the remaining principal amount, implemented in two stages with repayment terms of six and nine years, respectively, and annual interest rates ranging between 5.3% and 10%.

The impact of the actions taken by the Argentine government on the financial statements of these companies was recognized according to the assessments and estimates conducted by their respective managements. Actual future results might differ from the assessments and estimates so conducted, and such differences might be significant. In addition, we can predict neither the future development of the rate and concession contract renegotiation processes nor their impact on the results of operations or the financial situation of such companies.

As of December 31, 2004, the value of our investments in CIESA, TGS and Citelec was P$206 million, P$151 million and P$116 million, respectively. As of December 31, 2003, the value of our investments in CIESA, TGS and Citelec was P$190 million, P$140 million and P$158 million, respectively. The book value of such shareholdings was below their recoverable value as of such dates.

d) Taxes on Exports

The Argentine government has levied a series of tax increases on crude oil, its by-products and gas.  On March 1, 2002, the Argentine government imposed a 20% tax on exports of crude oil and a 5% tax on exports of certain oil by-products, which are due to expire in five years.  In May 2004, the tax on exports of crude oil and LPG increased to 25% and 20%, respectively, and a 20% tax was levied on exports of natural gas.  Effective August 4, 2004, the Argentine government established increases in crude oil export taxes, with additional increases ranging between 3% and 20%, subject to fluctuations in the price per barrel of crude oil in a range between US$ 32.01 and US$ 45, with a maximum 45% tax for prices above US$ 45. Because PEPSA is an integrated energy company, that continues to further integrate its upstream and downstream activities, and also due to the competitive advantages it has realized via its relationship with Petrobras, we have been able to minimize the impact of these recent increases.

During 2004 and 2003, sales volumes of crude oil among our business segments increased 7.2% and 21.6%, respectively, to 34 thousand bbl/d and 31.7 thousand bbl/d, while exports of crude oil in the 2004/2002 period declined approximately 75%. In addition, in 2004 and 2003, 466 thousand cubic meters and 248 thousand cubic meters of refined products were sold to EG3, with the consequent increase in crude oil volumes processed at San Lorenzo refinery to levels significantly higher than those recorded over the last few years, at a profit.

e) Price Stabilization and Supply

In order to decrease inflationary pressures caused by the sharp devaluation of the peso, the Argentine government issued a set of regulations in 2002 aimed at controlling the increase in prices payable by final customers.  These along with subsequent regulations have affected the price and supply of gas, hydrocarbons and electricity.

Gas:

Pursuant to the Public Emergency Law, we were precluded from increasing the price of the gas and energy we sold in the domestic market.  As a result of this law, we postponed developments and exploration of additional gas reserves.  With respect to existing gas and electricity sales agreements entered into with industrial clients, the Company renegotiated the terms and conditions of these agreements in order to adjust them to the new economic scenario and have gradually increased sales prices to reflect the effects of peso devaluation.  The Company has also attempted to maximize export opportunities in an effort to capitalize on higher prices offered by foreign markets.  As part of these efforts, during the first quarter of 2003, the Company started exporting gas to Chile from the Austral basin, which accounted for approximately 15% of total gas produced in 2004.  In order to secure the supply of gas for domestic consumption and thermal generation, during 2004, the Argentine government on several occasions imposed restrictions on gas exports.  While these measures had a limited effect on the total volume of exports to Chile, we cannot be certain of their future impacts with respect to gas exports to Chile or other foreign markets.

In February 2004, the Argentine government, through Decree No. 181/04, mandated the creation of a plan to recover natural gas prices.   In April 2004, the Company along with the remaining gas producers entered into an agreement with the Argentine government implementing such plan.  The agreement initially provides for a schedule of gradual increases in gas prices until July 2005, which is applicable to industrial clients and electric generation clients and which would increase gas wellhead prices to approximately US$ 1.07/MMBTU and US$ 0.90/MMBTU in the Neuquén and Austral basins, respectively, representing a price recovery ranging between 100% and 150%.  This recovery is applicable to all sales of gas made to generation companies, and applicable on a pro rata basis to distributors based on each distributor’s percentage of sales made to industries.  With respect to lower consumption users, such as residential consumers, the plan calls for the Secretariat of Energy to furnish a normalization schedule in order for lower consumption users to be able to pay the final values as determined in the agreement by December 31, 2006.  As of December 31, 2004, average prices were US$ 0.74/MMBTU and US$ 0.55/MMBTU for PEPSA’s generation company clients and distributor clients, respectively.  The agreement provides for a guarantee of supply until 2006, under which each producer has committed to make the necessary investments to reach their agreed upon volumes.

Hydrocarbons:

With respect to domestic prices for hydrocarbons, in January 2003, at the request of the Argentine Federal Executive Branch, hydrocarbon producers and refineries entered into a temporary agreement to maintain price stability for crude oil, gasoline and diesel oil in the domestic market.  This agreement requires crude oil deliveries to be invoiced and paid based on a WTI reference price of US$ 28.5 per barrel.  Any positive or negative difference between the actual WTI price and the reference price, not exceeding US$ 36 per barrel, would be paid out of any balances generated in the periods in which the actual WTI price fell below US$ 28.5 per barrel.  Refineries, in turn, reflected the crude oil reference price in domestic market prices, a criterion that was equally applied to determine intercompany transfer prices.  After successive renewals, this agreement expired in May 2004.  Thereafter, hydrocarbon producers and refineries executed a new agreement effective until June 2004, which provided that, while the WTI per barrel ranged between US$ 32 and US$ 42, crude oil deliveries would be invoiced and paid considering a reference price equal to: (1) 86% of the WTI as long as such price did not exceed US$ 36 per barrel, or (2) 80% of the WTI, in cases when this price exceeded US$ 36 per barrel.  In August 2004, having exceeded the WTI cap of US$ 42, the Argentine government established a cap on the domestic price of crude oil equal to the international market price net of the taxes imposed on exports (see “Taxes on Exports”).  As of October 2004, hydrocarbon producers and refiners now negotiate crude price freely, based on the export parity reference price. These regulations have not had a significant effect on our results, given the strong integration of our upstream and downstream operations in Argentina.

Electricity Generation:

With respect to electricity generation, following the Public Emergency Law, the Argentine government implemented the pesification of dollar-denominated prices in the Wholesale Electricity Market, or WEM, and set a price cap for the energy sold in the spot market, which as of 2004 equaled approximately P$ 40/MWh.  This price is determined by the cost of thermal generation regardless of the use of liquid fuels.  This regulatory change implied a deviation from the marginal cost system, which had been implemented in 1992 and the provisions in Electricity Law No. 24.065.

As a result of the Argentine government’s decision to suspend seasonal increases in electricity prices, these prices have failed to reflect total generation costs adequately.  This lag led to the gradual depletion of the Stabilization Fund (Fondo de Estabilización), causing an increasing deficit thereof, which in turn prevented Compañía Administradora del Mercado Eléctrico S.A., or CAMMESA, to settle accounts with market agents.  To address this situation, the Secretariat of Energy established a new methodology to manage the lack of funds.  This consisted in the establishment of an order of cancellation of credits with generation companies.  In an effort to restore the Stabilization Fund, between December 2003 and August 2004, the Argentine government made a P$ 650 million contribution.  According to official data, as of October 2004, energy generation companies recorded financial claims payable by CAMMESA amounting to approximately P$ 780 million.  In December 2004, the government authorized the National Treasury to grant an additional P$ 300 million loan.  In addition, seasonal adjustments were reinstated for the February-April and August-October 2004 periods, recognizing the greater costs resulting from the recovery of natural gas prices in the determination of wholesale spot prices.  Also in December 2004, the Argentine government approved a new increase of approximately 19% in seasonal prices, which became effective in January of 2005.

In order to adjust the Stabilization Fund deficit, the Secretariat of Energy created FONINVEMEM, through Resolution No. 712/04, to increase the available supply of electric power generation in Argentina and encourage WEM’s creditors to participate in investments in electric power generation, thereby seeking to achieve sustainability for the benefit of consumers and investors.  FONINVEMEM’s funds will be used to build a new thermal generation plant.   The plant is estimated to start commercial operations in late 2007.  The Secretariat of Energy, through Resolution No. 826/04, has invited WEM’s agents to participate and has determined that credit balances resulting from the spread between the sales price of energy and the generation variable cost for agents who choose not to participate in the creation thereof will be paid as of the date in which the works constructed with FONINVEMEM’s resources have sufficient funds.  The Company has accepted the invitation and will participate with 65% of the credit balances recorded for the 2004-2006 period with respect to this spread.  Total credit balances contributed for the 2004 fiscal year amounted to US$ 5 million in nominal value.  The estimated total contribution for the entire 2004-2006 period would amount to US$ 35 million and accounts for approximately 8% of the fund’s capital.  The final amount will depend on, among other factors, water conditions, the dispatch of the Company´s generation units determined by CAMMESA and the resulting prices of energy.

In order to restore the regular operation of WEM as a competitive market that provides sufficient supply, in December 2004, the Secretariat of Energy committed to approve successive seasonal price increases to reach values covering at least total [monomic] costs by November 2006.  In addition, it committed to compensate energy with the marginal price obtained in the spot market, and power with the values that were in effect prior to the enactment of the emergency law once the market returns to normal, as from the start of the commercial operation of the additional capacity contributed by FONOINVEMEM.

During 2004, for the second consecutive year, the Secretariat of Energy decided to make a call for bids for Fuel Reserve, REDISCOM, aimed at guaranteeing the supply of electricity.  Generation companies are paid an additional amount to the market price for electricity in exchange for guaranteed availability.  The Company participated in the bid receiving an additional price of $12/MWh, which generated a total additional income of P$ 30 million in 2004 and P$ 17 million in 2003.

f) Recoverability of Assets

In addition to the information provided above relating to Utilities, the Argentine peso devaluation, the enactment of the Public Emergency Law and subsequent legislation resulted in a substantial change in the assessment of recoverability of certain businesses and assets, and we adjusted the book value of certain investments and assets to the respective recoverable value.  The following is a description of some of these adjustments:

- Gas areas in Argentina:  Due to (1) the strong deterioration of the domestic price of gas in real terms, (2) the limited possibilities of negotiating price increases within the context of the Public Emergency Law and (3) the decline in gas reserve volumes as a result of reduced expenditures, the Company recorded impairment charges in 2003 in the amount of P$ 37 million.

- Argentine government bonds:  Following the default by Argentina on its sovereign debt, the Argentine government did not allow to apply the nominal value of “Patriotic” bonds toward the payment of our Argentine federal tax liabilities until a debt exchange was concluded and, therefore, as of December 31, 2002, the Company created a provision for the decrease in value of our investment in these government bonds in the amount of P$ 30 million.  As of December 31, 2004, this provision amounted to P$ 23 million.  The Company has since decided to participate in the debt exchange launched by the Argentine government with its residual portfolio having a nominal value of US$ 10.8 million.

- Tax loss carry forwards:  As of December 31, 2003, Petrobras Energía recorded a P$ 1,189 million charge corresponding to the allowance for tax loss carry forwards.  Despite a partial recovery in economic activity, the future course of the economy as of December 31, 2003 was still uncertain, and considering the recent actions taken by the Argentine government, the recoverability of such tax loss carry forwards remained uncertain as of December 31, 2003.

As of December 31, 2004, Petrobras Energía partially reversed this allowance and recorded a P$ 268 million gain.  This reversal was due to, among other factors, expectations of high and sustained prices for commodities, the relative stability of the main macroeconomic variables in Argentina, including positive developments with respect to the recovery of energy and gas prices, and expected synergies resulting from the merger with EG3, Petrobras Argentina and Petrolera Santa Fe (See “Corporate Reorganization”).  As of December 31, 2004, the Company recorded a charge of P$ 855 million corresponding to the allowance for tax loss carry forwards.  In the future, the Company´s management will continue to evaluate the reversal of allowances as the Business Plan assumptions are validated, mainly in connection with the positive changes in macroeconomic variables, the recovery of the Argentine economy and the progress attained in the resolution of key issues, including the restructuring of Argentina’s sovereign debt and the renegotiation of utility contracts.  The above tax loss carry forwards can be used until the fiscal year ending December 31, 2007.

- Minimum presumed income tax credit:  After taking into consideration the uncertainty with respect to our ability to use amounts paid under alternative minimum tax rules for the reduction of our future income taxes, which will occur after absorption of tax losses that are not barred by the statute of limitations, the Company recorded a P$ 72 million charge as of December 31, 2004 that corresponded to the allowance for the amounts paid as minimum taxes from 1998 to 2002.

2) Political and Economic Situation in Venezuela

Operations in Venezuela are an important component of the Company’s business. In 2004, Venezuela’s oil and gas sales volumes accounted for 31.6% of the Company’s total volumes of barrels of oil equivalent and as of December 31, 2004, a significant percentage of the Company’s total combined proved reserves were located in Venezuela. The Company’s operations, therefore, are affected by the political and economic events in Venezuela.

Throughout 2003, Venezuela faced one of its worst political and economic crises in the last 40 years.  The country fell into severe economic recession that resulted in significant increases in inflation, unemployment and violence rates.  On December 2, 2002, a nationwide strike was organized, which involved the country’s main production areas, including PDVSA.  This situation affected the operations of the three fields located in the east of the country (Oritupano-Leona, Mata and Acema), significantly reducing their production.  Throughout the first quarter of 2003, oil production average volume dropped by 40.2% to 30.4 thousand barrels per day compared to the same quarter of 2002.  After the conclusion of the nationwide strike, the situation gradually reversed.

The year 2004 was marked by economic recovery, triggered by high prices of hydrocarbons in the international market and recovery of the national oil production, as well as changes within the political environment after a referendum and regional elections, which provided more political stability to the country.  Venezuela’s economy recorded growth of approximately 17% in 2004, and the country’s activity level returned to levels similar to those existing prior to the crisis. Both the oil and non-oil sectors recorded a growth approximately 14% and 18%, respectively.

The economy’s growth was leveraged by the expansion of the governmental social programs (supported, in turn, by oil tax revenues), currency allocation flexibilization, price control and lower, more stable interest rates. Moreover, it is highly important to consider the statistical contrast of a comparison made between a relatively stable economic year, as it was the case of 2004, and 2003, when the country was immersed in one of the worst political and economic crisis in the last 40 years.

The official exchange rate was devalued by 20% in February and remained unchanged throughout the rest of the year, thus reducing the gap with the parallel exchange rate. Inflation experienced an important deceleration vis-à-vis previous years, although still remained at levels of around 20%.

The high prices of hydrocarbons and the economic stability experienced in Venezuela throughout 2004 allowed the Company to carry out its operations smoothly. The positive expectations for year 2005 allow us to think that the Company will consolidate its position in the country, and thus meet the objectives set forth in the business plan.

Due to the fact that oil production in Venezuela is strictly controlled by the government through PDVSA, the Company’s operations in this country are conditioned to the outcome of the economic, social and political developments. Additionally, as Venezuela is a member of the OPEC, the Company is subject to the production cut decisions that such organization may adopt. Venezuela’s government might pass new legislation to modify the terms and conditions of the operating agreements entered into with the Company, which might have a negative impact on the Company’s operations. Such amendments might include the payment of greater royalties, production cuts or a reduction in forecast investment.

The Company provided P$15 million and P$27 million allowances on the book value of the loans granted to joint venture partners in 2004 and 2003, respectively. As of December 31, 2004, the total allowance amounts to US$35 million. By means of such loan agreements, the Company often provides its joint venture partners with the cash required to comply with their obligations related to the joint venture’s cash flow. The allowance was recorded to adjust loan quality to probable recoverable value, taking into account that such loans are secured by a pledge as fiduciary bond.

3) Capital Expenditures

In 2004, with support provided by the recovery of operating cash flow and liquidity at target levels, capital expenditures increased P$216 million to P$1,098 million. This behavior, in addition to the P$368 million increase to P$882 million during 2003, evidences the new dynamics of the investment plan and its expected recovery following the significant decline resulting from the Argentine crisis. In the past, significant investments laid the foundation for the expansion and growth of the Company’s operations.

In line with the Company’s long-term strategy to grow as an integrated energy company in Latin America, capital expenditures outside of Argentina accounted for about 55% of total investments in 2004.

The level of investments is estimated to gradually increase in the future, with priority awarded to those projects with secure the fastest return on investments. The Company´s focus will be kept on growth, while maintaining a financially solvent platform.

4) Divestment of Assets

In January 2005, the Company entered into a sale and association agreement with Teikoku Oil Co., Ltd., (Teikoku) whereby the Company transferred 40% of its interest in Blocks 18 and 31 located in Ecuador (see “Operations in Ecuador”).  The Company expect that this agreement will help expedite the development of assets in Ecuador, consolidating operations in such country as a relevant component of the Company’s business portfolio.

During 2003, the Company sold its interest in the Catriel Oeste and Faro Vírgenes areas. These assets had low production levels, no significant potential and high operating costs.

In June 2003, the Company sold its 50% interest in the Faro Vírgenes area concession, accounting for a P$11 million loss.

In August 2003, the Company sold its 85% interest in the Catriel Oeste area concession. Considering the transfer price (US$ 7 million), we recorded a P$28 million loss.

5) Commodities Prices

The Company’s results of operations and cash flow are exposed to risks related to the volatility of international prices, mainly crude oil and by-product prices. The strong positioning of foreign operations, in addition to the implementation of a trade policy of opening and consolidation of export markets, contribute to the above mentioned sensibility to fluctuations in the peso-denominated prices of commodities. Within this context, the Company permanently evaluates the possibility to use hedging derivative instruments to mitigate risks related to such exposure. (See “Management of Crude Oil Price Risk”).

In 2004, crude oil hit record prices. The WTI closed at 43.5 US$ per barrel, with an average of 41.5 US$ per barrel during the year (32.5 US$ per barrel and 31 US$ per barrel, respectively, in 2003). High prices were sustained by both demand and supply factors. Acceleration in world growth, the tension in the Middle East and low inventory levels in the United States, among other factors, led to an escalation of price increases, which does not show signs of a rapid decline. In 2004, the Company’s average sales prices for crude oil, gasoline, diesel oil, styrene and polystyrene grew 19.4%, 12%, 18%, 41% and 31%. In 2003, average prices for crude oil, gasoline, diesel oil and polystyrene rose 4.8%, 16.5%, 7.3% and 2%, respectively, with styrene exhibiting a 9% decline.

6) Comodity Prices and Management of Crude Oil Price Risk

In line with the business integration strategy, our risk management policy focuses on measuring our net risk exposure and monitoring the risks that affect our overall portfolio of assets.

This approach allows for an efficient growth in the vertical integration of businesses, while balancing market risks in the business value chain. This provides the Company with an advanced knowledge of the uncertainty sources affecting the business and enables us to better allocate capital in order to optimize the long-term return/risk ratio, helping to sustain capital expenditures plans and securing certain levels of profitability and cash generation.

The Company usese hedging derivative instruments, such as futures, swaps, options and other instruments, to mitigate risks related to results and cash flow volatility as a result of fluctuations in the price of crude oil.

On January 1, 2003, Technical Resolutions Nos. 16, 17, 18, 19 and 20 of the FACPCE became effective and introduced material changes in the guidelines regarding the recognition, measurement and disclosure of derivatives and hedging transactions.  These new regulations, whose principles are consistent with the international accounting standards issued by the International Accounting Standards Committee, or IASC, provide that derivative financial instruments are recorded at their fair value, and as to the balancing item, allow, on a very restrictive basis, for the implementation of hedge accounting under which changes in the accounting measurement of such derivatives are recognized under “Transitory differences—Measurement of derivative financial instruments designated as effective hedge” and subsequently reclassified to income (loss) for the year or years in which the hedged item affects such results. If the financial derivative instrument is not designated as an effective hedge, changes in the accounting measurement of such derivatives are recognized in the income statement under “Financial Income (Expense) and Holding Gains (losses).”

Notwithstanding the objectives behind the relevant derivative contract, under the new regulations some of the Company’s derivative instruments do not qualify for hedge accounting. Therefore, and in connection with instruments not designated as efficient hedge, a significant asymmetry is shown between recognition of gain or losses for the instruments and gains or losses for the items originally hedged. As of December 31, 2004 and 2003, the Company’s derivative portfolio consisted solely of instruments that did not qualify for hedge accounting.

In view of the high crude oil prices recorded during 2004 and 2003, the Company recognized: (i) for instruments that qualify for hedge accounting, reduced sales in the amount of P$81 million in 2003, and (ii) for instruments that do not qualify for hedge accounting, financial losses of P$687 million in 2004 and P$294 million in 2003.

As of December 31, 2004, crude oil price hedging instruments that do not qualify for hedge accounting account for a P$507 million liability, whose effect on results will be  offset at the time of the sale of hedged production at market prices. As of December 31, 2004, for 2005 the Company has swaps in place for 20 thousand bbl/d, at an average settlement price of 19 U$S/bbl.

7) Operations in Ecuador

The Company operates two fields in Ecuador - Block 18 and Block 31. As of December 31, 2004 the Company had a 70% and 100% interest, respectively, in these fields. In addition, the Company had an 11.42% interest in Oleoductos de Crudos Pesados Ltd. (OCP), a company set up, in part, for the purpose of transporting oil from those fields.

Block 18 has a significant potential of light crude oil reserves, from 28º to 33° API. Block 18 concession was granted for an initial period of 20 years, as from October 2002, renewable for another 5-year period.

Block 31 is an exploratory area with a significant reserve potential. As a result of successful exploratory works, significant volumes of heavy crude oil reserves were discovered.

In 2000, as a result of the successful drilling of two exploratory wells, heavy crude oil reserves were discovered.  The significant volume of reserves would have allowed to complete the wells and turn them into producing wells as long as significant infrastructure investments were made to construct oil pipelines and facilities related thereto.  Accordingly, in 2001, OCP began to build an oil pipeline to transport production, and the oil pipeline started operations in late 2003.  The reductions made to our investment plan as a consequence of the Argentine crisis in 2002 delayed the development of Block 31.  In 2003, two additional wells were drilled, which confirmed the potential of this area.  Because as of December 31, 2003 drilling of new exploratory wells was not planned for the near future and as of such date no reserves had been proved in Block 31, in accordance with SFAS 19, the Company (1) charged to income P$ 106 million of previously capitalized exploratory costs in connection with the drilling of the first two wells and (2) capitalized exploratory costs for wells where less than one year had elapsed since the completion of drilling.  During 2004, we charged to income P$ 80 million of these exploratory costs, as one year elapsed from completion of drilling.

In March 2004, with the approval by the Ecuadorian Ministry of Energy of the Environmental Impact Studies in connection with the Apaika and Nenke fields, all requirements necessary for the approval of the block development plan were met.  Following this approval, a 20-year production period started.  As of December 31, 2004, the Company has certified crude oil reserves in connection with Block 31.

OCP was awarded the construction and operation for a 20-year term of the 503 km long pipeline that runs from the northeastern region of Ecuador to the Balao distribution terminal on the Pacific Ocean coast. The oil pipeline has a 450,000 bbl/d transportation capacity and started commercial operations on November 10, 2003. In May 2004 the Company increased its interest in OCP by 2.46%, upon exercise by Techint Internacional Construction Corp. of an option to sell its shares and subordinated debt, with a US$ 14 million payment in such respect.

With respect to the exploitation of Blocks 18 and 31, the Company has executed an agreement with OCP, whereby an oil transportation capacity of 80,000 barrels per day is secured for a 15-year term, starting on November 10, 2003.  Under the “Ship or Pay” transportation agreement, the Company must fulfill the “Ship or Pay” contractual obligations for the aggregate oil volume committed, even if no crude oil is transported, and pay, as well as all other producers, a fee covering OCP operating costs and financial services.  As of December 31, 2004, this fee amounted to US$ 2.2 per barrel.  Costs in connection with the transportation capacity are invoiced by OCP and charged to expenses on a monthly basis.  The Company has sold part of our allotted transportation capacity, which is an average of 8,000 barrels per day, for the period starting in July 2004 until the termination of our agreement with OCP.

Despite having sold a portion of the commitment, the Company estimates that during the term of the contract with OCP, oil production will be lower than the transportation capacity committed, creating what we refer to as an oil production deficit.  The Company´s estimate is based on expected delays in connection with the development of Block 31, the revised estimated potential for Block 31  and the new schedule of investments required for the development of Blocks 18 and 31.  In light of the significant economic effects of this oil production deficit, as of December 31, 2004 we recorded a P$ 324 million impairment allowance in connection with our group of assets in Ecuador.  In 2003, we recorded a similar loss of P$ 309 million.

Sale and association agreement with Teikoku Oil Co Ltd.

In January 2005, the Company subscribed to a sale and association agreement with Teikoku Oil Co., Ltd., (Teikoku) whereby it transferred its 40% interest in Blocks 18 and 31 located in Ecuador, as well as 40% of its rights and obligations in the crude oil transportation agreement entered into, with OCP.

Teikoku, in turn, will make a US$ 5 million payment and a US$ 10 million subsequent payment upon performance of certain infrastructure works necessary for the development of  Block 31, which will be carried out jointly by Teikoku and the Company. No significant results were recorded in connection with this transaction.

In addition, the agreement involves the following key aspects:

1. Teikoku will make investments in Block 31 in excess of its interest in the joint venture, causing an  accelerated development of the block.

2. Teikoku will assume 40% of the Company’s rights and obligations resulting from the crude oil transportation agreement entered into with OCP, once production in Block 31 reaches an average of 10,000 barrels of oil per day for a period of 30 consecutive days. Allocation of the transportation capacity to Teikoku will enable the Company to minimize the effect of the oil production deficit previously recorded.

3.  As a result of this agreement, 40% of the letters of credit the Company has in place to secure compliance with the commitments assumed in connection with the transportation agreement with OCP shall be released. The financial burden, therefore, will be reduced and credit will be available to the Company.

Upon execution of this agreement, which is subject to approval by the Ministry of Energy of Ecuador, Petrobras Energía S.A. through its controlled companies in Ecuador, will hold a 60% interest in Block 31 and a 30% interest in Block 18. Petrobras Energía S.A. will continue acting as operator for both blocks.

8) Operations in Peru

In 2004, the Company, through Petrobras Energía Perú S.A., entered into an agreement with the Peruvian government, whereby it undertakes to make investments of about US$ 97 million in Lote X during the 2004-2011 period. The Peruvian government, in turn, will reduce the royalties percentage it receives for hydrocarbon production. Efforts involved in this agreement include drilling of 51 wells, workover of 526 wells, reactivation of 177 temporarily abandoned wells, and the implementation and expansion of a water injection project.

In light of the significance of this agreement, economic projections in connection with operations in Peru have changed. As a result, in 2004 a P$31 million partial recovery for tax loss carry forwards for which allowances were provided was recorded. In addition, proved reserves were added, since the new royalties regime allowed for the incorporation of development projects that became profitable.

9) Tax Benefit regarding Innova Operations – FUNDOPEM

The Company, through Innova´s operations in Brazil, enjoys a tax benefit, pursuant to an incentive program granted by the Rio Grande do Sul State, Brazil, for companies located in that state. The benefit consists of a 60% reduction of the ICMS (interstate goods transport tax), for a term of 8 years, until December 31, 2007. The results arising from such benefit will be recorded when relevant. As of the fiscal year ended December 31, 2004, ICMS tax amounts were payable due to differences between debits and credits, and the benefit should be acknowledged. In 2004, the Company, therefore, recognized a P$ 27 million gain.

10) Environmental Matters

In 2003 we retained an international consulting company to conduct an environmental audit of our operations. The final audit report set forth an action plan to enforce our Safety, Environmental and Occupational Health Policy. To execute this action plan, the Company will make investments of approximately US$23 million to improve, among other things, our prevention systems and production facilities. In addition, we will implement several corrective and remediation actions, for which a P$45 million loss was recorded in fiscal year ended December 31, 2003. In 2003 we also recorded expenses of P$58 million for environmental remediation.

In April of 2004, Petrobras Energía launched new Quality and Safety, Environmental and Occupational Health policies, each of which represents a change from those principles previously in force. The new Safety, Environmental and Occupational Health policies incorporate cutting-edge concepts, such as ecoefficiency, life cycle and sustainability of the operations.

Pursuant to the objectives of this policy, an environmental study was produced for the fiscal year ended December 31, 2004, as a supplement to the audit performed in 2003. Under the standards of the new Safety, Environmental and Occupational Health policies, the study enabled the Company to identify the need to apply remediation measures, in relation to which the Company recorded a loss amounting to P$33 million. In 2004, we accounted for expenses of P$51 million for environmental remediation activities.

11) Agreements in San Carlos and Tinaco, Venezuela

The Company began exploration activities in the San Carlos Block in 1996. Total expenditures required for initial exploration in the block totaled US$ 32 million, mainly including acquisition of 2-D seismic data and drilling of two exploratory wells. The Block was awarded to the Company as an oil exploration block, but its exploration activities in this block yielded gas findings. In June 2001, upon the opening of free gas exploration areas, the Company was awarded a license for the exploration of non-associated gas in the Tinaco Block, a field adjacent to the San Carlos Block, which enables the Company to confirm gas reserves related to the San Carlos Block.

In October of 2002, we subscribed to an association agreement with Teikoku under which we transferred 50% of our rights and obligations in non-associated gas production in the San Carlos and Tinaco Blocks. As a result of this transaction, the Company recorded a P$37 million loss. In view of the future joint exploitation of both blocks, the Company negotiated the replacement of the terms of the San Carlos agreement with terms similar to the Tinaco agreement.

The political and economic crisis that broke out in Venezuela late in 2002 mainly caused the delay of exploratory works in the San Carlos and Tinaco areas. Since as of December 31, 2003, the Company did not anticipate drilling of an additional exploratory well to confirm additional reserves that justify performance of infrastructure works for field development, such as gas pipelines and treatment facilities, the Company charged to income P$29 million attributable to the remaining capitalized investment in the San Carlos Block.

Analysis of Consolidated Results of Operations

The table below shows the Company’s results of operations for the fiscal years ended December 31, 2004 and 2003 under professional accounting standards and, for comparative purposes, the pro forma results, which excludes the effects of proportional consolidation of affiliates under joint control.

(in millions of pesos)

Net income: Net income increased P$297 million, or 78%, to P$678 million in 2004 from P$381 million in 2003.  Operations for the year were positively impacted by the increase in international crude oil prices, which the Company was generally able to pass through to prices for the main refined and petrochemical products.  Within this context, operating income increased significantly, partially offset by losses derived from derivative instruments valued at fair value that do not qualify for hedge accounting.  In addition, the reversal of the allowance recorded in prior years for tax loss carry forwards had a significant favorable impact on the results for the year.

Net sales:  Net sales increased P$1,480 million, or 26.9%, to P$6,974 million in 2004 from P$5,494 million in 2003.  Sales for 2004 reflect gains of P$485 million and P$535 million, attributable to the share of the net sales (net of intercompany sales of P$13 million) of CIESA and Distrilec, respectively.  Net sales for 2003 reflect gains of P$446 million and P$447 million, attributable to the share of the net sales (net of intercompany sales of P$14 million) of CIESA and Distrilec, respectively.

Without proportional consolidation, net sales increased P$1,352 million, or 29.3%, to P$5,967 million in 2004 from P$4,615 million in 2003. The significant increase in the WTI and the related price increases for the main petrochemical and refined products and, to a lesser extent, growth in sales volumes resulted in sales increases in the Oil and Gas Exploration and Production, Petrochemicals and Refining business segments, equal to P$630 million, P$583 million and P$443 million, respectively (including intercompany sales). Electricity business segment also experienced sales increases (P$46 million in 2004), predominantly due to improved generation prices. As the business operations continue to integrate, intercompany sales increased to P$1,680 million in 2004 from P$1,029 million in 2003.

Gross profit: Gross profit increased P$656 million, or 31.1%, to P$2,764 million in 2004 from P$2,108 million in 2003.  This increase reflects gains of P$250 million and P$86 million, attributable to the share of the gross profit of CIESA and Distrilec, respectively, and P$3 million in eliminations.  Gross profit for 2003 reflects gains of P$236 million and P$74 million, attributable to the share of the gross profit of CIESA and Distrilec, respectively.

Without proportional consolidation, gross profit for 2004 grew P$627 million, or 34.9%, to P$2,425 million from P$1,798 million in 2003.  Generally in line with the increase in sales, gross profit for the Oil and Gas Exploration and Production, Petrochemicals and Refining business segments increased P$484 million, P$62 million and P$59 million, respectively.  Gross profit for the Electricity and Hydrocarbon Marketing and Transportation business segments rose P$17 million and P$16 million, respectively.

Administrative and selling expenses:  Administrative and selling expenses increased P$81 million, or 14.4%, to P$640 million in 2004 from P$559 million in 2003.  The expenses for 2004 reflect P$16 million and P$66 million, attributable to the share of the administrative and selling expenses of CIESA and Distrilec, respectively.  The expenses for 2003 reflect P$30 million and P$65 million, attributable to the share of the administrative and selling expenses of CIESA and Distrilec, respectively.

Without proportional consolidation, administrative and selling expenses increased P$94 million, or 20.2%, to P$558 million in 2004 from P$464 million in 2003.  This increase is primarily due to the increased scale of the operations in Ecuador, higher sales volumes and increased institutional advertising expenses.

Exploration expenses:  Exploration expenses decreased P$107 million to P$89 million in 2004 from P$196 million in 2003 (see “Analysis of Operating Income – Oil and Gas Exploration and Production”).

Other operating income (expense), net:  Other operating income (expense), net accounted for P$304 million in losses in 2004 compared to P$121 million in losses in 2003.  Other operating income (expense), net for 2004 reflects losses of P$19 million and P$17 million, attributable to the share of CIESA and Distrilec, respectively (net of intercompany sales of P$3 million).  Other operating income (expense), net for 2003 reflects losses of P$12 million and P$5 million, attributable to the share of other operating income (expense), net of CIESA and Distrilec, respectively.

Without proportional consolidation, other operating income (expense), net accounted for losses of P$265 million for 2004 and P$104 million for 2003.  This increase in losses is mainly attributable to expenses for unused transportation capacity in connection with the Ship or Pay contract with OCP in the amount of P$184 million.

Operating income:  Operating income grew P$499 million, or 40.5%, to P$1,731 million in 2004 from P$1,232 million in 2003.  Operating income for 2004 reflects P$215 million and P$3 million, attributable to the share of operating income of CIESA and Distrilec, respectively.  Operating income for 2003 reflects P$194 million and P$4 million, attributable to the share of operating income of CIESA and Distrilec, respectively.

Without proportional consolidation, operating income increased P$479 million, or 46.3%, to P$1,513 million in 2004 from P$1,034 million in 2003.  For an explanation of why this income increased see “Analysis of Operating Income”.

Equity in earnings of affiliates:  Equity in earnings of affiliates decreased P$87 million, or 53.4%, to P$76 million in 2004 from P$163 million in 2003.  Without proportional consolidation, equity in earnings of affiliates decreased P$292 million, or 78.7%, to P$79 million in 2004 from P$371 million in 2003.  See “Analysis of Equity in Earnings of Affiliates”.

Financial income (expense) and holding gains (losses): Financial income (expense) and holding gains (losses) increased P$844 million, or 202%, to P$1,261 million in 2004 from P$417 million in 2003.  Financial expense and holding losses for 2004 reflects financial expenses of P$144 million and P$20 million, attributable to the share of the financial income (expense) and holding gains (losses) of CIESA and Distrilec, respectively.  Financial expense and holding losses for 2003 reflects financial income in the amount of P$123 million and P$28 million, attributable to the share of the financial income (expense) and holding gains (losses) of CIESA and Distrilec, respectively.

Without proportional consolidation, financial income (expense) and holding gains (losses) reflected losses of P$1,097 million in 2004 and P$568 million in 2003.  The increase in 2004 is principally attributable to the following:

*   An increase in losses resulting from the valuation at fair value of derivative instruments that do not qualify for hedge accounting, to P$687 in 2004 from P$294 million in 2003.  This increase reflects principally a 53.9% increase in the futures curve of crude oil prices during 2004, as compared to a 1.8% increase in 2003.

*  The impact of the evolution of the exchange rate between the peso and U.S. dollar (1.3% and 11.8% appreciation in 2004 and 2003 respectively) and the inflation rate on the Company’s net borrowing position, which together resulted in a P$19 million loss in 2004 compared to a P$136 million gain in 2003; and

*   a decrease in interest expense in the amount of P$420 million in 2004, or 1.6%, from P$427 million in 2003, reflecting the decline in dollar-denominated average indebtedness.

Other expenses, net:  Other expenses, net equaled losses of P$27 million in 2004 and P$421 million in 2003.  In 2004, other expenses, net reflect a P$14 million loss, attributable to the share of the other expenses, net of CIESA and a gain of P$18 million, attributable to the share of the other expenses, net of Distrilec.  In 2003, other expenses, net reflect losses of P$1 million and P$12 million, attributable to the share of the other expenses, net of CIESA and Distrilec, respectively.

Without proportional consolidation, other expenses, net accounted for losses of  P$31 million in 2004 and P$408 million in 2003.

The other expenses, net for 2004 primarily reflect the following:

 *    P$12 million impairment charge for the Acema area, in Venezuela; and

*   P$15 million allowance on the book value of the loans granted to joint venture partners in Venezuela (see “Political and Economic Situation in Venezuela”.

The other expenses, net for 2003 primarily reflect the following:

*   P$309 million impairment charge for the operations in Ecuador (see “Operations in Ecuador”);

*  P$39 million loss attributable to the sale of oil and gas areas (see “Divestment of Assets”);

*  P$37 million impairment charge for oil production areas (see “Recoverability of Assets”); and

*  P$27 million allowance for the book value of the loans granted to joint venture partners in Venezuela (see “Political and Economic Situation in Venezuela”).

Income Tax: Income tax accounted for a gain of P$198 million in 2004 compared to a loss of P$18 million in 2003.  Income tax in 2004 reflects losses of P$6 million and P$20 million, attributable to the share of the income tax of CIESA and Distrilec, respectively.  The income tax charge for 2003 reflects a gain of P$58 million, attributable to the share of the income tax of CIESA, and a P$29 million loss, attributable to the share of the income tax of Distrilec.

Without proportional consolidation, income tax accounted for a gain of P$224 million in 2004 compared to a loss of P$47 million in 2003.  As of December 31, 2004, in light of considerations made by the Company’s management in formulation of the business plan, Petrobras Energía partially reversed an allowance for tax loss carry forwards and recognized a gain of P$268 million.  See “Recoverability of Assets”. In addition, Petrobras Energía Perú S.A. recorded a gain of P$31 million, derived from the conditions of Lote X Agreement with the Peruvian government, which had a positive impact on the economic projections.  See “Operations in Peru”.

Analysis of Operating Income

Oil and Gas Exploration and Production

In 2004, international prices were highly favorable for Oil and Gas Exploration and Production business segment.  The WTI averaged US$  41.4 per barrel, which was 33% higher than the average price in 2003.  In Argentina, however, large increases in taxes on crude oil exports counterbalanced increases in oil process.  In 2003, taxes were at a single nominal rate of 20% and increased to a 25% rate plus additional taxes in 2004 (ranging from 3% to 20% based on the price of crude oil, with a maximum 45% tax for prices above US$ 45).  This tax scheme, which impacted domestic sales prices in the Argentine refining industry, was part of the National government’s greater plan to establish a price stability framework. This market price applies as reference price to crude transfers to the Refining business segment.

Operating income: Operating income for the Oil and Gas Exploration and Production business segment increased P$321 million, or 37.3%, to P$1,182 million in 2004 from P$861 million in 2003. This increase was predominately due to the 19.4% rise in average sales prices of oil equivalent resulting from (1) the 33.1% increase in the WTI, and (2) the absence of derivative financial instruments qualifying for hedge accounting in 2004. This increase, however, was partially offset by charges derived from the Ship or Pay crude oil transportation agreement with OCP that accounted for a loss of P$184 million in 2004.

The table below shows the Company’s operating income for this business segment:

Net sales: Net sales for the Oil and Gas Exploration and Production business segment increased P$630 million, or 23.1%, to P$3,359 million in 2004 from P$2,729 million in 2003.  This increase was predominately due to the 19.4% increase in the average sales price of oil equivalent and, to a lesser extent, to a 2.7% increase in sales volumes of oil equivalent.

In 2004, daily oil and gas sales volumes increased to 162.2 thousand barrels of oil equivalent from 157.9 thousand barrels of oil equivalent in 2003.  Oil sales volumes increased to 115.5 thousand barrels per day, or 3.9%, in 2004 from 111.2 thousand barrels per day in 2003, while gas daily volumes remained substantially unchanged, totaling 280.4 million cubic feet in 2004 and 280.0 million cubic feet in 2003.  As discussed below, volume sale increases arose from sales outside Argentina.  In 2004, the average sales price per barrel of oil, including the effects of hedging transactions and taxes on exports, increased 19.7% to P$ 73.2 from P$ 61.2, due to the increase in WTI.

During 2004, because the Company did not use derivative instruments that qualify for hedge accounting, no decreases in sales were recorded for these instruments.  The crude oil hedging policy accounted for an opportunity cost of P$85 million in 2003.

Argentina

Net sales in Argentina increased by P$ 217 million, or 14.1%, to P$1,755 million in 2004 from P$1,538 million in 2003.  Combined oil and gas daily sales volumes decreased 6.6% to 84.5 thousand barrels of oil equivalent in 2004 from 90.4 thousand barrels of oil equivalent in 2003.

Crude oil sales increased by P$ 207 million, or 14.8%, to P$ 1,608 million in 2004 from P$ 1,401 million in 2003. This increase was due to a 26% increase in the average sales price to P$88.1 per barrel in 2004 from P$69.8 per barrel in 2003, which, in turn, was predominately due to (1) the increase of the WTI and (2) the absence of derivative instruments qualifying for hedge accounting in 2004. The ability to benefit from the WTI increase was limited by the export tax regime in Argentina and the transfer price agreements with refiners in Argentina.

During 2004, the Company was able to mitigate the impact of the increase in export taxes by transferring more crude oil to the downstream operations in Argentina.  As a result, the Company experienced a 75% decline in export volumes in 2004 as compared to 2003 and taxes on exports decreased to P$26 million from P$60 million in 2003.

Daily oil sales volumes declined 9.3% to 49.9 thousand barrels in 2004 from 55.0 thousand barrels in 2003, predominately because the Argentine assets are mature assets, which are under production through secondary recovery methods and, therefore, experience considerable natural declines.  In order to address this, the Company made significant investments in 2004, mainly in projects aimed at improving the fields’ production, which allowed the Company to mitigate this decline.

Total gas sales increased 7.3% to P$ 147 million in 2004 from P$ 137 million in 2003, mainly as a result of a 9.6% rise in the average sales price, which was partially offset by a 2.5% decline in sales volumes.  The average sales price for gas increased to P$ 1.93 per million cubic feet in 2004 from P$ 1.76 per million cubic feet in 2003, mainly as a consequence of the April 2004 agreement between gas producers and the Secretary of Energy of Argentina, which allowed for natural gas price increases and [the renegotiation of contracts with certain distribution and generation companies].  The effect of these domestic price increases was mitigated by a 30% decrease in exports volumes, resulting from export limitations imposed by the Argentine government in response to the energy crisis. Domestic sales are made at lower prices than export sales.

Daily gas sales volumes declined 2.3% to 207.9 million cubic feet in 2004 as compared to 2003, primarily due to the decline in demand associated with the shutdown of the Genelba Power Plant for maintenance works, during November 2004, and repair works to the gas treatment equipment at the Austral Basin fields.

Outside of Argentina

. Combined oil and gas sales outside of Argentina increased P$ 413 million, or 34.7%, to P$ 1,604 million in 2004 from P$ 1,191 million in 2003.  Total oil and gas sales volumes increased 15.3% to 77.7 thousand barrels of oil equivalent per day in 2004 from 67.4 thousand barrels of oil equivalent per day in 2003.  The average sales price of oil equivalent per barrel increased 15.5% to P$ 55.8 in 2004 from P$ 48.3 in 2003, mainly due to an increase in the WTI and the absence of derivative instruments qualifying for hedge accounting in 2004.

Venezuela

 In Venezuela, oil and gas sales increased P$ 217 million, or 36.6%, to P$ 811 million in 2004 from P$ 594 million in 2003.  In 2004, the average price per barrel of oil was P$ 46.5, which was a 15.1% increase from P$ 40.4 in 2003.  This change was predominately attributable to the increase in the WTI.  The impact of the WTI increase was limited by the compensation formula contained in third round agreements.  The average price for gas decreased 35.5% to P$ 1.20 in 2004 from P$ 1.86 per million cubic feet in 2003 as a consequence of a decrease in the reference price in Venezuela, which is regulated by the government.

Daily sales volumes of oil equivalent increased 19.9% to 51.3 thousand barrels of oil equivalent in 2004 from 42.8 thousand barrels of oil equivalent in 2003, due to the magnitude of its investments in Venezuela and the adverse impact of the oil strike in the beginning of 2003. In 2004, with respect to its investments, 23 wells were drilled, 63 repair works and 5 conversions were made, mainly in the Oritupano-Leona and La Concepción oilfields. As regards maintenance works, 22 extraction improvements and investments in overhaul and surface and sub-surface equipment are worth a mention.

Ecuador

In Ecuador, oil sales increased 81.7% to P$ 209 million in 2004 from P$ 115 million in 2003. Investments made in Block 18, which include drilling of four wells and construction of surface facilities, contributed to a 47.9% increase in daily oil sales volumes to 5.8 thousand barrels per day. The average sales price increased 25.1% to P$ 99.1 per barrel from P$ 79.2 per barrel mainly due to the rise in the international reference price (Oriente crude oil).  The increase in the Oriente crude oil reference price during 2004 was lower than that of the WTI due to an increased discount in this type of crude oil.

Peru

In Peru, oil and gas sales increased P$ 84 million or 22.5% to P$ 458 million in 2004 from P$ 374 million in 2003, mainly as a result of a 24% increase in the sales price of oil equivalent.

The average crude oil price increased 27.1% to P$ 105.4 per barrel from P$ 82.9 per barrel, as a result of changes in the international reference price (Oriente crude oil).  The average gas price decreased 24.4% to P$ 5.12 from P$ 6.77 per million cubic feet as a consequence of the increase in gas supply resulting from the entry in the gas market of sales from the Camisea field, which is the most important gas reserve in Peru and one of the most important gas reserves in Latin America.

Daily sales volumes of oil equivalent decreased by 0.8% to 12.9 thousand barrels per day in 2004 from 13.0 thousand barrels per day in 2003.

Bolivia

In Bolivia, oil and gas sales did not suffer significant changes between 2004 and 2003, amounting to P$ 108 million in both periods.  Combined oil and gas daily sales volumes increased by 1.0% to 7.8 thousand barrels of oil equivalent in 2004 compared to 2003.  The average sales price for gas remained at P$ 5.23 per million cubic feet from year to year.

Gross profit: Gross profit for this business segment increased by P$ 484 million, or 37.8%, to P$ 1,765 million in 2004 from P$ 1,281 million in 2003. The margin on sales increased to 52.5% from 46.9% in 2003. This increase in margin was mainly attributable to the 19.4% increase in sales average prices of oil equivalent. Average lifting costs increased 9.9% to P$ 8.46 per barrel of oil equivalent in 2004 from P$ 7.70 per barrel of oil in 2003, mainly due to an increase in oil services and electric power rates and to incremental costs associated with new safety and environmental standards. The price rise was mitigated by increased royalties paid in Argentina, which are settled without considering the impact of taxes on exports.

Administrative and selling expenses: Administrative and selling expenses increased P$ 34 million, or 19.1%, to P$ 212 million in 2004 from P$ 178 million in 2003.  This increase was mainly attributable to the impact of the rise in sales volumes in Ecuador and, to a lesser extent, an increase in labor costs.

Exploration expenses: Exploration expenses totaled P$ 89 million in 2004 and P$ 196 million in 2003. Expenses for 2004 year were mainly attributable to the expensing of exploratory drilling costs in Block 31 for P$ 80 million. Drilling occurred during 2003, and these costs had been capitalized.  In addition, exploration expenses during 2004 reflect expenses in connection with 3D seismic works in the Santa Cruz I Oeste area in Argentina for P$ 6 million.

In 2003, according to the requirements of SFAS 19, the Company charged to income exploratory investments capitalized in previous years corresponding to Block 31 in Ecuador and the San Carlos area in Venezuela in the amount of P$ 141 million (including P$ 35 million for costs of feasibility studies) and P$ 29 million, respectively, and additionally, costs of non-producing exploratory wells drilled in Santa Cruz II and Lote XVI in Peru and the seismic works related to such wells.

Other operating income (expense), net: Other operating income (expense), net accounted for losses of P$ 282 million in 2004 and P$ 46 million in 2003.  Losses for 2004 are mainly attributable to costs associated with the unused transportation capacity under the Ship or Pay contract with OCP in Ecuador (P$ 184 million), environmental remediation expenses (P$ 51 million), [project discontinuance (P$ 5 million) and losses derived from contract renegotiation].  Losses in 2003 include P$ 26 million for environmental remediation expenses and P$ 32 million for other allowances.  Losses in 2003 were partially offset by the favorable resolution of commercial claims in Venezuela.

Hydrocarbon Marketing and Transportation

In 2004, The Company implemented changes in the way it allocated certain of its product sales among its different business segments.  As a result, the Hydrocarbon Marketing and Transportation business segment now sells the gas produced in Argentina and the liquids obtained from gas processing, which is transferred to it at market prices from the Oil and Gas Exploration and Production segment. In addition, the Hydrocarbon Marketing and Transportation business segment’s operations now include gas and LPG brokerage activities.  Also, as of 2004, oil brokerage services are now provided through its Refining business segment.

Operating income: Operating income for the Hydrocarbon Marketing and Transportation business segment increased P$ 42 million, or 20.5%, in 2004 to P$ 247 million from P$ 205 million in 2003.  2004 Operating income reflects gains of P$ 215 million in 2004 and P$ 194 million in 2003, attributable to the proportional consolidation of CIESA.  Without proportional consolidation, the operating income for this business segment increased by P$ 21 million, or 190.9%, in 2004 to P$ 32 million from P$ 11 million in 2003, reflecting principally increased net sales.

The table below reflects operating income for the Hydrocarbon Marketing and Transportation business segment, excluding effects of the proportional consolidation of CIESA:

(in millions of pesos)

Net sales: Sales revenues increased P$ 301 million to P$ 376 million in 2004 from P$ 75 million in 2003, due to the above-mentioned allocation related changes among its business segments.  In 2004, revenues from the sale of gas and liquids produced by the Company totaled P$ 158 million and P$ 193 million, respectively.  Sales volumes of gas produced by the Company in Argentina totaled 205.5 million cubic feet per day, and sales volumes of liquids amounted to 232 thousand tons. Gas and LPG brokerage services accounted for P$ 25 million and P$ 75 million in sales revenues during 2004 and 2003, respectively.

Gross profit: As a consequence of the changes implemented in 2004, gross profit increased P$ 16 million to P$ 20 million in 2004 from P$ 4 million in 2003.

Other operating income (expense), net:  Other operating income (expense), net from the advisory services the Company provided to TGS’s technical operator, accounted for gains of P$ 18 million in 2004 and P$ 11 million in 2003. As of July 2004, pursuant to an assignment entered into with Enron (See “Situation of Investments in Utility Companies”), Petrobras Energía is now providing technical assistance to TGS, among other things, for the operation and maintenance of TGS’s gas transportation system and facilities and related equipment to ensure that TGS’s operations comply with international environmental standards.  TGS, in return, pays the Company monthly fees, which are based on its results and which must annually exceed a minimum amount.  The initial term of this agreement is eight years, commencing on December 28, 1992, and automatically renews every eight years.

Refining

As previously mentioned, in 2004, the Company implemented changes in the way it allocate certain of the product sales among its different business segments.  As a result, the Refining business segment as of 2004, provides oil brokerage-related services, previously performed by the Hydrocarbon Marketing and Transportation business segment.  These operations accounted for P$ 46 million in sales revenues during 2004.

Operating income:  Operating income for the Refining business segment increased P$ 66 million, or 122.2%, to P$ 120 million in 2004 from P$ 54 million in 2003.  In 2004, prices of refined products increased significantly both in Argentina and abroad.  This resulted in improved average contribution margins.  In addition, since the second semester of 2004, because of the implementation of a new export tax regime, which offset the significant rise in the WTI, the Company was able to improve its refining margins.

The table below reflects operating income for the Refining business segment:

(in millions of pesos)

Net sales: Net sales of refinery products increased P$ 443 million, or 34%, to P$ 1,745 million in 2004 from P$ 1,302 million in 2003.  This increase was primarily a result of significant price increases and, to a lesser extent, an 8% average rise in sales volumes and the reallocation of the oil brokerage activities to this segment.

Average sales prices of benzene, heavy distillates, paraffins, aromatics, diesel oil, medium distillates, gasolines, reformer plant by-products and asphalts increased 83%, 24%, 21%, 20%, 18%, 16%, 12%, 4% and 4%, respectively, mainly as a result of the significant increase in crude oil international prices.

As a result of the competitive advantages derived from integration of the upstream and downstream operations, as well as, the ability to benefit from the services provided by EG3, the Company was able to refine a higher volume of crude oil. The Company’s ability to refine more oil, in turn, has assisted to mitigate the effects of the export tax regime on the crude oil production activities. In 2004, crude oil volumes processed at the refinery increased 5.9% to 33,129 barrels per day.

Domestic sales volumes increased 12% in 2004 compared to 2003, primarily due to diesel oil and gasoline sales to other oil companies.  Export sales volumes increased 3%, primarily as a result of gasoline dispatch.

Total diesel oil sales volumes increased 3.4% to 913 thousand cubic meters in 2004.  This increase was due to a 7% increase in the domestic market, which was partially offset by a decline in the Company’s exports.  Sales increased in Argentina, predominately due to increased sales to EG3 and, to a lesser extent, increased demand from the agricultural sector. The new sales strategy combined with growth in the diesel oil domestic market, resulted in a decreased market share of 3.5% in 2004 compared to a domestic market share of 4.7% in 2003.

Total gasoline sales volumes increased 74% to 207 thousand cubic meters in 2004, due to increased sales to the domestic market including increased sales to EG3.  The market share was 3.4% in 2004 and 3.1% in 2003.

Asphalt sales volumes grew 33.8% in 2004 and the market share in the road asphalt segment increased to 24.6% in 2004 from 23.6% in 2003.  Domestic market sales increased 59.2%, as a result of an increase in road construction and the participation as provider of asphalt products in various road construction projects, such as, National Road 43, the Buenos Aires–Córdoba highway, the Rosario–Buenos Aires highway and the Rosario–Victoria Bridge.  The increased share in the domestic market resulted in a reduction in the export levels, predominately to Paraguay and Bolivia.

Sales volumes of heavy distillates increased 4.5% in 2004, primarily due to a 24.1% growth in the domestic market, which is predominately due to fuel oil sales to thermal power plants. The exports declined 3.6%, as a result of reduced fuel oil and Ifos sales, partially offset by increased cracking feedstock sales.

Sales volumes for reformer plant by-products declined 3.6% in 2004, generally due to reduced LPG exports.  Aromatics sales volumes declined 22.5% in 2004, while paraffins sales volumes increased 8.6%.

Gross profit: Gross profit increased P$ 59 million, or 48% to P$ 182 million in 2004 from P$ 123 million in 2003, due in large part to the combined effect of increased sales volumes and improved margins.  Gross margin on sales increased to 10.4% in 2004 from 9.4% in 2003.

In order to optimize the marketing margins, the Company focused on products and distribution channels with higher profit margins.  In addition, the agreements entered into between producers and refineries for price stability allowed the Company to mitigate the 33% average increase of the WTI.  As a result, sales prices increased an average of 21% in 2004, compared to an 18.2% increase in the average cost of crude oil processed to P$ 95.4 per barrel from P$ 80.7 per barrel.

Administrative and selling expenses: Administrative and selling expenses increased 5.3% to P$ 60 million in 2004 from P$ 57 million in 2003, primarily due to an increase in variable expenses.

Other operating income (expense), net: Other operating income (expense), net recorded losses of P$ 2 million in 2004 and P$ 12 million in 2003. In 2003, the under-absorption of fixed costs derived from the optimization policy of crude oil processed resulted in a P$ 6 million loss, and P$ 8 million in environmental remediation expenses were recorded.

Petrochemicals

With respect to the styrenics business, and in line with the upward trend in oil prices, 2004 was characterized by high international prices in both finished products and major raw materials.  Styrene, polystyrene and benzene (main feedstock) international prices showed increases of 50%, 46% and 87%, respectively. The international spreads for styrene and polystyrene grew 16% and 18%, respectively.

The demand for styrenics in the domestic market increased significantly in Argentina during 2004 -- 30% for styrene, 14% for polystyrene and 20% for bops.  This increase was predominately due to economic growth which fueled demand in these products.

The Mercosur region and Chile continued to show a downward trend in terms of styrene supply, while, in contrast, polystyrene recorded a significant supply surplus, due to installed production capacity increases in Brazil.

In the fertilizers business, urea international prices increased to US$175 per ton, or 25.9%, in 2004 from an average of US$ 139 per ton in 2003, due to an increase in demand in the Southeast of Asia and a decrease in global supply as a result of the high costs of natural gas in the major manufacturing centers of urea around the world.

Total demand for fertilizers in Argentina recorded a significant increase of 31% in 2004, due to an increase in international prices of grains during the first semester of 2004, which fostered agricultural production in the country, a greater use of nutrients and improved yields.

In October 2004, the new ethylene plant began operations.  This plant further integrates the petrochemical business operations, increasing the production capacity of the ethyl benzene plant from 116 thousand tons per year to 180 thousand tons per year.  This additional ethyl benzene production will enable the Company to maximize the installed capacity of the Innova styrene and polystyrene plants in Brazil.

The table below reflects operating income for the Petrochemicals business segment:

Operating income: Operating income for the Petrochemical business segment increased P$ 93 million, or 50.3%, to P$ 278 million in 2004 from P$ 185 million in 2003, predominately due to gross profit increases and the recognition of tax benefits derived from Innova’s operations.

Net sales:  Net sales (net of eliminations in the amount of P$ 39 million and P$ 5 million) increased P$ 583 million, or 45.1%, to P$ 1,877 million in 2004 from P$ 1,294 million in 2003, primarily due to increased sales prices and, to a lesser extent, increased sales volumes.

- Styrenics - Argentina:

Sales of styrenics in Argentina increased P$ 181 million, or 37.3%, to P$ 666 million in 2004 from P$ 485 million in 2003, primarily due to price increases.  These sales amounts include exports to Innova in the amount of P$ 39 million in 2004 and P$ 5 million in 2003.

In 2004, in line with increases with international reference prices, average sales prices for the business segment increased 31% compared to 2003, with increases of 50%, 30% and 16% for the styrene, polystyrene and synthetic rubber lines, respectively.

Styrenics sales volumes increased 5.4% to 195 thousand tons in 2004 compared to 2003, predominately due to higher ethylbenzene export volumes (approximately 10 thousand tons) to Innova, as a result of the start up of the San Lorenzo ethylene plant.

As the Argentine market recovered, the Company made changes in sales channels in order to privatize higher-margin domestic market sales over exports.  As a result, styrene volumes in the domestic market increased 30%, but the Company experienced a 38% decline in exports, particularly to Chile, Uruguay and Peru.

Along these lines, polystyrene sales volumes increased an average of 7%, with a 14% increase in the domestic market and a 2% decline in exports, mainly to Chile and Uruguay (polystyrene) and the United States and Europe (bi-oriented polystyrene).

Synthetic rubber sales volumes increased 5.8%, with 20% average growth in the domestic market, in 2004, due to an increased demand for products derived from import substitution, which resulted in a 5% increase in share in the SBR Argentine market.  Exports decreased 4% in 2004 compared to 2003, mainly due to decreases in exports to Brazil, Chile and Peru.

- Styrenics-Brazil - Innova:

Innova sales increased P$ 271 million, or 54%, to P$ 773 million in 2004 from P$ 502 million in 2003, due to the combined effect of higher prices and increased sales volumes.  In 2004, styrene and polystyrene prices increased 41% and 33%, respectively.  The increase in sales volumes (up 13.5% in 2004) were due to an increase in demand as a result of the economic recovery in Brazil and problems with production plants in 2004. The sales strategy implemented in 2004 focused on the domestic market, which offered higher margins and, partially as a result of these efforts, styrene and polystyrene sales volumes increased 11% and 16%, respectively. Export sales of polystyrene increased 10% compared to 2003, mainly due to increased sales to the USA and Africa.

- Fertilizers:

 Fertilizer sales increased P$ 165 million, or 52.9%, to P$ 477 million in 2004 from P$ 312 million, due to the combined effect of (1) a 31% increase in sales volumes, resulting from higher fertilizer consumption attributable to the strong growth in the agricultural industry and commercial restructuring which extended sales areas, and (2) the 18% price increase, in line with changes in the WTI.

Gross profit: Gross profit increased P$ 62 million, or 19.9%, to P$ 374 million in 2004 from P$ 312 million in 2003. Gross margin on sales decreased to 19.9% from 24.1% in 2004, reflecting the impact of the increase in the international prices of raw materials and, to a lesser extent, the increase in production costs.

- Styrenics - Argentina:

Gross profit increased P$ 3 million, or 2.3%, to P$ 132 million in 2004 from P$ 129 million in 2003. Gross margin on sales decreased to 19.8% from 26.6%, primarily due to the increase of benzene prices and higher fixed production costs associated with the start up costs of the new San Lorenzo ethylene plant.

- Styrenics - Brazil:

Gross profit increased P$ 40 million, or 44.9%, to P$ 129 million in 2004 from P$ 89 million in 2003.  Increased gross profit was predominately due to significant price improvement.  Gross margin on sales declined to 16.7% from 17.7% as a consequence of raw material price increases, mainly benzene.

- Fertilizers:

 Gross profit increased P$ 19 million, or 20.2%, to P$ 113 million in 2004 from P$ 94 million in 2003, while gross margin decreased to 23.7% from 30.1%. The increase in gross profit was attributable to significant sales volumes and improved prices, while the decrease in gross margin reflects higher costs of imported products for resale and the increase in the gas rate.

Administrative and selling expenses: Administrative and selling expenses increased P$ 13 million, or 11.8%, to P$ 123 million in 2004 from P$ 110 million in 2003, primarily due to higher expenses derived from increased sales volumes and the start up of the San Lorenzo ethylene plant.

Other operating income (expense), net: Other operating income (expense), net recorded a gain of P$ 27 million in 2004 compared to a loss of P$ 17 million in 2003.  The gain in 2004 is attributable to the collection of tax benefits granted by the Rio Grande do Sul State, Brazil, to companies settled in that state.  The loss in 2003 is predominately due to the impact of environmental remediation expenses.

Electricity

Operating income for the Electricity business segment increased P$ 10 million, or 8.9%, to P$ 122 million in 2004 from P$ 112 million in 2003.  Operating results reflect gains of P$ 3 million in 2004 and P$ 4 million in 2003, due to our share of the operating income of Distrilec.  Excluding proportional consolidation, operating income increased to P$ 119 million in 2004 from P$ 108 million in 2003, primarily due to increased margins in generation activity.

The table below reflects operating income for the business segment, excluding the effects of proportional consolidation of Distrilec:

(in millions of pesos)

The table below reflects operating income for the business segment:

Electricity Generation

Net sales: Net sales of electricity generation increased P$ 45 million, or 19.1%, to P$ 280 million in 2004 from P$ 235 million in 2003, primarily due to a 17% improvement in generation prices.  The Company’s competitive advantages resulting from being an integrated energy company and the joint operation of thermal and hydroelectric generation plants allowed the Company to capitalize on market opportunities and keep operation levels similar to those of 2003, in spite of shutdowns to the Genelba Power Plant during major maintenance works during 2004.

The increase in energy prices was primarily attributable to (i) higher demand for energy within a context of lower water flow contribution at the different basins and gas supply restrictions, which resulted in energy deliveries by less efficient machines, (ii) the passing through of increased gas costs to sales prices as a result of price plan implemented during the fourth quarter of 2004, and (iii) higher compensation for guaranteed supply to the electricity market, because the Secretariat of Energy guarantees a price in excess of market price for guaranteed availability of generation companies.

Net sales attributable to the Genelba Power Plant increased P$ 28 million, or 14.3%, to P$ 224 million in 2004 from P$ 196 in 2003, primarily due to improved generation prices.  The average sales price increased P$ 13.8 to P$ 45.4 per MWh in 2004 from P$ 39.9 per MWh in 2003.  Payment of additional compensation for guaranteed supply to the electricity market reflected increased sales of P$ 30 million in 2004 and P$ 17 million in 2003.  Energy delivered remained almost unchanged in both years, 4,931 GWh in 2004 and 4,918 GWh in 2003.  A significant generation increase was recorded during the first three quarters of 2004.  During that period, the integration of operations with the Oil and Gas Exploration and Production business segment was a key factor in overcoming gas supply restrictions faced by thermal plants in 2004.  This integration was offset by reduced volumes recorded in the fourth quarter of 2004 derived from the scheduled shutdown of the Genelba Power Plant. The Genelba Power Plant factory increased its capacity to 82.7% in 2004 from 79.1% in 2003 and the availability factor decreased to 85% from 96.5% as a consequence of the scheduled plant shutdown.

Net sales attributable to the Pichi Picún Leufú Hydroelectric Complex increased P$ 16 million, or 44.4%, in 2004 to P$ 52 million from P$ 36 million in 2003, due to the combined effect of an improvement in sales prices and higher generation volumes.  The average sales price increased 32.1% to P$ 42.4 per MWh in 2004 from P$ 32.1 per MWh in 2003, due to the above-mentioned market reasons and the implementation of a dynamic and flexible policy in terms of the mix of spot and futures sales.  During 2004, energy delivered increased to 1,226 GWh,  or 9.5%, in 2004 from 1,120 GWh in 2003, primarily due to increased consumption of water stored in the upper reservoirs of the Comahue Basin’s power plants in order to substitute thermal supply, which was not available due to fuel supply problems.

Gross profit:  Gross profit for the generation business increased P$ 19 million, or 20.9%, to P$ 110 in 2004 from P$ 91 million, predominately due to improved sales prices.

Administrative and selling expenses: Administrative and selling expenses for generation activity increased P$ 2 million, or 25%, to P$ 10 million in 2004 from P$ 8 million in 2003.

Analysis of Equity in Earnings of Affiliates

Equity in earnings of affiliates decreased P$ 87 million, or 53.4%, to P$ 76 million in 2004 from P$ 163 million in 2003. Without proportional consolidation, equity in earnings of affiliates declined P$ 292 million, or 78.7%, to P$ 79 million in 2004 from P$ 371 million in 2003.

This decline was primarily due to the effects of peso appreciation in 2003 on the net borrowing position of its utility companies, which is predominately denominated in US dollars.

This was partially offset by increased equity by its earnings from Empresa Boliviana de Refinación and Refinor in the amount of P$ 23 million and P$ 12 million, respectively.

The table below shows the Company’s results of equity in earning of affiliates for the fiscal years ended December 31, 2004 and 2003 under professional accounting standards and, for comparative purposes, the pro forma results, which excludes the effects of proportional consolidation of affiliates under joint control.

CIESA/TGS: Equity in earnings of CIESA and TGS decreased P$ 212 million, or 78.8%, to P$ 26 million in 2004 from P$ 238 million in 2003.  The earnings for both years were impacted by peso appreciation/devaluation, though with a different incidence.  Because of the significant US dollar-denominated financial indebtedness of both companies, a loss of P$ 37 million exchange difference was recorded in 2004 and a gain of P$ 527 million was recorded in 2003.

In 2004, TGS restructured its debt, which resulted in a gain of P$ 33 million, primarily due to the recovery of punitive interest, net of deferred charges reduction.

As of December 31, 2002, CIESA’s shareholders’ equity amounted to negative P$ 66 million, after reconciling CIESA’s valuation methods with ours.  Given our 50% equity interest in CIESA, our equity interest as of December 31, 2002 in CIESA would have been valued at negative P$ 33 million.  However, because the Company had not assumed commitments to make capital contributions or to provide financial assistance to CIESA, under Argentine GAAP, our shareholder equity interest in CIESA for 2002 was valued at zero.  As of December 31, 2003, CIESA reported positive shareholders’ equity.  In accordance with Argentine GAAP, the Company adjusted downwards our equity in earnings of affiliates for 2003 by P$ 33 million, representing our share of CIESA’s negative shareholders’ equity as of December 31, 2002.

Total sales revenues for CIESA and TGS increased P$ 78 million, or 8.7%, to P$ 970 million in 2004 from P$ 892 million in 2003.

Sales revenues for CIESA and TGS from the gas transportation segment increased P$ 12 million, or 2.9%, to P$ 434 million in 2004.  This increase was primarily attributable to the execution of new firm transportation agreements, effective May 2004, in the amount of P$ 5 million and to increased interruptible transportation services in the amount of P$ 5 million.  The increased transportation capacity committed (3.6 MMm³ per day) is a result of competitive biddings for transportation capacity conducted by TGS in March 2004.

CIESA’s and TGS’s income from the NGL production and marketing segment increased P$ 64 million, or 15.2%, to P$ 483 million in 2004, primarily due to the 21% increase the average sale price of NGL and, to a lesser extent, an increase of approximately 5% in sales volumes.  These effects, however, were partially offset by the increase from 5% to 20% in taxes on exports of NGL, which have been in effect since May 2004.

In 2004, CIESA’s operating income increased P$ 42 million, or l0.8%, to P$ 430 million, primarily due to an increase in the prices of NGL.

Distrilec/Edesur: Equity in earnings of Distrilec accounted for losses of P$ 13 million in 2004 and P$ 11 million in 2003.

Distrilec’s income from services increased P$ 1,104 million, or 19.7%, in 2004 from P$ 922 million in 2003.  This increase was due to a 13% increase in sales prices and a 5.2% increase in the demand for energy.

Distrilec’s operating income, under Argentine GAAP, slightly increased to P$ 10 million in 2004 from P$ 8 million in 2003, as a result of an increase in demand and reduced costs.  The margin reflected the price increase mentioned above [what price increases?] since the portion of the rate for distribution services remained unchanged as from the enactment of the Public Emergency Law.

Distrilec’s financial income (expense) accounted for a loss of P$ 44 million in 2004 compared to a gain of P$ 58 million in 2003.  This significant variation was primarily due to the fluctuations in the exchange rate and their corresponding effect on Distrilec’s US dollar-denominated net borrowing position.

Distrilec’s other operating income (expense), net accounted for a gain of P$ 37 million in 2004 compared to a loss of P$ 27 million in 2003.  The gain in 2004 was primarily due to a gain of P$ 36 million, as a result of the settlement reached with Alstom Argentina in connection with the events on January 15, 1999 at Azopardo Substation. Such agreement definitively ends all the claims between the parties.

Citelec/Transener: Equity in earnings of Citelec accounted for a loss of P$ 42 million in 2004 compared to a gain of P$ 87 million in 2003.  Equity in earnings for 2003 includes the reversal of a P$ 66 million allowance the Company recorded in 2002.  The variation is primarily due to the fluctuations in the exchange rate and their corresponding effect on Citielec’s financial indebtedness, which is predominately denominated in US dollars.  As a result of peso appreciation in 2003, Citelec recorded a significant gain in 2003.

Citelec’s sales revenues increased 10.7% to P$ 305 million, primarily due to increased revenues from the unregulated services outside of Argentina and the regional expansion of Transener’s activities in Latin America, mainly in Paraguay and Brazil.  Regulated rates were not subject to adjustments during 2004 and 2003.

Citelec’s operating income declined P$ 10 million, or 23.8%, to P$ 32 million in 2004 compared to P$ 42 million in 2003, primarily due to increased labor costs, which resulted from new labor regulations imposed by the Argentine government in 2004.  This was partially offset by increased contribution from unregulated activities.

Refinor:  Equity in earnings of Refinor increased P$ 12 million, or 42.9%, to P$ 40 million in 2004 from P$ 28 million in 2003.  This significant increase is generally due to increased fuel marketing margins and, to a lesser extent, increased gas sales volumes and the re-valuation of inventories due to the increase in WTI.

Refinor’s sales increased P$ 214 million, or 23.7%, to P$ 1,116 million in 2004 from P$ 902 million in 2003.  In 2004, in line with the increase in WTI, Refinor’s average sales prices were 22% higher compared to 2003.  The volume of gas processed averaged 18.9 million cubic meters per day in 2004, 14% higher than in 2003, due to the incorporation of the gathering and compression system of the gas-rich Chango Norte Field, which commenced operations in May 2003.  Oil volumes processed totaled an average of 17.4 thousand barrels per day, which was a 1% decrease compared to 2003, due to lower crude oil availability.

- Petroquímica Cuyo S.A. (Cuyo): Equity in earnings of Cuyo accounted for P$16 million gains in both years.

Cuyo sales increased 31.6% to P$ 283 million in 2004 from P$ 215 million in 2003, primarily due to a significant increase in sales prices, which was partially offset by a 2% fall in sales volumes.  Average sales prices increased 34% in 2004 compared to 2003 as a result of the increase in oil prices, which, in turn, caused significant increases in international reference prices of the petrochemical industry.

The 46% improvement in Cuyo’s operating income was also attributable to the increase in prices and was offset by an increase in income tax rates

Empresa Boliviana de Refinación (EBR):  Equity in earnings of EBR accounted for a gain of P$ 18 million in 2004 compared to a loss of P$ 5 million loss in 2003, due to the combined effect of improved margins and higher volumes.

In 2004, EBR contribution margins significantly recovered as a result of increases in WTI compared to 2003.  In 2003, as a result of the price fixing mechanisms imposed by the Bolivian government on refined products, EBR had no refining margins.

In addition, EBR recorded a 15% increase in crude processing and an 11% increase in sales volumes (mainly of gasoline and diesel oil).  These increased volumes were sold through EBR’s extended commercial network, which in 2004 added 11 new sale points through its subsidiary Empresa Boliviana de Distribución (EBD).

Oleoductos del Valle S.A. (Oldelval): Equity in earnings of Oldelval increased to P$ 7 million in 2004 from P$ 2 million in 2003, primarily due to the recognition of a gain from the extraordinary sale of crude oil surplus.

Oldeval’s sales revenues increased 10% to P$ 112 million in 2004, due to the combined effect of increased transported volumes and improved average prices.  Crude oil transported volumes increased 1.97% to 66.5 million barrels in 2004, generally due to the decline in exports to Chile (transported through the Trasandino Oil Pipeline) and in pumping activities to the Luján de Cuyo distillery.  Though no changes were adopted in the rate regime that has been in force since mid 2003, the continued application of this regime in 2004 resulted in improved average prices.

LIQUIDITY AND CAPITAL RESOURCES

After the default on most of its sovereign debt, Argentina and Argentine companies have had significantly fewer opportunities to access international credit markets.  Even considering a successful renegotiation of the Argentine foreign debt, as a result of fluctuations in emerging countries and cash flow instability, the financial market is likely to see reduced liquidity and/or increased volatility of interest rates.

Within this context, the Company closely monitor the liquidity levels to secure compliance with its financial obligations while continuing to support its growth strategy.  Financial solvency is the foundation – and the guiding principle – on which sustainable development of its businesses is built.

Pursuant to these strategic guidelines, the Company seek to:

*   Gradually reduce the level of indebtedness, by creating and maintaining a capital structure in line with industry standards and adaptable with those financial markets in which the Company operate, and by establishing a debt maturity profile which fosters cash generation.

*   Gradually reduce the indebtedness costs.

*   Have adequate flexibility to overcome high volatility levels, inherent in emerging capital markets, by adhering to a conservative cash management policy, which minimizes the risks of financial distress.

*   Limit the level of the investments in order to focus on cash generation, by prioritizing profitable projects with faster returns.

From 2002 through 2004, by adhering to these guidelines, the Company has achieved the following:

*   138% growth in the operating cash flow.

*   Strict compliance with all the financial obligations, with a 12% decline in annual average indebtedness.

*   With the issuance in October 2003 of US$ 100 million aggregate principal amount of its Series R notes due 2013, the Company became the first Argentine company to place an issuance in the international market following the Argentine government’s default.  In addition, in April of 2004 the Company successfully reopened this series of notes to obtain an additional US$ 100 million in financing.

*  Significant increase in investments, supporting the growth strategy.  See “Increase in Capital Expenditures”.

Analysis of Liquidity and Capital Resources

The Company’s management analyzes its results and financial condition separately from the results and financial condition of affiliates under joint control.  The discussion below, therefore, relates to the liquidity and capital resources of the Company and its controlled subsidiaries, excluding proportional consolidation of companies over which the Company exercise joint control, and as a result may not be directly comparable to amounts reflected in its financial statements.

There are three companies over which the Company exercise joint control:  Citelec, CIESA and Distrelic.  Despite being a company under its joint control, the Company did not consolidate proportionally the financial statements of Citelec because the Company committed to sell its interest in Citelec in connection with the sale of its control to Petrobras.  While the Company does consolidate the results of CIESA and Distrilec proportionally in its financial statements, its management analyzes the results and financial condition separately from the results and financial condition of these companies.  CIESA and Distrilec are primarily engaged in regulated energy businesses in Argentina, through TGS and Edesur, respectively.   These companies have been significantly affected by the economic crisis in Argentina and the Public Emergency Law (See “Situation of Investments in Utility Companies”).  Moreover, the Company is not committed, and does not expect to provide financial assistance to either CIESA or Distrilec, and has not received dividends from these companies since 2001.  Accordingly, the management analyzes their results separately from the results.

The table below reflects its statements of cash flow for the fiscal years ended December 31, 2004 and 2003 under Argentine GAAP and, for comparative purposes, the pro forma results excluding the effect of proportional consolidation of companies under joint control.

(in millions of pesos)

Hoja1

	Petrobras Energía Participaciones, Affiliates and Companies under Joint Control		Petrobras Energía Participaciones and Affiliates
	2,004	2,003	2,004	2,003

Cash and cash equivalents at beginning of period	927	725	545	693
Additions (deductions) of cash and cash equivalents from proportional interest in CIESA at beginning of period	-	103	-	-
Net cash provided by operations	1,463	1,353	1,269	1,003
Net cash used in investing activities	(1,039)	(915)	(912)	(857)
Net cash provided by (used in) financing activities	(432)	(251)	(203)	(206)
Devaluation and inflation effects on cash	(6)	(88)	(7)	(88)

Cash and cash equivalents at end of period	913	927	692	545

Cash

As of December 31, 2004 and 2003, cash and cash equivalents totaled P$ 692 million and P$ 545 million, respectively.  The increase in operating cash flow in 2004 caused an increase in liquidity levels.  The Company’s goal is to maintain excess cash, primarily in US dollars, in short-term investments in order to ensure adequate liquidity levels.  The Company predominately use fixed income mutual funds and overnight deposits.

Operating activities:

Net cash from operations increased P$ 266 million to P$ 1,269 million in 2004 from P$ 1,003 million in 2003.  The increase in net cash from operations in 2004 was primarily due to the increase in the WTI, an increase in the refining margins and increased sales volumes of petrochemical and refined products.

Investing activities:

Cash used in investing activities increased P$ 55 million to P$ 912 million in 2004 from P$ 857 million in 2003.  Because of the recovery in operating cash flow and improved liquidity, the Company was able to increase net capital expenditures by P$ 131 million to P$ 909 million in 2004 from P$ 778 million in 2003.

The table below reflects total capital expenditures, net:

Hoja1

	Fiscal years ended December 31,
	2004	2003
- Oil and Gas Exploration and Production	766	696

- Petrochemicals	96	32
- Refining	29	25
- Hydrocarbon Marketing and Transportation	6	11
- Electricity	1	-
- Corporate Structure and Other Investments	11	14
Total capital expenditures, net	909	778
- Divestments	-	(20)
Total net capital expenditures	909	758

In 2004, capital expenditures in the Oil and Gas Exploration and Production business segment were primarily directed towards maintaining production levels and prioritizing investments in countries and products with higher expected profit margins.  In 2004, 246 wells were drilled, of which 202 are located in Argentina and 394 units were repaired, of which 203 are located in Argentina.  In addition, significant infrastructure work was carried out.  In Argentina, development of reserves continued through well drilling and expansion of surface facilities.  Work relating to the La Porfiada Field Interconnection Project started, and led to the development of gas reserves.  In Venezuela, capital expenditures were primarily directed towards the construction of development wells, and, to a lesser extent, investments were made in lifting improvements and additional surface equipment.  The capital expenditure efforts led to a 22% increase in oil production volumes in Venezuela.  In Ecuador, at Block 18, four wells were drilled and began expansion works in the production facilities, resulting in a gross production of 25 thousand barrels per day.

In 2004, the capital expenditures in the Petrochemical and Refining business segments totaled P$ 96 million and P$ 29 million, respectively.  Capital expenditures in these segments were primarily directed towards maintaining efficient operating conditions.  In addition, US$ 9 million went towards the new ammonium thiosulphate plant, which started operations in 2004 with a capacity of 140 thousand tons per year of fertilizers. The Company also invested approximately US$ 6 million in the acquisition and commissioning of a 20,000 ton per year ethylene plant.

In the Hydrocarbon Marketing and Transportation business segment, in May 2004 the Company increased its interest in OCP by 2.46%, when Techint Internacional Construction Corp. exercised an irrevocable option to sell its shares and subordinated debt to the Company for P$ 6 million.

Financing activities

Net cash provided by (used in) financing activities totaled P$ 203 million in 2004 and P$ 206 million in 2003.

The Company paid off long-term liabilities in the amount of P$ 988 million in 2004 and P$ 629 million in 2003.  In 2004, payments of principal in connection with Series C, M and K under the US$ 2.5 billion corporate notes program were made. The Company repaid at maturity Series O and P of the same program and the Fourth Series of the US$ 1.2 billion global program, accounting for a total payment of P$ 881 million.  In addition, the Company repaid bank loans in the amount of P$ 107 million.  In 2003, Series E, J and L of corporate notes were repaid at maturity in an amount of P$ 421 million (US$ 146 million).  In addition, the Company repaid bank loans and long-term lines of credit in an amount of P$ 208 million.

Cash provided by long-term financing totaled P$ 669 million in 2004 and P$ 591 million in 2003.  The long-term financing in 2004 consisted of the following:

*   In April 2004, the Company issued Tranche 2 of the Class R corporate notes for an aggregate principal amount of P$ 289 million (US$  100 million) which represents a single class with the Class R medium-term issued in October 2003. The new Class R notes are due October 2013 and will accrue interest at a rate of 9.375% per annum.

*  In September 2004, Petrobras Internacional Braspetro BV, a subsidiary of Petrobras, granted a P$ 150 million loan (US$  50 million), payable semiannually at a rate of 7.5% per annum.  The loan is repayable semiannually in 42 months and may be prepaid without penalties.

*    The International Finance Corporation made the last disbursement of P$ 85 million (US$ 29 million) under  the loan granted in 2003 to the subsidiary Petrobras Energía Venezuela S.A.

*    Cash provided by foreign trade financing totaled P$ 60 million (US$ 20 million).

*    Petrobras Energía del Perú S.A. received a P$ 84 million (US$ 30 million) disbursement, this being the last disbursement under the loan granted by Banco de Crédito de Perú and Interbank in 2003.

The long-term financing in 2003 consisted of the following:

*  In October 2003, the Company issued Class R medium-term notes in the amount of P$ 286 million (US$ 100 million).

*   In December 2003, the first disbursement in the amount of U$S76 million (P$ 206 million) was received under a US$  105 million loan entered into between Petrobras Energía Venezuela S.A. and Internacional Finance Corporation.

*   In August 2003, our subsidiary Petrobras Energía del Perú S.A. received a first disbursement of P$ 87 million (US$ 30 million) under a US$ 40 million loan entered into with Banco de Crédito de Perú and Interbank.

Cash provided by short-term financing totaled P$ 116 million in 2004, primarily from foreign trade financing, compared to P$ 168 million of cash used in short-term financing in 2003.

Description of Indebtedness

Most of the financial debt and a significant portion of the debt of its main affiliates are denominated in U.S. dollars.

As of December 31, 2004, the total indebtedness, excluding proportional consolidation of companies under joint control, was P$ 5,949 million, of which P$ 4,802 million was long-term indebtedness.  As of December 31, 2004, the short-term indebtedness totaled P$ 1,147 million, of which P$ 859 million represents the current portion of long-term obligations and P$ 278 million represents the short-term indebtedness with financial institutions under loan agreements and foreign trade financing.

The long-term debt primarily consists of corporate notes.  The Company maintain a global corporate note program due May 2008, for a principal amount at any time outstanding of US$ 2.5 billion or its equivalent in any currency. This program was authorized under Certificate N. 202 dated May 4, 1998, Certificate N. 290 dated July 3, 2002 and Certificate N. 296 dated September 6, 2003.  As of December 31, 2004, notes in an aggregate principal amount of US$ 1,569 million were outstanding under this program.

The program was rated at “A+(arg)” and “raBBB+” by Fitch Argentina Calificadora de Riesgo S.A. and Standard & Poor’s International Ratings, LLC, Argentina, respectively.  On an international basis, Fitch Rating Ltd, Standard & Poor’s Rating Services and Moody’s Investor Services Inc. have assigned the program a credit rating of “B”, “B-” and “Caa1”, respectively.

Notes under the program are not subject to acceleration in the event the credit ratings are downgraded.

A small portion of the long-term debt consists of loans granted by the International Finance Corporation in order to finance capital expenditures in Venezuela, the construction of Innova plants in Brazil, foreign trade financing operations and bank loans obtained by other foreign subsidiaries

The following is our debt maturity profile as of December 31, 2004:

	1 year	2 years	3 years	4 years	5 years	6 or more years
Millions of Pesos	1,147	621	1,345	229	602	2,005

Cross default covenants

Class F, G, H, I, N, Q and R notes include cross default covenants, whereby the Trustee, as instructed by the noteholders representing at least 25% of the related outstanding capital, shall declare all the amounts owed due and payable, if any debt of the Company or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$25 million or 1% of Petrobras Energía’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within 30 days after the Company has been served notice of the default.

Class K and M notes include cross default covenants, whereby the Trustee, as instructed by the noteholders representing at least the majority of the related outstanding capital, shall declare all of the amounts owed due and payable, if any debt of the Company or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$15 million or 1% of Petrobras Energía’s shareholders’ equity upon those maturities.

Class C notes, as well as certain loan agreements, include cross default covenants, whereby the Trustee or the creditor bank, as appropriate, shall declare all the amounts owed as due and payable, if any  debt of the Company is not settled upon the maturity date, provided that those due and unpaid amounts exceed US$10 million or 1% of our shareholders’ equity in relative terms, upon those maturities.

Covenants

In relation to the issuance of Class K and M notes and medium-term credit instruments (“the refinanced financial debt”), while some portion of the debt remains unpaid, the Company shall be subject to compliance with a series of restrictions and obligations, which include, among others, the following:

a)   Restrictions on liens: Petrobras Energía shall not create, except for a limited number of exceptions, any lien upon the whole or any part of its assets and its current or future income, including any right to earn income, unless it grants identical security interests to the refinanced financial debt.

b)  Restrictions on the payment of dividends: Petrobras Energía shall not distribute dividends prior to December 31, 2004, in cash exceeding US$ 650,000. Such dividends shall be exclusively allocated to the payment of certain administrative expenses. After this date and through October 2007, the aggregate amount paid shall not exceed 50% of the “excess cash” (cash provided by operating activities less aggregate capital expenditures allowed, up to the amount of actual capital expenditures, less financial debt repaid) for the immediately preceding fiscal year.

c)  Restrictions on capital expenditures: Petrobras Energía shall not make any capital expenditures, including the amount of debt incurred in relation thereto, in excess of US$425 million in 2005 and US$475 million in 2006 and 2007. These limits shall be increased through: (i) proceeds  from the sale of capital assets, (ii) 50% of the excess cash from the preceding fiscal year, (iii) contributed capital for capital increases, subordinated debt and investment project finance, and (iv) 50% of cash provided by new debt, issuance the aggregate dividends paid shall decrease the limit of capital expenditures.

d)   Restrictions on the incurrence of additional debt: Petrobras Energía shall not incur any financial debt as long as, after the estimation thereof, the ratio of: (A) consolidated financial debt, and (B) consolidated EBITDA (defined as gross profit less administrative, selling and exploration expenses, plus depreciation and amortization, dividends and advisory services collected) exceeds 3.5. This restriction shall not be applicable to subordinated debt, debt resulting from investment project finance and that incurred to settle the existing debt.

e)   Restrictions on consolidated financial debt (excluding subordinated debt): The consolidated financial debt to consolidated EBITDA ratio shall not be greater than 3.0 as from 2005 through 2007. For interim periods, the restriction will be weighted considering the period of four consecutive quarters prior to the end of the quarter.

f)   Restrictions on EBITDA to Interest ratio: EBITDA to Interest ratio shall not be lower than 3.0 as from 2005 through 2007. For interim periods, the restriction will be weighted considering the period of four consecutive quarters prior to the end of the quarter.

g)  Restrictions on debt maturity profile: at any time Petrobras Energía’s short term financial debt shall not exceed an amount equal to U$S 650 million.

h)   Export obligation: Exports and export collections to total principal services ratio (principal repayments plus accrued interest) for Series K shall be higher than 1.25 and 1.10 respectively.

i)  Mandatory financial debt redemption: Within a term not exceeding 120 days as from fiscal year end, Petrobras Energía shall mandatorily redeem on a pro rata basis a portion of the refinanced financial debt of up to 50% of the excess cash during such fiscal year. In addition, proceeds from the sale of assets, excluding those that constitute the business purpose, not reinvested within 360 days, and the 50% of the cash proceeds from new debt, shall be used to prepay the refinanced financial debt.

FUTURE CAPITAL REQUIREMENTS

In 2005, the Company expects to make investments for approximately US$550 million. Though this level of investments also includes investments of about US$100 million relating to EG3, PAR and PSF (See “Corporate Reorganization”), it ratifies sustained growth in recent fiscal years and business growth and expansion targets contemplated in the Business Plan.

The Company’s 2005 Business Plan will primarily focus on the Oil and Gas Exploration and Production segment, with special emphasis on operations in Argentina, Venezuela and Ecuador. Projected investments in this segment will be in line with the goal of increasing reserves and production, as a crucial step in securing the Company’s sustainable growth.

In Argentina, efforts will continue at the Neuquén Basin to develop oil reserves through well drilling and expansion of the relevant surface facilities. As regards gas production, construction works will start for El Mangrullo field, owned by PSF, to become operational in 2006. At the Austral Basin, drilling expenditures will be mainly directed toward development and delimitation of oil reserves. The Plan contemplates construction of a treatment plant to increase the quality of crude oil produced. In addition, interconnection works will be performed for the development of gas reserves, with the subsequent increase in the Basin available sales potential.

In Venezuela, the 2005 budget contemplates the development of producing reservoirs, with a special focus on drilling and lifting improvement activities. In addition, efforts will be made to enhance facilities to secure profitable production under applicable safety and environmental standards.

In Ecuador, development of Block 18 will continue through drilling of producing wells, construction of a treatment plant and infrastructure works for crude oil transportation. In Block 31, development of the Apaika Nenke field is foreseen through the construction of the pier and access area. In addition, construction works are estimated to start in connection with the crude oil treatment and water injection plants and the oil pipeline to transport crude oil to OCP.

In Peru, the capital expenditure program contemplates execution of drilling and secondary recovery projects aimed at developing reserves and increasing the recovery factor. In addition, the program contemplates execution of optimization projects for the recovery of production and reduction in operating costs.

In the Refining segment, we will continue developing the retail commercial network. In this regard, investments are foreseen to increase the number of gas stations and simultaneously move forward in the process of reidentification with Petrobras brand, with a view to consolidating its image and sustained growth in customer satisfaction ratings. In addition, investments are foreseen to improve efficiency and operating reliability of refineries and expand logistics infrastructure.

In the Petrochemicals business segment, investments will be made to consolidate the Company’s leadership in the fertilizer and styrenic businesses and expand product offering.

The Company estimates that its capital investment requirements, financial debt payment obligations and working capital will be financed by cash from operations and, to a lesser extent, by new debt financings and possible divestments.

Our level of investments will depend on a variety of factors, many of which are beyond our control. These include the future price evolution of the commodities we sell, the behavior of energy demand in Argentina and in regional markets, the existence and competitive impact of alternative projects, the enforceability of Argentine and foreign regulations, the economic situation prevailing in Argentina and the Mercosur region and the evolution of the exchange rate.

CORPORATE GOVERNANCE

Corporate Governance refers to a set of policies, systems, standards and procedures regulating the Company’s management and development.

The Corporate Governance best practices provide the adequate framework to support organizational objectives, where the roles and responsibilities of the main players and their interaction are defined, securing the alignment, balance and respect of the interests of all shareholders and any other public involved (shareholders, employees, clients, vendors and the community in general).

Ethics in the conduct of business, transparency in the relationship with target publics and trustworthiness of the financial information generated by the company are the main pillars of the management practices on which the Company’s Corporate Governance philosophy is built.

During 2004, a series of initiatives aimed at strengthening Corporate Governance good practices were implemented:

 *     Creation of an Audit Committee of the Board of Directors composed of a majority of independent members and experienced in matters related to corporate governance. In addition, specific responsibilities for the Audit Committee’s performance were set out and the necessary resources for the Committee to comply with its duties were provided.

 *   Updating of the Code of Business Conduct and Ethics in line with Petrobras’ conduct principles and consistently applied to all the company’s operations.

 *   Definition and development of a mechanism and procedures for the reporting of irregularities involving accounting and financial issues and conflicts of interest, allowing the informant to report any irregularity to the Audit Committee on a confidential and anonymous basis.

 *   Establishment of standards and practices for the disclosure of relevant information to the market, being respectful of good market practices and complying with applicable legal requirements.

 *   Definition of guidelines on the restricted granting of personal loans to the Company`s directors and executive officers.

 *   In addition, the Company’s Management is working on the implementation of the Sarbanes-Oxley Law requirements to which Petrobras Energía Participaciones S.A. is subject to as a company registered with the Securities and Exchange Commission (SEC). The law is mainly focused on strengthening the confidence of investors in securities markets, by means of the adoption of the corporate governance best practices, the promotion of business ethical practices, securing trustworthiness of the financial information to all shareholders, investors and the public in general.

The law sets forth specific responsibilities of the Audit Committee, the Company’s Management and its external auditors, adds new reporting requirements for public companies subject to the law and imposes severe personal and institutional penalties for non-compliance with stated regulations.

MANAGEMENT AND ADMINISTRATION

BOARD OF DIRECTORS

The Company’s management is vested in a Board of Directors composed of such number of members as determined by the Regular Shareholders’ Meeting, between a minimum of six and a maximum of nineteen members.  Such members are elected for a two-year term and are renewed by halves each year. The Regular Shareholders’ Meeting may appoint a number of alternate members that may be equal or lower than the number of regular directors and for the same term in order to fill any vacancy, in the order of their appointment.

The current structure of the Board of Directors is the following:

Name	Position

José de Barros Dutra	Chairman
Nestor Cuñat Cerveró	Vice Chairman
Luis Augusto Marciano da Fonseca	Director
José Gabrielli de Azevedo	Director
Guilherme de Oliveira Estrella	Director
Ildo Sauer	Director
Renato de Souza Duque	Director
Alberto Da Fonseca Guimarães	Director
Oscar Aníbal Vicente	Director
Rui Antonio Alves da Fonseca	Director
Héctor Daniel Casal	Director
Cedric Bridger	Director
Nicólas Perkins	Director
Paulo Roberto Costa	Director
Daniel Maggi	Director
Roberto Alejandro Fortunati	Director
Carlos Alberto Pereira de Oliveira	Director
Rafael Fernández Morandé	Director
Luis Miguel Sas	Director
Pablo Cavallaro	Alternate Director

In compliance with Resolution No. 368 of the National Securities Commission, Nicolás Perkins, Roberto Alejandro Fortunati and Pablo Cavallaro perform as independent directors and the other directors are not independent in accordance with the National Securities Commission rules.

Compensation

Compensation of the Board of Directors’ members is determined at the Regular Shareholders’ Meeting in compliance with the Business Companies Law. The maximum amount of compensation the Board of Directors’ members may receive, including salaries and any other form of compensation for the performance of technical, administrative or permanent functions, may not exceed 25% of our profits. Such amount will be 5% in the event no dividends are distributed to the shareholders and will be increased pro rata on the basis of the dividend distribution up to the 25% cap. In the event one or more directors serve as members of a special committee or perform technical or administrative functions and profits are reduced or non-existent and consequently the preset limits are exceeded, compensations in excess of the limit may only be paid with the prior express approval by shareholders at the Regular Shareholders’ Meeting.

EXECUTIVE OFFICERS

Petrobras Energía Participaciones S.A. as a holding company does not have executive officers. The Company’s operations are conducted through Petrobras Energía S.A. The table below sets out the names and positions of Petrobras Energía S.A.’s executive officers.

Name	Position

Alberto Guimarães	Chief Executive Officer
Luis Sas	Chief Financial Officer
Carlos Alberto P. Oliveira	Vice President of the Oil and Gas Exploration and Production and Hydrocarbon Transportation Business Units
Carlos Fontes	Vice President of the Refining and Petrochemicals Business Units
Rafael Fernández Morandé	Vice President of the Electricity and Hydrocarbon Marketing Business Units
Daniel Maggi	Vice President of Human Resources
Daniel Casal	Vice President of Legal Affairs
Alberto Bethke	Vice President of Corporate Services
Luiz Augusto M. da Fonseca	Vice President of External Communications
Rui Antonio Alves da Fonseca	Vice President of Quality, Environment and Safety and Occupational Health
Adelson da Silva	Executive Manager of Planning and Management Control
Ricardo Meira de Vasconcellos	Executive Manager of Internal Audit

Compensation

In Petrobras Energía S.A. the compensation policy for executive officers includes an annual cash compensation and a benefit program. The annual cash compensation is determined based on the characteristics and responsibilities of the relevant position and the executive officer’s qualifications and experience and benchmark information. Such compensation consists of a monthly fixed compensation and an annual variable compensation dependent upon Petrobras Energía S.A.’s results of operations and the achievements of individual goals and objectives. The compensation package also contemplates the possibility to participate in a Long-term Incentive Program whereby officers are granted the right to receive shares of Petrobras Energía Participaciones S.A., or its equivalent in cash, subject to the Company’s results of operations and individual performance. Benefits granted to executive officers are similar to those granted to Company’s staff, such as life insurance, health care plan, meal allowance and supplementary pension plan.

DECISION-MAKING AND INTERNAL CONTROL SYSTEM

Petrobras Energía Participaciones S.A. is a holding company and its operations are conducted through Petrobras Energía S.A.

Petrobras Energía S.A.’s operations are divided into Business Units which are in turn supported by a Corporate Center.

As far as decision-making is concerned, Petrobras Energía S.A. is managed by an Executive Committee composed of twelve members: the Chief Executive Officer, the Chief Financial Officer, three Business Unit Vice Presidents (Oil and Gas Exploration and Production and Hydrocarbon Transportation, Refining and Petrochemicals and Electricity and Hydrocarbon Marketing), the Vice Presidents of Legal Affairs, Human Resources, Corporate Services, External Communications and Environment. The Management team is also made up by the Executive Managers responsible for Internal Audit and Planning and Management Control.

Operations are managed through standardized processes that facilitate and secure coordination between the different units and groups. Delegation of authority is encouraged for the purpose of promoting efficiency. In addition, the scope of the delegation of authority is clearly and expressly determined through systemized approval limits for risk minimization purposes.

Our Company’s internal control system is supported by coordination among the areas responsible for managing businesses and administering them on a centralized basis (under the responsibility of the Centralized Functions Area), always within the framework of the policies established by the Executive Committee.

Operating and administrative processes are jointly supported by administrative procedures, highly reliable information systems, the production of periodical management control reports, performance appraisals and fluid communications that strengthen the internal control system and help to secure an efficient administration.

AUDIT COMMITTEE

Pursuant to the Regime concerning Transparency in Public Offerings approved by Decree 677/01 and the National Securities Commission (CNV) rules and to the requirements imposed by the U.S. Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE), the Company has created an Audit Committee.

The Audit Committee’s purpose will be to assist the Board of Directors in fulfilling its responsibilities to investors, the market and others in matters relating to (1) the integrity of the Financial Statements, (2) compliance with applicable legal, regulatory and behavioral requirements, (3) qualification and independence of the independent external auditor who will act as attesting accountant (the “Independent Auditor”), and (4) the conduct of the internal audit and the Independent Auditor’s performance.

The Audit Committee will be composed of three regular directors and an equal or lower number of alternate members who will be appointed by the Board from among its members. Directors having sufficient experience and ability in financial, accounting or business matters are eligible to become members of the Audit Committee. All members or at least the majority of its members will be independent, under the standards provided for in the regulations of the CNV, SEC and NYSE  (with respect to the SEC and the NYSE regulations, to the extent the same are applicable to non-US issuers and taking into account any exceptions provided for therein).

At the Board of Directors’ meeting held on May 7, 2004, Roberto Fortunati, Nicolás Perkins and Cedric Bridger were appointed as regular members of the Audit Committee and Pablo Cavallaro was appointed as an alternate member.

The Committee will work out an annual action plan for each fiscal year to be reported to the Board of Directors and the Statutory Syndic Committee. The remaining directors, statutory syndics, managers and external auditors will be bound, at the Audit Committee’s request, to attend the Committee’s meetings, assist the Committee and provide it with any information available to them. For a better performance of its duties, the Committee may retain, on the Company’s account, advisory services of a counsel and other independent professionals on the basis of a budget previously approved at the Shareholders’ Meeting. The Committee shall have access to the information and documentation deemed necessary for the fulfillment of its functions.

 The Audit Committee has the following powers and responsibilities:

*     Supervise the performance of the internal control systems, the performance and trustworthiness of the administrative and accounting system, the trustworthiness of the financial statements and all the financial information and the disclosure of relevant events.

*    Establish and supervise the implementation of procedures for the reception, documentation, treatment and tracking of claims or reports on irregularities in connection with accounting, internal control or auditing matters, on a confidential and anonymous basis.

*     Issue founded opinions with respect to transactions with related parties as required by applicable law. Issue founded opinions whenever a conflict of interest exists or may arise and communicate this opinion to self-regulated entities as required by the CNV.

*     Provide the market with complete information with respect to transactions where members of the corporate bodies and/or controlling shareholders have conflicts of interest.

*     Opine on the reasonableness of the compensation and option plans proposed by Management for directors or managers.

*     Opine on the compliance with legal requirements and on the reasonableness of proposals to issue shares or securities convertible into shares, in the case of capital increases that exclude or limit preemptive rights.

*    Issue at least once, at the time of submittal of the annual Financial Statements, a report on the treatment given during the year to the matters under its responsibility.

*     To issue an opinion on the proposal submitted by the Board for the appointment (or revocation) of the Independent Auditor, evaluating the Auditor’s qualification and independence and communicate it to the Shareholders’ Meeting.

*      Issue and maintain a pre-approval procedure in connection with any service (whether audit-related or not) to be provided by the Independent Auditor, under which the Committee will be exclusively authorized to pre-approve any service provided by the said Auditor.

*    Evaluate the Company’s accounting standards quality and the main changes to such accounting standards.

*    Inform the relevant Supervisory Board the fees paid to the Independent Auditor and the type of service received.

STATUTORY SYNDIC COMMITTEE

We have a Statutory Syndic Committee that is comprised of three members and three alternate members.

The Regular Shareholders’ Meeting held on March 19, 2004 approved the appointment of Rogelio Norberto Maciel, Justo Federico Norman and Juan Carlos Cincotta as regular members of the Statutory Syndic Committee and Olga Margarita Morrone de Quintana, Mariana Paula Ardizzone and María Laura Maciel as alternate members.

The members and alternate members of the Statutory Syndic Committee are elected by the shareholders at the Annual Shareholders’ Meeting to serve for a renewable term of one year.  The primary responsibilities of the Statutory Syndic Committee are to monitor management’s compliance with the Business Companies Law, our by-laws and the shareholders’ resolutions.  The Statutory Syndic Committee also performs other functions, including: (i) attending meetings of the Board of Directors and shareholders, (ii) calling special shareholders’ meetings when deemed necessary or when required by shareholders, in accordance with the Business Companies Law No. 19550, (iii) presenting a report on the reports of the Board of Directors and the annual financial statements at regular shareholders’ meetings, and (iv) investigating written complaints of shareholders representing not less than 2% of the capital stock.  The Statutory Syndic Committee may not engage in any management control and, accordingly, may not evaluate business judgment and decisions on issues of administration, financing, selling and production, as these issues fall within the exclusive responsibility of the Board of Directors.

DIVIDENDS

Pursuant to the Business Companies Law, we may only pay dividends from our retained earnings reflected in our annual audited financial statements as approved at our annual General Regular Shareholders’ Meeting. While the Company’s Board of Directors may declare interim dividends, each member of the Board of Directors and of the Statutory Syndic Committee would be jointly and severally liable for any payments made in excess of retained earnings at fiscal year closing. The declaration, amount and payment of dividends to shareholders are subject to approval by the Regular Shareholders’ Meeting. Under the Company’s bylaws, net income is allocated as follows: (i) 5% to a legal reserve, until the legal reserve equals 20% of the outstanding capital; (ii) to compensation of the members of the Board of Directors and Statutory Syndic Committee, and (iii) to dividends on preferred stock, and then to dividends on common stock or to a voluntary reserve or contingency reserve, or to a new account, or as otherwise determined by the Shareholders’ Meeting.

The main source of funds for the payment of cash dividends will be the dividends received by Petrobras Energía Participaciones S.A. from its controlled company Petrobras Energía S.A. Petrobras Energía Participaciones S.A. will distribute as cash dividends any cash dividends received from Petrobras Energía S.A., net of taxes, if any, and minimum expenses, and subject to the Argentine laws and the corporate bylaws.

Payment of cash dividends by Petrobras Energía S.A. will be dependent upon its financial position, the results of operations, cash requirements (including capital expenditures and payments of debt service), retained earnings minimum requirements and other requirements imposed by the Argentine laws and upon any other factors deemed relevant by Petrobras Energía S.A.’s Board of Directors for the purpose of resolving upon the declaration of dividends.

On October 4, 2002, Petrobras Energía S.A. refinanced financial liabilities through the issue of several series of corporate notes and other medium-term credit instruments. From the time of refinancing, and while any part of the refinanced debt is outstanding, Petrobras Energía  S.A. shall comply with a series of restrictions and commitments, including, among others, the following restriction on the payment of dividends:

“The Company shall not distribute cash dividends prior to December 31, 2004, in excess of US$650,000 per year and exclusively to be applied to the payment of certain administrative expenses. After this date and until October 2007, the aggregate amount paid shall not exceed 50% of the “excess cash” (cash provided by operating activities less aggregate capital expenditures allowed, up to the amount of actual capital expenditures, less financial debt repaid) for the immediately preceding fiscal year, less the aggregate amount of extraordinary dividends previously paid”.

BOARD OF DIRECTOR’S PROPOSAL

As resolved by the Company’s Board of Directors, unappropriated retained earnings as of December 31, 2004 will be allocated as follows: (in million  pesos)

To legal reserve	34
To new fiscal year	644

SUMMARIZED BALANCE SHEET AND INCOME STATEMENT STRUCTURE

The information below for fiscal years ended December 31, 2001 and 2000 does not have retroactive effect under the new professional accounting standards.

LISTED PRICE OF THE COMPANY’S SHARE

STATISTICAL DATA

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of

Petrobras Energía Participaciones S.A.:

1.

We have audited the accompanying consolidated balance sheet of Petrobras Energía Participaciones S.A. (an Argentine Corporation) and its subsidiaries as of December 31, 2004, 2003 and 2002, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the above-mentioned financial statements based on our audit.

2.

We conducted our audit in accordance with generally accepted auditing standards in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Company’s management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors mentioned in paragraph 5, provide us with a reasonable basis for our opinion in paragraph 9 below.

3.

The accompanying financial statements have been translated into the English language from those issued in Spanish in accordance with the National Securities Commission (CNV) regulations. They have also been reformatted in a manner different from that presented in Spanish, but in all other respects follow accounting principles and reporting practices that conform with CNV regulations.

4.

As further explained in Note 2 to the consolidated financial statements, certain accounting practices applied by the Company conform with the accounting standards set forth by the CNV, but do not conform with U.S. generally accepted accounting principles. The effects of these differences have not been quantified by the Company.

5.

The financial statements of some related companies, used to value the interest in such companies by the equity method or incorporated by the proportional consolidation method as of December 31, 2004 and 2003, were audited by other auditors, whose reports have been furnished to us. Our opinion set forth in paragraph 9, insofar as it relates to the amounts included for such companies, after considering the adjustments mentioned in note 9 to the consolidated financial statements, is based on the reports of the other auditors.  These companies are:

a)

Distrilec Inversora S.A. and Compañía de Inversiones de Energía S.A.: the assets and net sales of such companies, incorporated by the proportional consolidation method, represent about 9% (9% in 2003) and 8% (8% in 2003), in the case of Distrilec Inversora S.A., and 15% (17% in 2003) and 7% (8% in 2003), in the case of Compañía de Inversiones de Energía S.A., of the respective consolidated totals as of December 31, 2004 and 2003 and for the years then ended.

b)

Compañía Inversora en Transmisión Eléctrica Citelec S.A. and Transportadora de Gas del Sur S.A.: the interests in these companies represent non-current investments for about Argentine pesos 267,000,000 as of December 31, 2004 and losses for about Argentine pesos 31,000,000 included in “Equity in earnings of affiliates” for the year then ended.

As of December 31, 2003, equity interest in these companies represent non-current investments for about Argentine pesos 298,000,000 and gains for Argentine pesos 139,000,000 included in “Equity in earnings of affiliates” for the year then ended.

6)           The reports of the other auditors mentioned in paragraph 5 related to the financial statements of Compañía de Inversiones de Energía S.A. and Compañía Inversora en Transmisión Eléctrica Citelec S.A. as of December 31, 2004 and 2003, include qualifications for unresolved uncertainties as to such companies’ ability to continue as going concerns. As described in note 9 to the consolidated financial statements, such companies have been negatively impacted by the Argentine Government’s adoption of various economic measures, including the de-dollarization of revenue rates, the renegotiation of License and Concession contracts and the devaluation of the Argentine peso.  In addition, such companies have suspended the payment of their financial debt.  These circumstances raise substantial doubt about the ability of those companies to continue as going concerns.  In the case of Transportadora de Gas del Sur S.A., the report of the other auditors as of December 31, 2003 included, among others, qualifications for unresolved uncertainties referred to: i) the resolution of negotiations with financial creditors and ii) the company’s ability to continue as going concern. As Transportadora de Gas del Sur S.A. has restructured its financial debt with its creditors, the present opinion of the other auditors’ on the financial statements as of December 31, 2003 differs from the one previously presented. The report of the other auditors as of December 31, 2004 and 2003 includes qualifications for unresolved uncertainties with respect to: i) future development of the company’s regulated business and ii) the recoverable value of its non-current assets, based on estimations on the final outcome of the renegotiation process. The companies managements’ plans in regard of these matters are also described in note 9 to the consolidated financial statements.  The accompanying financial statements do not include any adjustment that might result from the outcome of these uncertainties.

7            On February 6, 2004, we issued our auditors’ report on the consolidated financial statements of Petrobras Energía Participaciones S.A. and its subsidiaries as of December 31, 2003, which included a scope limitation for not having audited the financial statements as of such date of the related companies Distrilec Inversora S.A., Compañía Inversora en Transmisión Eléctrica Citelec S.A., Compañía de Inversiones de Energía S.A. and Transportadora de Gas del Sur S.A. in which the company has non-current investments.  Afterwards, we obtained the reports of the other auditors on such financial statements and completed our auditing procedures, and consequently the above mentioned scope limitation was resolved.  Based on the reports and procedures mentioned above, we did not identify problems that might modify the book value of the interests in these companies, but we identified situations of unresolved uncertainties as to the ability of Compañía Inversora en Transmisión Eléctrica Citelec S.A., Compañía de Inversiones de Energía S.A. and Transportadora de Gas del Sur S.A. to continue as going concerns. Therefore, our opinion on the financial statements of Petrobras Energía Particiaciones S.A. and its subsidiaries as of December 31, 2003, as expressed on this report is different from the one expressed in our report dated February 6, 2004.

8             As described in note 3 to the consolidated financial statements, the Company prepares its financial statements in accordance with the CNV regulations, which differ from generally accepted accounting principles in Buenos Aires City, Argentina, as follows:

a)

The Company has not recognized the effects of the variations in the purchasing power of the Argentine peso from March 1 to September 30, 2003, affecting the financial position as of December 31, 2004 and 2003 and the results of the operations for the years then ended.

b)

The Company has not discounted the nominal values of the deferred tax assets and liabilities, affecting the financial position as of December 31, 2004, 2003 and 2002 and the results of the operations for the years then ended.

The effects of the matters mentioned above have not been quantified by the Company.

9              In our opinion, based on our audit and on the reports of the other auditors mentioned in paragraph 5, subject to the effect of the adjustments, if any, as might have been determined to be necessary had the resolution of the matters mentioned in paragraph 6 been known, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the consolidated financial position of Petrobras Energía Participaciones S.A. and its subsidiaries as of December 31, 2004, 2003 and 2002 and the respective results of their operations and their cash flows for the years then ended in conformity with the pertinent regulations of the Business Association Law and the CNV and, except for the effect of the matters discussed in paragraph 8, with generally accepted accounting principles in Buenos Aires City, Argentina.

Buenos Aires, Argentina,

     February 18, 2005

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
ENRIQUE C. GROTZ Partner

	2004	2003	2002
Cash provided by (used in) operations:			
Net income	678	381	(1,579)
Reconciliation to net cash provided by (used in) operating activities:			
Minority interest in subsidiaries	39	158	(28)
Equity in earnings of affiliates (Note 9.b)	(76)	(163)	638
Financial income (expense), net	45	(585)	140
Dividends collected (Note 9.c)	84	26	20
Depreciation of property, plant and equipment	1,058	1,016	1,051
Debt in exploration projects in Venezuela allowance	15	27	42
Impairment of assets	12	346	117
Impairment of unproved oil and gas properties	80	180	17
Income (loss) from sale of oil and gas areas and participation in joint ventures	-	27	(41)
Debt restructuring	-	-	17
Income tax provision	(198)	18	82
Income tax paid	(66)	(48)	(27)
Accrued interest	585	598	878
Interest paid	(627)	(488)	(814)
Other	(10)	(7)	87
Changes in assets and liabilities:			
Trade receivables	(328)	(115)	208
Other receivables	18	(82)	44
Inventories	(151)	(12)	(70)
Other assets	45	73	-
Accounts payable	34	(66)	(16)
Payroll and social security taxes	(26)	17	(34)
Taxes payable	101	(9)	75
Other liabilities	151	61	(97)
Net cash provided by operations	1,463	1,353	710
Cash provided by (used in) investing activities:			
Acquisition of property, plant and equipment and interest in companies and oil and gas areas	(1,031)	(829)	(674)
Net decrease in investments other than cash and cash equivalents	(11)	(97)	32
Contributions and advances to unconsolidated affiliates	(6)	(12)	(127)
Reimbursement of contributions	9	-	-
Sales of investments	-	20	593
Other	-	3	(6)
Net cash used in investing activities	(1,039)	(915)	(182)
Cash provided by (used in) financing activities:			
Net increase (decrease) in short term debt	79	(196)	(193)
Payments of long term debt	(1,241)	(646)	(1,762)
Increase in long term debt from related companies	150	-	-
Increase in long term debt	580	591	130
Cash dividends paid	-	-	(2)
Net cash used in financing activities	(432)	(251)	(1,827)
Devaluation and inflation effect on cash	(6)	(88)	755
Increase in cash	(8)	99	(544)
Cash and cash equivalents at beginning	593	725	1,269
Cash and cash equivalents at beginning from proportional interest in CIESA	334	103	-
Cash and cash equivalents at beginning	927	828	1,269
Cash and cash equivalents at end	913	927	725

(a) Cash and cash equivalents include highly liquid, temporary cash investments with original maturities of three months or less when purchased.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts stated in millions of Argentine pesos — see Note 2.c, unless otherwise indicated)

1.

Business of the Company, change of corporate name and business reorganization

Petrobras Energía Participaciones S.A. is an integrated energy company, focused on oil and gas exploration and production, refining, petrochemical activities, generation, transmission and distribution of electricity and sale and transmission of hydrocarbons. It has business in Argentina, Bolivia, Brazil, Ecuador, Peru and Venezuela. Petrobras Energía Participaciones has a significant share of the regional energetic market.

The Company’s Special and Regular Shareholders’ Meeting held on April 4, 2003, approved the change of corporate name from Perez Companc S.A. to Petrobras Energía Participaciones S.A. This change in corporate name remained subject to the Comisión Nacional de Defensa de la Competencia (CNDC, Argentine anti-trust authorties) approving the transaction whereby Petrobras Participacoes SL purchased stock representing a majority interest in the Company.

In addition, the Regular and Special Shareholders’ Meeting of Petrobras Energía S.A. held on April 4, 2003, approved the change of corporate name from Pecom Energia S.A. to Petrobras Energía S.A, also subject to the approval mentioned above.

The CNDC approved the transaction on May 13, 2003. Pursuant to this resolution, Petrobras Energía undertook to divest of all of its equity interest in Transener S.A., in accordance with Law No. 24,065 that provides the Electric Power Regulatory Framework; such process is subject to supervision by the ENRE and the approval of the Federal Department of Energy. There is not period established to disinvest.

On July 4, 2003, the IGJ (regulatory agency of business associations) granted its approval for and registered both changes of corporate name, which were also approved by the CNV on June 9, 2003.

On November 12, 2004, the Boards of Directors of Petrobras Energía, EG3 S.A. (hereinafter, "EG3") and Petrobras Argentina S.A. (PAR) and the Management of Petrolera Santa Fe S.R.L. (hereinafter, "PSF"), in their respective meetings, approved the preliminary agreement for the merger of EG3, PAR, and PSF with and into Petrobras Energía S.A., with the former companies being dissolved without liquidation.

The abovementioned merger was approved by the Special Shareholders’ Meetings of PESA, EG3, PAR and by the Special Partners´ Meeting of PSF held on January 21, 2005.

As the result of the merger, Petróleo Brasileiro S.A. – Petrobras (hereinafter “Petrobras”), which  owns a 99.6% equity interest in EG3 and 100% equity interest in PAR and PSF through its subsidiary Petrobras Participaciones SL, will receive -- through such subsidiary -- 230,194,137 new shares of class B stock in Petrobras Energía, with a nominal value of ARS 1 each and entitled to one vote per share, representing 22.8% of capital stock.  Accordingly, the new capital stock of Petrobras Energía will be set at 1,009,618,410.

Once the merger has been registered with the Public Registry of Commerce, the equity interest of Petrobras Energía Participaciones S.A. in Petrobras Energía will be 75.8%. Given that Petrobras has a 58.62%  equity interest in Petrobras Energía Participaciones, Petrobras will indirectly hold a 67.2% equity interest in Petrobras Energía.

The effective merger date was set as January 1, 2005, as from when all assets, liabilities, rights and obligations of the absorbed companies shall be considered incorporated into Petrobras Energía.

As September 30, 2004, the summarized situation before and after the merger is as follows:

Petrobras Energía is an integrated energy company, whose activities are concentrated on oil and gas exploration, extraction, refining, sales and transportation, as well as petrochemicals and electric power transmission and distribution.  It is present in Argentina, Bolivia, Brazil, Ecuador, Peru and Venezuela.  Petrobras Energía is currently an important player in the region's energy markets.

2.

Basis of presentation

Petrobras Energía Participaciones S.A. consolidated financial statements have been prepared in accordance with the regulations of the Argentine Securities Commission (“Comisión Nacional de Valores” or “CNV”) and except for the matters described in Note 3, with Accounting Principles Generaly Accepted in Buenos Aires City, Argentina (“Argentine GAAP”).

The accompanying financial statements have been translated into the English language from those issued in Spanish in accordance with the CNV regulations. They have also been reformatted in a manner different from that presented in Spanish, but in all other respects follow accounting principles that conform with the CNV regulations.

Certain accounting principles applied by the Company do not conform with U.S. generrally accepted accounting principles ("U.S. GAAP"). The difference between the accounting practices applied by the Company and U.S. GAAP have not been quantified. Accordingly, these financial statements are not intended to present financial position, results of operations and cash flows in accordance with U.S. GAAP.

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements.

The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While it is believed that such estimates are reasonable, actual results could differ from those estimates.

a) Basis of consolidation

In accordance with the procedure set forth in Technical Resolution No. 21 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), Petrobras Energía Participaciones S.A. (hereinafter “Petrobras Participaciones“ or “the Company”) has consolidated line by line its financial statements with the financial statements of the companies over which Petrobras Participaciones exercises exclusive and joint control.  Joint control exists where all the shareholders, or only the shareholders owning a majority of votes, have resolved, on the basis of written agreements, to share the power to define and establish a company’s operating and financial policies.

In the consolidation of controlled companies, the amount of the investment in such subsidiaries and the interest in their income (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flow of such subsidiaries, reflecting separately all minority interests in the subsidiaries. Related  party receivables, payables and transactions within the consolidated group are eliminated. The unrealized intercompany gains (losses) from transactions within the consolidated have been completely eliminated.

In the consolidation of companies over which the Company exercises joint control, the amount of the investment in the subsidiary under joint control and the interest in its income (loss) and cash flows are replaced by the Company’s proportional interest in the subsidiary’s assets, liabilities, income (loss) and cash flows. Related party receivables, payables and transactions within the consolidated group and companies under joint control have been eliminated in the consolidation pro rata to the shareholding of the controlling company.

The data about the companies over which the Company exercises control, joint control and significant influence are disclosed in Note 23.f).

The companies under joint control are Distrilec Inversora S.A., Compañía de Inversiones de Energía S.A., and Citelec S.A. The Company has not consolidated proportionately on a line-by-line basis the assets, liabilities, income (loss) and cash flows of the interest in Citelec S.A. under the disinvestment commitment of such interest assumed by Petrobras Energia S.A. upon the transfer of 58.62% of the shares of Petrobras Energía Participaciones S.A. to Petrobras (see Note 21). As of December 31, 2002, the Company did not proportionally consolidate on a line-by-line basis the assets, liabilities, income (loss) and cash flows of CIESA since, as of that date, such equity interest was stated at zero value (See Note 9.III)

b) Foreing Currency translation

The Company applies the translation method established by Technical Resolution no. 18 of the FACPCE for the translation of financial statements of foreign subsidiaries, affiliates, branches and joint ventures. This method is applied on a prospective basis as from January 1, 2003 in accordance with the transition standards.

In the opinion of the Company’s Management, the transactions carried out abroad have been classified as “not integrated” to the Company’s transactions in Argentina.  Such transactions are not an extension of the Company’s transactions due to, among others, the following reasons:

a)

transactions with the Company are not a high proportion of the entity’s activities abroad;

b)

activities of foreign business are partially financed with funds from its own transactions and with local loans;

c)

sales, workforce, materials and other costs of goods and services related to transactions abroad are settled mainly in a currency other than the currency of the investor’s financial statements; and

d)

Company’s cash flows are independent from the day-to-day activities of the foreign business and are not directly affected by the size or frequency of the activities of foreign business.

Upon applying the translation method, first the foreign transaction are remeasured into US dollars (functional currency for such transactions), as follows:

•

Assets and liabilities stated at current value are converted at the closing exchange rates.

•

Assets and liabilities measured at historical values and the income (loss) are converted at historical exchange rates.

•

Remeasurement results are recognized in the results for the fiscal year.

 After the transactions are remeasured into US dollars, they are translated into Argentine pesos as follows:

•

Assets and liabilities are translated by using the closing exchange rate.

•

Income (loss) is translated at the historical exchange rates.

The translation effect arising from the translation of the financial statements is disclosed in the “Transitory differences - foreign currency translation” account for the years ended on December 31, 2004 and 2003, and in the “Statement of Income” for the year ended on December 31, 2002, affecting the comparability between these financial statements.

The above also applies to exchange differences arising from liabilities in foreign currency assumed to hedge the net investment in the foreign entity.

c) Restatement in constant money

The Company presents its consolidated financial statements in constant money following the restatement method established by Technical Resolution No. 6 of the FACPCE and in accordance with CNV General Resolutions No. 415 and 441.

Under such method, the consolidated financial statements integrally recognize the effects of the changes in the purchasing power of Argentine peso through August 31, 1995.  As from September 1, 1995, under CNV General Resolution No. 272, the Company interrupted the use of such method maintaining the restatements made through such date.  This method has been accepted by professional accounting standards through December 31, 2001.

On March 6, 2002, the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) approved Resolution MD No. 3/2002 providing, among other things, the reinstatement of the adjustment-for-inflation method for the interim periods or years ended as from December 31, 2002, allowing for the accounting measurements restated based on the change in the purchasing power of the peso through the interruption of adjustments, such as those whose original date is within the stability period, to be stated in pesos as of December 2001.  Through General Resolution No. 415 dated July 25, 2002, the CNV required that the information related to the financial statements to be filed after the date on which the regulation became effective be disclosed adjusted for inflation.

The restatement in constant pesos method is applied to the accounting cost values immediately preceding the capitalization of the exchange differences capitalization of the exchange differences mentioned in note 4.o), which represent an anticipation of the effects of variances in the purchasing power of the Argentine peso, which will be subsequently absorbed by the restatement in constant pesos of the assets indicated in such note.

On March 25, 2003, the Executive Branch of Government issued Executive Order No. 664 establishing that the financial statements for years ending as from such date be filed in nominal currency.  Consequently, and under CNV Resolution No. 441, the Company no longer applied inflation accounting as from March 1, 2003. This method is not in accordance with professional accounting standads effective in the city of Buenos Aires. The CPCECABA, thorugh Resolution N° 287/03 discontinued, the application of the restatement method as from October 1, 2003.

d) Accounting for the transactions of oil and gas exploration and production joint ventures and foreign branches

The Company´s interests in oil and gas involve exploration and production joint ventures and have been proportionally consolidated. Under this method, the Company recognizes its proportionate interest in the joint ventures' assets, liabilities, revenues, costs and expenses on a line-by-line basis in each account of its financial statements. Foreign branches have been fully consolidated.

e) Financial statements used

The financial statements of the subsidiaries and companies under joint control as of December 31, 2004, 2003 and 2002 were used for consolidation purposes and adapted to an equal period of time respect to the financial statements of the controlling company, after considering the adjustments to adapt to the Company's valuation methods.

3.     Accounting standards

These financial statements have been prepared in accordance with professional Argentine GAAP. and the applicable CNV regulations, which differ from Argentine GAAP as follows:

a) valuation of deferred tax at nominal value without applying any discounted values as required by CNV General Resolution No. 434.

b) the date of discontinuance of the restatement in constant money provided for in FACPCE Technical Resolution No. 6, as described in note 2.c).

c) the special treatment enabling the financial costs of payables to finance the investment in large infrastructure works and accrued after the total or partial launch of the facilities (as provided for in Section 4 of Resulution CD No. 243/01) may not be applied.

d) the possibility of capitalizing the financial costs of financing with the Company’s own capital may not be applied.

4.      Valuation methods

The main valuation methods used in the preparation of the consolidated financial statements have been as follows:

a) Accounts denominated in foreign currency:

At the prevailing exchange rates at the end of each fiscal year, including accrued interest, if applicable. The summary of accounts denominated in foreign currency is disclosed in Note 23.d).

b) Inventories:

Crude oil stock: at reproduction cost.

Materials: of high-turnover, at replacement cost; low-turnover, at the last purchase price, restated in constant money, according to Note 2.c).

Work in progress and finished products relating to refining and petrochemical activities: at replacement or reproduction cost, as applicable proportional in the case of goods in process according to the degree of process of the related good.

Stock of liquid petroleum gases (NGL) in the gas pipeline system in excess of the line pack and held by third parties and stock of NGL obtained from the natural gas processing: at replacement or reproduction cost, as appropriate.

The carrying amount of these assets does not exceed their recoverable value.

c) Investments:

Listed shares and government securities:

-

Available for sale: at market value at the end of each year, less the estimated selling expenses. Any gain or loss due to market fluctuations is reflected currently in income in the “Financial income (expense) and holding gains (losses)” account.

-

Held to maturity: at original value increased based on its internal rate of return at acquisition. Interest gain is credited to income on accrual basis. As of December 31, 2004, the Company kept investments whose market value is 5 and its book value is 6.

Certificates of deposit and loans to affiliates over which significance influence is exercised: at face value plus accrued interest.

Unlisted Government securities: at the original value increased based on the internal rate of return at acquisition limited by the recoverable value. In this respect, as of December 31, 2004, Petrobras Energía's holdings of Bonos Patrióticos, for a nominal value of US$ 15.5 million, have been valued at fair market value, in view of the decision to include such holdings in the debt restructuration program of defaulted government debt.

Tax credit certificates: at the estimated value based on the application of the certificates to the payment of federal taxes.

Investments in mutual funds: at market prices at the end of each year.

Shares — Participation in affiliates, in which the Company exercises significant influence:

By the equity method. For the determination of the Company's equity in affiliates over which significance influence is excercised, the Company has used financial statements from affiliates, or the best available financial information.

For the determination of the Company's equity in affiliates, consideration has been given to the adjustments to adapt the valuation methods of some affiliates to those of the Company, irrevocable contributions made by others, elimination of reciprocal investments, intercompany profits and losses, the difference between acquisition cost and book value of affiliates at the time of the acquisition and the holding of preferred stock and dividends by the affiliates. Cash dividends from affiliates approved by shareholders' meetings held prior to the date of issuance of these financial statements, which are placed at the shareholders' disposal within a term not exceeding one year are deducted from the value of the investment and included in current investments.

Other shares – interests in affiliates in which the Company does not exercise significant influence: at acquisition cost restated in constant money as shown in Note 2.c).

d  Trade receivables and payables:

Trade receivables and payables have been valued at the spot cash estimated at the time of the transaction, plus accrued financial components, net of the payments collected.

Trade receivables include billed uncollected services and services rendered but not yet billed as of each year. The services rendered but not yet billed were estimated on the basis of series of actual historical data billings subsequent to each year. The total amount of receivables is net of an allowance for doubtful account, which is based on estimates of collection carried out by the subsidiary.

e) Financial receivables and payables:

Financial receivables and payables have been valued according to the money paid and collected, respectively, net of transaction costs, plus accrued financial gains (losses) on the basis of the explicit or estimated rate at such time.

f) Other receivables and payables:

Other receivables and payables have been valued on the basis of the best possible estimate of the amount to be collected and paid, respectively, discounted in the relevant cases, using the estimated rate at the time of initial measurement, except for the deferred tax assets and liabilities.  As established by CNV regulations, deferred tax assets and liabilities have not been discounted.  This criterion does not comply with accounting standards effective in the City of Buenos Aires, which required that such balances have to be discounted.

g) Property, plant & equipment:

Property, plant & equipment, except as indicated below, have been valued at acquisition cost restated in constant money, according to Note 2.c), less related accumulated depreciation.  Property, plant & equipment related to foreign operations were converted into US dollars since that is the functional currency for such operations, at its historical exchange rates, and they have been translated into Argentine pesos at the exchange rate effective as of closing in accordance with the method for converting foreign operations described in note 2.b).

The value of CIESA’s property, plant and equipment transferred under the Gas del Estado privatization process was determined on the basis of the price actually paid for the 70% equity interest in Transportadora de Gas del Sur S.A. ("TGS").  Such price served as the basis for determining the value of the entire capital stock, to which was added the value of the initial debts assumed under the Transfer Agreement, in order to determine the initial value of property, plant and equipment.  Such value, translated at the exchange rate effective at the date of the Transfer Agreement, has been restated into constant pesos as explained in Note 2.c) to the individual financial statements.

The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities. This method involves the capitalization of:  (i) the cost of acquiring properties in oil and gas production areas; (ii) the cost of drilling and equipping exploratory wells that result in the discovery of reserves; (iii) the cost of drilling and equipping development wells, and (iv) the estimated future costs of abandonment and restoration.

Exploration costs, excluding exploratory well costs, are charged to expense for the year in which they are incurred.  Drilling costs of exploratory wells are capitalized until it is assessed if proved reserves justifying the commercial development thereof are discovered.  If such reserves are not found, such drilling costs are charged to expense.  Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete.  In these cases, one of the following would be applicable: (I) whether the well found reserves in an area requiring major capital expenditures before production may start, classification of such reserves as proved is dependent upon whether any additional reserves are found justifying the abovementioned investment.  In this case, the cost of the exploratory well continues capitalized as long as it meets the following two conditions: (a) reserves found are sufficient to justify completion of the well as producer if the capital investment is made, and (b) the drilling of additional exploratory wells is in progress or firmly planned for the near future.  Otherwise, drilling costs are charged to expense; (II) should it not be determined whether the reserves found may be classified as proved, drilling costs of exploratory wells should not remain capitalized for a period exceeding one year after the completion of the drilling.  If after one year no proven reserves are found, exploratory well costs should be charged to expense. As December 31, 2004, 2003 and 2002, the Company has capitalized costs of exploratory wells amounted to 3, 95 and 218, respectively.

The Company depreciates productive wells, as well as machinery, furniture and fixtures and camps in the production areas according to the units of production method, by applying the ratio of oil and gas produced to the proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Acquisition costs related to unproved reserves is valued at cost and its recoverability is assessed from time to time on the base of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.

Estimated future restoration and abandonment well costs in hydrocarbons areas discounted at an estimated rate at the time of their initial measurement, are included in the value at which the assets that gave rise to such costs are capitalized, and are depreciated using the units of production method.  Additionally, a liability is recognized for such costs at the estimated value of the amount payable, discounted at an estimated rate at the time of their initial measurement.

The Company estimates its reserves at least once a year. As of December 31, 2004, 2003 and 2002, total oil and gas reserves were audited by Gaffney, Cline & Associates Inc., independent international technical and management advisors.

The Company 's remaining property, plant & equipment are depreciated by the straight-line method based on their existing exploitation concession terms and their estimated useful lives as the case may be.

The cost of works in progress, whose construction will extend over time, includes the computation of financial costs accrued on loans granted by third parties, if applicable, and the costs related to putting the facilities into operation that are considered net of any income obtained from the sale of commercially valuable production during such process.

The value of property, plant & equipment, measured for each identifiable business unit or line of business, i.e. producing an independent stream of revenues for the Company, do not exceed their recoverable value.

g) Comparison with recoverable values

Company Management assesses the value of Property, Plant and Equipment items whenever there occur events or changes in circumstances (including significant decreases in the market value of inventories, in the prices of the main products sold by the Company or in oil and gas reserves, as well as changes in the regulatory framework for Company activities, significant increases in operating expenses, or evidence of obsolescence or physical damage) that could indicate that the value of an asset or of a group of assets might not be recoverable on the basis of undiscounted net cash flows.  The Company assesses the recoverability of such assets (including oil and gas areas) on the basis of a variety of indicators, including operating results, business plans, economic projections and expected cash flows.  The net book value of an asset is adjusted to fair value if the expected undiscounted cash flows are lower than the book value of the asset in question.  Fair values are based on premises related to the amounts and the timeframe of cash flows assuming discount rates that reflect different degrees of perceived risk.

h) Environmental costs:

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in the plant's (or some other production asset's) capacity and safety; (b) environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book values of such assets together with the additional cost do not exceed their respective recoverable values.

Liabilities related to future remediation costs are recorded when environmental assessments are probable, and the costs can be reasonably estimated. The timing and magnitude of these accruals are generally based on the Company´s commitment to a formal plan of action, such as an approved remediation plan or the sale or disposal of an asset. The accrual is based on the probability that a future remediation commitment will be required.

The Company records the related liabilities based on its best estimate of future costs, using currently available technology and applying current environmental regulations as well as the Company´s own internal environmental policies.

i) Income tax, tax on minimum presumed income, royalties and withholdings on export of hydrocarbons:

The Company and its affiliates estimate income tax on individual basis under the deferred tax method.

The deferred tax balance as of the end of each year has been determined on the basis of the temporary differences generated in certain items that have a different accounting and tax treatment.

To book such differences, the Company uses the liability method, which established the determination of net deferred tax assets and liabilities on the basis of temporary differences determined between the accounting measurement of assets and liabilities and the related tax meassurement. Temporary differences determine the balance of tax assets and liabilities where its future reversal decreases or increases the taxes determined.  Where there are unused Tax loss carryforwards that may be offset against future taxable income, the Company recognize a deferred tax asset, only to the extent that recovery of such asset is probable.

As of December 31, 2004, deferred tax assets net of valuation allowances amounted 713, and deferred tax liabilities amounted 329.

Deferred tax assets and liabilities have been valued at their nominal value, as established by CNV’s General Resolution No. 434.  The professional accounting standards effective in the City of Buenos Aires require that such nominal value be discounted at a current rate estimated as of each year-end.

The tax on minimum presumed income is supplementary to income tax, since while the latter is levied on the year's taxable income, the tax on minimum presumed income is a minimum tax levied on the potential income of certain productive assets at the rate of 1%, so that the Company's final liability will be equal to the higher of both taxes. However, should the tax on minimum presumed income exceed the tax based on income in any given year, such excess may be applied to reduce any excess of income tax over the tax on minimum presumed income in any of the ten succeeding years.

For the operations in Argentina, Venezuela, Brazil, Peru, Ecuador and Bolivia the income tax accrual was calculated at the tax rates of 35%, 34%, 34%, 30%, 36.25% and 25%, respectively. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is subject to a 12.5% withholding income tax and, a 34% income tax is levied on the dividends paid by Venezuelan companies, in event of income in excess of taxable income.

Law No. 25,239 and its Administrative Order No. 1,037/2000 amended income tax law to establish, among other things, that shareholders residing in Argentina of companies organized or operating in countries with low or no-taxation with non-operating income exceeding 50% of net income, are to book accrued passive income such as interest, dividends, royalties, rents or other similar passive income to the fiscal year, although the income was not remitted or credited to any account. The Law and Administrative Order also establish that such companies shall not generate Argentine tax credits for the tax paid abroad.

Royalties are paid in Argentina and Bolivia for the production of crude oil and for effectively used volumes of natural gas. Those royalties are 12% and from 40% to 60%, respectively, of the wellhead estimated price for oil and gas. The wellhead price represents the final sales price less treatment, storage and transportation costs. Royalties are charged to production costs in the “Oil and gas royalties” account. In Venezuela, for the Acema, Mata and La Concepción (Third Round) areas, 30% royalties are paid with respect to the excess production, calculated based on the crude wellhead estimated price. Under contractual terms, royalties of the Third Round areas are deducted from the sales price.  In Peru, the royalties paid for the production of crude oil are determined on the basis of the price of a basket of varieties of crude oil, starting at rate of 13% for prices of up to US$ 23.9 per barrel.  The royalty rate applicable as of December 31, 2004, was 17.6%.  Production of natural gas is subject to a fixed royalty of 24.5%.

As regards the Pichi Picún Leufú Hydroelectric Complex, as provided in the concession agreement, the Company pays hydroelectric royalties of 1% increasing at a rate of 1% per annum up to the maximum percentage of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15,336, as amended by Law No. 23,164. In addition, the Company is subject to a license fee payable monthly to the Federal Government for the use of the power source equivalent to the 0.5% of the same amount base for hydroelectric royalty calculation.

The Public Emergency and Exchange System Reform Law No. 25,561 establishes the creation of a system of withholdings on exports of hydrocarbons for five years, since March 1, 2002. The current withholding rate is 5% for refined products, 20 % for LPG, 20% for natural gas and a special treatment for the withholding system on crude oil exports, starting at rate of 25% if the price per barrel equals or is less than US$ 32, and additional increasing withholdings in a range from 3% to 20%, depending on whether the price per barrel of crude oil varies from US$ 32.01 to US$ 45, with a maximum withholding of 45% when the price exceeds US$45.

j) Liabilities for labor costs:

Liabilities for labor costs are accrued in the periods in which the employees provide the services that trigger the consideration.

For purposes of determining the estimated cost of postretirement benefits granted to employees, the Company has used actuarial calculation methods, making estimates with respect to the applicable demographic and financial variables.

k) Contingencies:

Certain conditions may exist as of the date of financial statements which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the Company’s management based on the opinion of Petrobras Participaciones's legal counsel and the available evidence.

Such contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company´s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount can be estimated, liability is accrued in the Reserves account. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but it cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Significant litigations in which the Company is involved and the movements of reserves are disclosed in Note 14.

l) Earnings per share:

Earnings per share for the years ended December 31, 2004, 2003 and 2002, were calculated on the basis of the number of outstanding shares in each year. Since the Company does not have preferred assets or convertible debt securities, the basic earnings per share is equal to the diluted earnings per share.

m) Shareholders – equity accounts:

They were restated into constant money, according to Note 2.c), as of year-end, except for “Capital stock” that represents subscribed and paid-in capital.  The adjustment arising from the restatement into constant money is disclosed under “Adjustment to capital stock”. The account “Treasury stock” relates to the purchases of shares of the Company by Petrobras Energía, and are deducted from the shareholders’ equity at acquisition cost, disclosed in a separate line in the statement of changes in shareholders’ equity.

n) Revenue recognition:

Revenues from sales are recognized when the products are delivered or the services are provided and the loss risk has been transferred to customers.

Revenues from sales resulting from the firm natural gas transportation are recognized by the accrued reserve of the transportation capacity hired, regardless of the volumes carried.

o) Statement of income accounts:

Restated into constant money through the end of the period, according to Note 2.c), considering the following:

- Depreciation and consumption expenses related to non monetary assets were charged to income (losses) taking into account the restated costs of such assets.

- Financial income (expense) and holding gains (losses) are broken down as generated by assets and generated by liabilities.  “Financial (expense) income, net” discloses financial income and expenses, exchange differences and income (loss) from changes in the quotation of government securities and shares, at their restated nominal value, according to Note 2.c).  Additionally, it also discloses the effects of inflation of monetary assets and liabilities in the balance sheet.

CNV General Resolution No. 398 allows, as an exceptional treatment, the one provided for in Resolution M.D. No. 3/2002 of the CPCECABA, whereby the exchange differences originated as from January 6, 2002, from liabilities in foreign currency existing as of such date directly related to the acquisition, construction, or production of property, plant & equipment, intangibles, and long-term investments in other companies organized in the country should be allocated at the cost values of such assets with a number of conditions established in such professional standard.  Direct financing shall mean that granted by the supplier of the goods, billed in foreign currency, or that obtained from financial institutions for identical purposes.  In the cases in which there is an indirect relation between the financing and the acquisition, production, or construction of the assets, such exchange differences may also be allocated, under certain conditions, to the cost values of such assets.  The Company has adopted the method of capitalizing exclusively the foreign exchange differences resulting from direct financing. Subsequently, in July 2003, the CPCECABA put into effect Resolution C.D. No. 87/03, which - among other measures - abrogated the provisions of Resolution M.D. No. 3/2002 mentioned above. Consequently, as from such date, the Company ceased to apply the exchange difference capitalization / de-capitalization method.

As described above, as of December 31, 2004 and 2003, the Company has capitalized exchange differences, through the investments in Ciesa and Citelec, amounting to a residual value of 43 and 46, respectively. As of December 31, 2002, the Company has capitalized exchange differences, through the investments in Citelec, amounting to a residual value of 48.

        5.     Accounting for derivative financial instruments

Hedging and other derivatives:

The Company uses various derivative financial instruments such as options, swaps and others, mainly to mitigate the impact of changes in crude oil prices, interest rates and future exchange rates.

Such derivative instruments are designated as hedging specific exposures, highly correlated to the risk exposure in question and highly effective in offsetting changes in cash flows inherent to the covered risk.

The use of derivative financial instruments exposes the Company to credit risk. In addition, the Company uses strict policies for the approval of lines of credit, applies several procedures to evaluate these risks and seeks to reduce this credit exposure by means of the use of certain tools, such as anticipated collections or payment agreements for such operations and the offsetting of collections and payments.

Derivative financial instruments are measured at their fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the date of measurement, net of obtained or paid advances.

a)

Instruments that qualify for hedge accounting

Changes in the accounting measurement of derivative financial instruments designated as cash flow hedge, which have been designated as effective hedge, are recognized under “Transitory differences-Measurement of derivative financial instruments designated as effective hedge”, and any other change is recognized under financial income (expense) for the year.  Changes in the accounting measurement of derivate financial instruments recognized under “Transitory differences-Measurement of derivative financial instruments designated as effective hedge” are subsequently reclassified to income (loss) for the year or years in which the hedged item affects such results.

A hedge is considered to be effective when at its inception, as well as during its life, its changes offset from eighty to one hundred and twenty five percent the opposite changes of the hedged item. In the respect, the Company excludes the specific component attributable to the time-value of an option when measuring the effectiveness of instruments that qualify for hedge accounting.

Hedge accounting must cease for the future upon occurrence of any of the following events: (a) the hedge instrument has matured or has been settled; (b) the hedge transaction is no longer effective; (c) the projected transaction does not have a high likelihood of occurrence.  Should that be the case, the income (loss) arising from the hedge instrument that would have been allocated to “Transitory differences-Measurement of derivative financial instruments designated as effective hedge” should remain there until the committed or projected transactions occurs in the case of (a) and (b), and are charged to income in the case of (c).

Pursuant to the transitional standards of FACPCE Technical Resolution No. 20, as from January 1, 2003 the Company applied on a prospective basis the standard of booking derivative positions at their market value, affecting the comparability of the financial statements as of December 31, 2002. As indicated as of December 31, 2002, the gains (losses) on hedge transactions related to the crude oil price, without distinguishing between hedge and non-hedge transactions, were deferred until the related anticipated transaction was recognized, when they were booked as an integral part of hedged sales.

Hedge of produced crude oil price

These instruments use West Texas Intermediate (WTI) as reference price, which is used mainly to determine the sale price in the market.

As of December 31,2004 the Company did not have positions in derivatives of the crude oil price related to the future production that qualify for hedge accounting purposes.

As of December 31, 2003 and 2002 the accrued portions of hedge instruments represented a lower sale of 81 and 373, respectively.

Hedge of interest rates

As of December 31, 2004, the Company has an agreement for the purpose of hedging class “C” notes exposed to fluctuations with the LIBOR, fixing the rate at 7.93% per annual. Such contract term expires in July 2005, payable in quarterly installments as from 2004.  The market value for the year amounts to 4.

During the period, the changes in “Transitory differences-Measurement of derivative financial instruments designated as effective hedge” was:

b)

Instruments that do not qualify for hedge accounting

Changes in the accounting measurement of derivative financial instruments that do not qualify for hedge accounting are recognized in the statement of income under “Financial income (expense) and holding gains (losses)”.  As of December 31, 2004, 2003 and 2002, losses of derivative financial instruments that do not qualify for hedge accounting amount to 688, 294 and 524, respectively.

The main conditions and terms by type of instrument as of December 31, 2004 are as follows:

(1)      Options on swaps exercised by the other party.

(2)     The transaction included herein are sold swaptions.

      6.      Oil and gas areas and participation in joint ventures

As of December 31, 2004, the Company was part of the oil and gas consortiums, joint-ventures and areas indicated in Note 23.g). As of that date, the aggregate joint ventures and consortia assets, liabilities and results in which the Company is a party, included in each account of the balance sheet and the statement of income, respectively, utilizing the proportionate consolidation method are disclosed in Note 23.h).

The production areas in Argentina, Ecuador and Peru indicated in Note 23.g) are operated pursuant to concession production agreements with free crude oil availability. Those related to Venezuela are exploitation service agreements, in which Petróleos de Venezuela S.A. (“PDVSA”) owns all the oil and gas produced and is responsible for the payment of all royalties and taxes related to the production and will receive, upon expiration of the agreement term, the exclusive ownership of all operating facilities, property and equipment used by the joint ventures to perform the activities under the agreement.  In Bolivia it is a shared-risk contract signed with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”) with free production availability.

In Ecuador, operation contracts for Block 18 stipulate the free disposition of the oil produced and differential production percentages to go to the Ecuadorean Government.   In the Pata field, the Government receives a production share ranging from 25.8%, if daily production is lower than 35,000 barrels per day, to 29%, if production exceeds 45,000 barrels per day.  For the middle range, the share is about 26.1%.  As for operation of the Palo Azul field, the percentages are determined in accordance with a formula that takes into account the final price of the crude produced and the level of total proved reserves.  Namely, if the crude from Palo Azul is sold at less than US$ 15 per barrel, the Government receives about 30% of the crude produced, while, if the price of the crude is US$ 24 or higher, the Government receives about 50% of production.  For the other price ranges, a price scale was agreed.  The selling price of the Palo Azul crude is calculated considering as reference the barrel of WTI after the standard market discount for the Oriente crude.  As of December 31, 2004, the Government's shares of the oil produced at the Pata and Palo Azul fields turned out to be 25.8% and 50%, respectively.

Block 31 has no production yet, being in its early stages of development, but as soon as it produces its first barrel, the State will be entitled to a 13% share.

The Company is jointly and severally liable with the other joint venturers for meeting the contractual obligations under these arrangements.

As regards the Oritupano-Leona area, in Venezuela, the joint venture awarded the area receives a variable operation fee based on production volumes, which amounts to US$ 6.8 per barrel as of December 31, 2004, plus a capital fee for reimbursement of certain exploration and development investments. Under the terms of the service agreement executed with PDVSA, the total amount to be paid may not exceed approximately US$ 37.9 per barrel, variable according to a basket of oil market prices.

In relation to the Mata, Acema and La Concepción fields, also in Venezuela, the joint ventures awarded the areas are paid a fee for the operation services rendered, which covers the investments and production costs plus a gross profit. The fee has a fixed component related to contractual baseline production and a variable component related to the incremental production, that covers investments and production costs plus a gross profit up to a maximum tied to a basket of international oil prices.

Divestments of equity in oil and gas areas

In August 2003, the Company sold to Central International Corporation, Argentine Branch, the 85% interest over the rights and obligations on the concession of the Catriel Oeste area. Considering the transfer price agreed, of US$ 7 million, the Company recognized a loss of 28 presented  under “Other expenses,  net”.

In June 2003, the Company sold to Geodyne Energy Inc., Argentine branch, the 50% equity interest over the rights and obligations pertaining to the Faro Vírgenes concession area, recognizing a loss of 11, disclosed under “Other expenses, net”. This transaction shall be settled over a ten-year period, in quarterly installments, whose value in US dollars shall be determined as 8.8% of the total production of gas from the Faro Vírgenes area for each quarter.  The Company has the option to receive such consideration directly in gas.

In October 2002, the Company signed an association agreement with Teikoku Oil Co., Ltd., whereby it transferred 50% of is rights and obligations to exploit gas in exploratory areas in San Carlos and Tinaco, located in th State of Cojedes, Venezuela.  The participation assignment agreement provides the initial cash payment of US$ 1 million and a  subsequent disbursement of US$ 2 million, which shall finance the plan of exploratory investments of the Tinaco area, as regards geological studies, 2D seismic and evaluations and interpretation thereof.  Also if the development of those areas is agreed, the Company will receive an additional payment of US$ 3 million. Considering the recoverable value as of December 31, 2002, the Company recognized a loss of 37, disclosed under “Other expenses, net”.

Investment commitments

Petrobrás Energía Perú S.A. has arrived at an agreement with the Peruvian Government, whereby it undertook the commitment to make investments in Lot X amounting to at least US$ 97 million approximately over the period 2004-2011.  In compensation, the Peruvian Government undertook to reduce the royalties for oil and gas extraction that it charges to the company.  The tasks initially planned for this project comprise the drilling of 51 wells, the reconditioning of 526 wells, the rehabilitation of 177 wells that had been abandoned temporarily and the implementation and expansion of the water injection project.

The Company has retained a portion of Block 31 in Ecuador to continue exploration, undertaking the commitment to perform an environmental impact study, as well as 120 sq. km of 3D seismic readings, processing and interpretation, reprocessing 500 km of 2D seismic studies for integration with the new 3D seismic and the drilling of an exploratory well, representing an investment of about US$ 16 million.  Meanwhile, in Block 18, the Company has commitments amounting to about US$ 47 million related to the operation of the Pata and Palo Azul fields and including production well drilling and construction of crude-oil treatment plants (see Note 22.1).

      7.     Credit risk

The Company provides credit in the normal course of business to refiners, petrochemical companies, marketers of petroleum products, crude oil exporting companies, electric power generation companies, retail customers, natural gas distributors, electric power large users and power distribution companies, among others.

Sales for the year ended December 31, 2004, were made mainly to Petróleos de Venezuela S.A., Petroperú Petróleos del Perú S.A., EG3 S.A. and Glencore AG, and represented about 12%, 7%, 6% and 3%, respectively, of sales for such year, before deducting export duties.

Sales for the year ended December 31, 2003, were made mainly to Petróleos de Venezuela S.A., Petroperú Petróleos del  Perú S.A., Repsol - YPF Trading y Transporte S.A. and Glencore A.G. and represented about 11%, 7%, 5% and 4%, respectively, of sales for such year, before computing gain (loss) generated by derivative financial instruments and before deducting export duties.

Sales for the year ended December 31, 2002, were made mainly to Petróleos de Venezuela S.A., Petroperú Petróleos del  Perú S.A., Repsol - YPF Trading y Transporte S.A. and Petrobras, and represented about 16%, 8%, 7% and 6%, respectively, of sales for such year, before computing gain (loss) generated by derivative financial instruments and before deducting export duties.

The Company participates in the conformation of the fund created by Resolution S.E. No. 712/04 ("FONINVEMEM"), aimed to increase available electric power generation supply in Argentina, through the contribution to that fund of 65% of the difference between sales price and variable generation costs, generated from 2004 through 2006. The contributed capital during 2004 amounted to US$ 5 million. The total estimated contributed capital from 2004 through 2006 would amount to US$ 35 million, which represents 8% of the fund's capital. The final amount will depend, among other factors, on hydric conditions, on the dispatches that CAMMESA makes from the Company's generation units and on the resulting sales prices.

As a result of the business of the Company and sale locations, the portfolio of receivables is well diversified, and such diversification makes the credit risk moderate. Thus, the Company constantly performs credit evaluations of the financial capacity of its clients, which minimizes the potential risk of bad debt losses.

    8.      Inventories

     The breakdown of current and non-current inventories as of December 31, 2004, 2003 and 2002, is as follows:

     9.     Investments, equity in earnings of affiliates and dividends collected from affiliates

The breakdown of current and non-current investments, the equity in earnings of affiliates and dividends collected from affiliates for the years ended December 31, 2004, 2003 and 2002, are as follows:

a)

Investments

b)

Equity in earnings of affiliates

(i) Corresponds to non-recognized losses of year 2002 because the valuation of the equity interest in CIESA amounted to zero, as such interest valued under the equity method would have represented a negative amount (see Note 9.III)

c)

Dividends collected from affiliates

I.

Investment in companies over which joint control or significant influence is exercised and are subject to transfer restrictions:

a)

Distrilec Inversora S.A. (“Distrilec”):

Distrilec is able to change its equity interest and sell its shares of Edesur S.A. (“Edesur”) only with the approval of the ENRE (Federal Power Regulation Authority).

In addition, over the entire term of the concession, the Class “A” shares in Edesur shall remain posted as bond to guarantee compliance with the obligations undertaken in the Concession Agreement.  This bond in no way limits the exercise of financial and voting rights associated with the Edesur shares.

As of December 31, 2004, 2003 and 2002, the Distrilec’s interest valuation, a proportionally consolidated company, amounts to 678, 691 and 701 respectively. These amounts include 83, 91 and 96 corresponding to the goodwill booked by the Company at the time of the acquisition of this interest.

b)

Cía. de Inversiones de Energía S.A. (“CIESA”):

Shareholders of CIESA, parent company of Transportadora de Gas del Sur S.A. (“TGS”), may not sell over 51% of its Class “A” shares representing 51% of CIESA¢s capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

In April 2004, the shareholders of CIESA celebrated a framework agreement whereby Petrobras Energía and Enron will reciprocally waive any right to make claims arising from or related to certain agreements executed by such groups in connection with their interests in CIESA and TGS.  In addition, and in order to provide the flexibility necessary to make progress in restructuring CIESA’s financial debt, the framework agreement also provides for the following share transferences.  During the first phase (a), subject to the approval by the ENARGAS (Argentine gas regulatory agency), Enron will transfer 40% of the shares issued by CIESA to a trust to be organized or an alternative entity; and (b) Petrobras Energía will transfer common class “B” shares issued by TGS (representing 7.35% of the capital stock of TGS) to Enron.  In case that CIESA successfully renegotiate its financial debt, during the second phase, Enron would transfer its remaining interest in CIESA to the abovementioned trust or to an alternative institution while CIESA would simultaneously transfer common class “B” shares issued by TGS (representing about 4.3 % of the capital stock of TGS) to Enron.  In no case shall the Company hold (directly or indirectly) more than 50% of the capital stock currently held in CIESA or any controlling interest in CIESA. The Framework Agreement includes the terms under which the Technical Assistance Contract is to be transferred to the Company.  The bankruptcy court handling the Enron bankruptcy approved the Framework Agreement in May 2004.  The shareholdings transfers involved were submitted for approval by Argentina's ENARGAS and CNDC, which as of the date of these financial statements had not yet issued their decisions.

c)    Compañía Inversora en Transmisión Eléctrica Citelec S.A. (“Citelec”):

The Company may not modify or sell its equity interest in Citelec in a proportion and number of shares exceeding 49% of its shareholding without prior approval by the ENRE.

On July 28, 2004, CNDC authorized Petrobras Energía to exercise the right of first refusal on 17,406 book-entry Class A shares of common stock, representing 0.007% of Citelec’s capital stock, thus taking its equity interest to 50%. Petrobras Energía exercised such option within the framework of the purchase agreement for the entire equity interest that National Grid Finance B.V. had in Citelec, executed with Dolphin Fund Management.

Upon obtaining approval by CNDC for the acquisition by Petrobras Participacoes SL of a majority shareholding in Petrobras Energía Participaciones S.A., Petrobras Energía compromised to divest its entire equity interest in Citelec S.A., in accordance with Law No. 24,065, which establishes the Regulatory Framework for the Electric Power Sector.  Such transfer is to be overseen by Argentina's ENRE (Electric-Power Federal Regulatory Entity) and approved by the Argentine Secretary of Energy.

Citelec is not permitted to modify its 65% equity interest in Compañía de Transporte de Energía en Alta Tensión Transener S.A. (“Transener”) nor sell its Class “A” shares representing 51% of Transener's capital stock, without prior approval by the ENRE.

Transener may not modify or sell its shareholding in Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A., without prior approval by the ENRE.

d)     Yacylec S.A. (“Yacylec”):

Yacylec’s Class “A” shares will remain pledged during the term of the concession, as security for the compliance with the obligations undertaken under the concession agreement.  Any transfer of shares requires ENRE’s prior authorization.

II.   Enecor S.A.

For the entire term of the concession, the Class “A” shares in Enecor shall remain posted as bond to guarantee compliance with the obligations undertaken in the Concession Agreement.   Prior authorization from the ENRE is required for any transfer of shares.

 III. Situation of the interests in public utility companies

The new scenario after enactment of the Law on Public Emergency deeply changed the financial equation of public utility companies.  Particularly, the tremendous effect of the devaluation, within a context where revenues remained fixed, as a consequence of de-dollarization of rates, has affected the financial and cash flow position of companies, as well as their ability to comply certain loan covenants.  This situation has extremely conditioned the financial ability to comply with obligations.

Public Emergency Law provided for the conversion into Argentine pesos and the elimination of indexation clauses on public service rates, thus fixing them at the exchange rate of ARS 1 = US$ 1. In addition, the Executive Branch was empowered to renegotiate those agreements entered into to provide public services, following the following criteria: (i) rates impact on economic competitiveness and revenue allocation, (ii) service quality and investment plans, to the extent that they were contractually agreed upon, (iii) users interests and access to services, (iv) the safety in the system involved, and (v) utilities profitability.

On February 12, 2002, the Executive Branch of Government issued Decree No. 293/02 whereby it recommended the Ministry of Economy to renegotiate the agreements executed with public utilities. The Ministry of Economy should have submitted a renegotiation proposal or termination recommendation to the Executive Branch of Government and then it should be sent to the applicable Congress bicameral commissions.

To allow for preserving the provision of  public  services, and considering the renegotiation process underway, the Executive Branch of Government issued  Decree No.  146/03 authorizing an increase in gas and electric power rates.  This caused a 10% increase for TGS, 9% for Edesur  and  22% for Transener. The increase in rates was objected by the ombudsman and consumer associations. On February 25, 2003, a trial  court issued an injunction and suspended the increase in rates.

The UNIREN (public service agreement renegotiation and analysis unit) was created in July 2003.  Such agency reports to the Ministries of Economy & Production, and Federal Planning, Public Investment & Services.  The UNIREN took over the work of the Renegotiation Commission and its aim is to provide assistance in the public works and services renegotiation process, execute comprehensive or partial agreements, and submit regulatory projects related to transitory rate adjustments, among other things.

On October 1, 2003, Argentine Congress passed a bill that established the extension to December 2004 of the term granted by the Executive Branch of Government by virtue of Public Emergency Law to renegotiate the agreements executed with privatized public-service companies.  Such law also will allow the Executive Branch of Government to fix public utilities rates until the completion of the renegotiation process. Subsequently, Law No. 25,792 again extended the term for renegotiating public works and utilities contracts until December 31, 2005.

The impact of the measures adopted by the Argentine Government on the financial statements of CIESA, TGS, Transener and Citelec have been recognized in accordance with the evaluations and estimations made by their respective managements.  Actual future results could differ from the evaluations and estimations made and such differences could be significant.  In addition, it is not possible to predict the future development of the rates and concession agreements renegotiation processes or their effects on such companies’ results of operations and financial position.

CIESA and Transener have defaulted their debt and strive to reschedule it. The managements of these companies have drafted and implemented a plan of action to mitigate the adverse impact caused by these circumstances.  The Company cannot guarantee the success in implementing it and whether it will fulfill the proposal aims. CIESA, Transener y Citelec have prepared their financial statements assuming that they will continue as going concerns and have not included any adjustments or reclassifications that could be made necessary by the uncertainties mentioned above.

As of December 31, 2004, the valuation of the equity interests in CIESA, TGS and Citelec amounts to 206, 151 and 116 (net of adjustments incorporated to adapt Ciesa and TGS valuation methods to those of the Company amounted to 43 and 11). As of December 31, 2003, the valuation of the equity interests in CIESA, TGS and Citelec amounted to 190, 140 and 158 (net of adjustments incorporated to adapt Ciesa and TGS valuation methods to those of the Company amounted to 45 and 12, respectively). CIESA has been proportionally consolidated.  As of December 31, 2002, the valuation of the equity interests in CIESA, TGS and Citelec amounted to zero, 88 and 71 (net of adjustments incorporated to adapt TGS valuation methods to those of the Company amounted to 43). The equity interest in CIESA valued under the equity method in conformity with accounting principles consistent with those applied by the Company would have represented an amount of 33 negative.  However, considering that the Company has not undertaken commitments to contributing capital or providing financial aid to its affiliates, such equity interest has been stated at zero value, thus restricting the recognition of losses related to the respective book value.  The value of the equity interest in Citelec was presented net of the allowance for impairment amounted to 66, determined as mentioned above.

Book value of such equity interests do not exceed their recoverable value. The estimations made for their respective recoverable values depend on the significant uncertainties mentioned above, which limit the quality of the premises, estimations and evaluations that involve such estimations. Consequently, in the actual scenario, shares’ market value is the most objective standard / tool / guide for the establishment of the net realizable value of such interests. Extension of uncertainties, and development of several possible scenarios of future projections with extremely subjective likelihood of occurrence, including the consensus on the applicable discount rate, affect the pertinence and confidence of the values that may arise.

Expansion of TGS’s gas transportation system

In view of the lack of investment to expand the natural gas transportation system in the last few years (due to the rates re-denomination into pesos and the stalling of transport-license renegotiation) and of an increasing gas demand by some Argentinean economical sectors, the Argentine Government issued Executive Branch of Government Decree No. 180/04, supplemented by Resolution 185/04 of the Ministry of Federal Planning, Public Investment and Services, which provided a framework for the creation of trust funds for financing expansions to the system.

In June 2004, TGS submitted to the Energy Department a project to expand the transportation capacity of the San Martín gas pipeline by about 2.9 million cubic meters per day.  The project involves the construction of about 500 km of pipeline and a 27,700 HP increase in compression capacity obtained by building a new compression plant and boosting the power of some compression units.  TGS held an open competitive bidding process to contract the additional 2.9 million cubic meters per day transportation capacity and launched the bidding process for the purchase of pipe on account and behalf of the Trust.

On November 3, 2004, TGS, the Argentine Government, Petrobras and Nación Fideicomisos S.A., among others, executed an agreement to perform the expansion works.  Such agreement was ratified by the Argentine Executive Branch of Government through Decree No. 1,658/04 of November 25, 2004.  TGS will be in charge of managing the project and operating and maintaining the new facilities.

IV. Operations in Ecuador.

In Ecuador the Company operates Blocks 18 and 31, and as of December 31, 2004, the Company has a 70% and 100% share, respectively (see Note 22.1).  As of December 31, 2004, the Company has a 11.42% share in Oleoductos de Crudos Pesados Ltd. (OCP).

Block 18 is a field that has significant potential light crude oil reserves, of 28 to 33 degrees API.  The concession to Block 18 was granted for an initial period of 20 years, beginning October 2002, extendable for a further five years.

Block 31 is an area with significant potential oil reserves.  The exploratory work performed in the block was successful and discovered significant reserves of heavy crude.  In March 2004, the Ecuadorian Energy Ministry approved the Environmental Impact Studies, and with this all requirements for block development approval were fulfilled.  As from such approval date, the twenty-year operation period is running.

OCP has been granted the concession to build and operate for twenty years the 503-km-long oil pipeline from the Ecuadorian northeast to the Balao distribution terminal on the Pacific Ocean coast.  The pipeline has a transportation capacity of 450,000 barrels per day and officially came into operation on November 10, 2003. In May 2004, the Company increased its equity interest in OCP by 2.46%, for which the Company paid US$ 14 million, pursuant to Techint International Construction Corp having exercised its irrevocable put option on shares and subordinate debt.

In relation to the exploitation of Blocks 18 and 31, the Company has executed an agreement with OCP, whereby it has guaranteed an oil transportation capacity of 80,000 barrels per day for a 15-year term as from November 10, 2003 As from July 2004 and up to the end of the agreement with OCP, the Company sold a portion of this transportation capacity (8.000 barrels daily). The type of transportation agreement is “Ship or Pay”.  Therefore, the Company should meet its contractual obligations for the entire volume hired, although no crude oil is transported, paying, like the other producers, a rate that covers OCP operating costs and financial services, among others.  As of December 31, 2004 this amounted to US$ 2.2 per barrel. The costs for the transportation capacity are billed by OCP and charged to expenses monthly. In this regard, the costs related to the crude oil volume effectively transported are charged to “Administrative and selling expenses” line, whereas the surplus, related to transportation capacity hired but not used is disclosed in the “Other operating expenses, net” line.

In order to guarantee the compliance with the Company’s business commitments related to the “Ship or Pay” transportation agreement executed with OCP and OCP’s related financial obligations, as of December 31, 2004, the Company hold letters of credit for a total amount of about US$ 214 million, out of which the Company will have to provide collaterals in cash in the amount of US$ 148 million.  In this respect, as of such date, the Company set a US$ 41 million collateral in cash.

The maturity scheme of the collateralization obligation of letters of credit as of December 31, 2004, net of collaterals in cash is as follows:

	2005	2006	2007	TOTAL
In Millions of US$	35	36	36	107

These letters of credit should continue to be effective until the Company’s investment commitments and obligations related to OCP are extinguished.  As letters of credit mature, the Company should renew or replace them. Otherwise, such amounts should be paid in cash, which would affect the Company’s financial capacity.

V.    Assets exchange

The Regular Shareholders’ Meeting held on April 3, 2002, approved an agreement with economic effects as from January 1, 2002, whereby:

i)

Petrobras Energía sold to IRHE (Argentine Branch) and GENTISUR S.A. (a company wholly owned by IRHE) its 50% equity interest in Pecom Agra S.A. in the amount of US$ 30 million, which represented a gain of 81, disclosed in the “Other expenses, net” line.

ii)

IRHE (Argentine Branch) and GENTISUR S.A. �ransferred to Petrobras Energía:

-

0.75% interest in the Puesto Hernández joint venture in the amount of US$ 4.5 million;

-

7.5% interest in Citelec, in the amount of US$ 15 million;

-

9.187% interest in Hidroneuquén S.A., a company holding 59% of Hidroeléctrica Piedra del Águila S.A. stock, in the amount of US$ 5.5 million.

The remaining balance, US$ 5 million, was settled through a document maturing in October 2002, which accrues interest at six-month LIBOR plus annual 3% spread.

VI.   Sale of companies

a) Disposal of farming, forestry and mining activity assets

The agreements made in relation to the transfer of the controlling shares of Petrobras Energía Participaciones granted Petrobas an option, whereby if, within a 30-day term subsequent to the end of the purchase-sale of shares, Petrobras Energía would not have sold the assets related to agricultural, forestry and mining activities, Petrobras would be entitled to, but not required to, make the seller acquire those assets in an amount of US$ 190 million or, if any of those assets has been sold, the amount resulting from deducting from such amount, the price received in consideration of the sale made.

Under these agreements, during 2002 Petrobras Energía perfomed the following transactions:

-

In July 2002, Petrobras Energía sold to Anglogold its indirect ownership interest of 46.25% in Cerro Vanguardia S.A., and the assets associated therewith. The price of the transaction has been fixed at US$ 90 million.  The transaction represented a profit of 123, disclosed in the “Other expenses, net” line.

-

In September 2002, Petrobras Energía sold to Argentina Farmland Investors LLC the ownership interest representing 100% of the capital stock of Pecom Agropecuaria S.A. The price of the transaction totaled US$ 53 million, which implied a profit of 27, disclosed in the “Other expenses, net” line.

-

In December 2002, it concluded the disposal of the operations that form part of the forestry business, which included the sale of the 100% shareholding in Pecom Forestal S.A., jointly with the ownership of forestry located in the Paraná delta region, to DRT Investments LLC. In addition, it transferred the going concern related to forestry activities in Misiones to Alto Paraná S.A. In January 2004, the Company completed all the formalities needed for the transfer of the going concern of forestry related industrial activities. The total price of the abovementioned transactions amounted to US$ 53.16 million, resulting in a 153 loss, disclosed in the “Other expenses, net” line.

b) Sale of interest in Combustibles Nucleares Argentinos S.A. (CONUAR)

In October 2002, the Company sold its 66.67% shareholding in CONUAR to Sudacia S.A., a company controled by the Perez Companc Family, including the 68% interest in Fabricación de Aleaciones Especiales S.A. The transaction price amounted to US$ 8 million, while no income (loss) was derived from such sale.

10.      Impairment of assets

I.

Operations in Argentina

The Argentine peso devaluation, the enactment of Public Emergency Law and  the different events that took place caused a significant change in the Company's estimation of the future income (loss) evolution and the   flow   of   certain  businesses  and  assets.  Considering the uncertainties existing with respect to the final breakdown of the economic and financial equation and their recoverability, the Company adjusted the book value of certain investments and assets to their related recoverable values, booking these allowances:

-

Gas areas: Considering the significant adverse impact on gas and power local prices, and the limited possibilities of negotiating price increases within the context of Public Emergency Law, during 2003 and 2002 the Company adjusted the book value of certain investments in gas producing areas in Argentina, booking looses that amounted to 37 and 44, respectively, in the “Other expenses, net” line (see Note 14).

-

Argentine Government public securities: After it declared the cessation of public debt payments, the Argentine Government suspended the possibility of paying taxes using Bonos Patrioticos until after the debt swap has ended.  In view of the underlying uncertainties, as of December 31, 2002, the Company booked an allowance for impairment in value of these government securities amounting to 30.  As of December 31, 2003, this allowance amounted to 23. As of the date of issuance of these financial statements, the Company had decided to enter the debt swap launched by the Argentine Government with its entire remaining holdings for a nominal value of US$ 15.5 million.

-

Tax loss carry forwards: As of December 31, 2003 and 2002 it was not possible to assure that future taxable gains would offset deferred tax assets and accumulated tax loss carry forwards. Consequently, the Company had booked allowances on certain tax loss carryforwards (see Note 13).

As of December 31, 2004, taking into account the profitability expectations arising from the Company’s Business Plan, the Company partly reversed the abovementioned allowance, thus recognizing a gain of 268.  Among other key issues, the analysis took into account: (i) the horizon of sustained high prices for commodities and the current relative stability of the main macroeconomic variables, including the first definitions of the Argentine Government as regards the recovery of energy and gas prices, and (ii) the synergies resulting from the merger with Eg3 S.A. (EG3), Petrobras Argentina S.A. (PAR) and Petrolera Santa Fe S.R.L. (PSF), (See Note 1).

As of such date, the Company has still booked allowances on tax loss carry forwards amounted to 1,336. In future fiscal years Company Management will analyze the feasibility of reversing such allowances as and when the assumptions of its Business Plan become confirmed, mainly as to the positive behavior of macroeconomic variables, the recovery of the Argentine economy and the degree of resolution of structural issues such as the restructuring of Argentine sovereign debt and the renegotiation of public services agreements.  The tax loss carryforwards in question can be used through fiscal year 2007.

-

Tax on minimum presumed income credit: As of December 31, 2004, 2003 and 2002, the Company carries allowances covering the tax on minimum presumed income payments for a total amount of 72.

-

Interests in companies: Additionally to the mentioned in Note 9.III, the Company adjusted the valuation of the interest in Hidroneuquén as of December 31, 2004, 2003 and 2002 at its recoverable value, considering the default on the consolidated financial debt, booking an allowance of 10.

II.      Operations in Ecuador

The prospects regarding operations in Ecuador have changed significantly during 2003 and 2002 mainly as a result of the restrictions caused by the Argentine economic crisis, which determined an important change in the pace of the Company’s global plan of investments, including a delay in the investments planned for the development of Block 31.

Considering the new pace of investments planned for the development of Blocks 18 and 31, together with the review of the potentiality of Block 31´s reserves, the Company estimated that there would be successive deficits of crude oil produced with respect to the total transportation capacity hired for the term of the “Ship or Pay” transportation agreement (See Note 9.IV).

During the years ended December 31, 2003, and 2002, the accounting effects related to such deficit were disclosed setting an allowance, which was included in liabilities. To reflect more appropriately the impairment of the assets, corresponding to operations in Ecuador, based on the estimated future deficits described above, and in order to conform the disclosure criterion to the accounting principles generally accepted in United States of America (US GAAP), as from June 30, 2004, the Company presents such allowance, which amounts to 324, reducing the book value of these assets. The Company has modified, for comparative purposes, the information for the years ended December 31, 2003 and 2002.

The book value of assets in Ecuador, after computing the referred allowance, does not exceed its recoverable value.

11.    Pichi Picún Leufú Hydroelectric Complex (“the Complex”)

The Company, through Petrobras Energía, has a thirty-year concession for the generation of hydroelectric power in the Complex from August 1999.

To ensure completion of works within the term of the concession and a profitability to make the investment viable, the Energy Department granted the Company the amount of 25, to be taken out of a Unified Fund created by section 37 of Law No. 24,065. For the purpose of determining whether or not such amount should be repaid, a support price system was implemented for the electric power to be generated by the Complex and sold on the Wholesale Electric Power Market.

Such support price system will be applied over a ten-year term, which will be divided into two consecutive five-year periods, as from December 1999. In order to implement such system, an Annual Monomial Support Price (AMSP) was set in the amounts of $/Kwh 0.021 and $/Kwh 0.023 for the first and second period, respectively. In order to determine the amount to be reimbursed, every year of the above mentioned term, the difference between the Annual Average Monomial Price of the Complex bars generation, and the aforesaid AMSP, valued in terms of the electric power generated by the Complex during such year will be determined.

Owing to the depressed selling prices set for the energy generated by the Complex, and the prices estimated for the remaining term of the initial five-year period, and considering that the above support price system entails a profitability reassurance to make the investment practicable, as of December 31, 2004, the Company accrued an income of 20.

12.    Financing

The detail of debt as of December 31, 2004, 2003 and 2002, is as follows:

I.  Petrobras Energía’s Global Programs of nonconvertible notes

a) US$ 2.5 billion program

The Regular Shareholders’ Meeting of Petrobras Energía held on April 8, 1998, approved the establishment of a global corporate bond program for up to a maximum principal amount outstanding at any time of US$ 1 billion or its equivalent in other currency.  Later, the Regular and Special Shareholders’ Meeting held on June 20, 2002, authorized the increase of the maximum program amount outstanding at any time during the effectiveness of the program up to US$ 2.5 billion or its equivalent in other currency.

The Regular and Special Shareholders’ Meeting of Petrobras Energía held on July 8, 2003, extended the term of the Petrobras Energía Medium-Term Corporate Bonds Program for five years counted as from May 5, 2003, or the maximum term that may be allowed under any new regulations that might become applicable in the future.

The establishment of the Program was authorized by Certificate No. 202, dated May 4, 1998, and Certificate No. 290, dated July 3, 2002 and Certificate No. 296 dated September 16, 2003, of the CNV.

As of December 31, 2004, there remained outstanding the following classes of corporate bonds under the medium-term global program:

-

Class B, for US$ 5 million, payable in a single installment in May 2006, at a 9% fixed annual rate.

-

Class C, for US$ 220 million, with the last maturity in July 2005, which will be amortized in quarterly installments as from 2004. As of December 31, 2004, the amount of US$ 63 million is effective in this class.  Class C notes shall accrue interest at LIBOR plus 3%. As to this transaction, the Company arranged an interest rate swap, fixing the annual interest rate at 7.93%. Should the Argentine Government impose restrictions on transfers of US dollars, the Company is entitled to meet the payment obligations arising from this transaction by delivering oil or a combination of US dollars and oil, at the Company’s choice.  In the event of payment being made in oil, the volume delivered to the holders of the securities shall be priced at the WTI spot price at the time; the guaranteed minimum price for such oil is 15 US$/bbl, and the volume shall not exceed 18.5 million barrels over the whole life of the agreement.  Deutsche Bank AG London undertook, if such conditions were verified, to buy such oil while guaranteeing holders of the securities full repayment of the debt.  In this connection, the Company executed a conditional call option that will trigger if and when the price of WTI drops below 15 US$/bbl.  As regards the Company’s exposure to the price of WTI, the effect of the above is economically and financially neutral.

-

Class F,  for a face value of US$ 64.4 million maturing in August 2005, at a 7.875% annual rate.

-

Class G, for a face value of US$ 250 million maturing in January 2007 at a 9% annual rate.

-

Class H, for a face value of US$ 181.5 million maturing in May 2009, at a 9% annual rate.

-

Class I, for a face value of US$ 349.2 million maturing in July 2010, at a 8.125% annual rate.

-

Class K, for a face value of US$ 286.3 million, quarterly payable as from January 2004 and with final maturity date in October 2007, accruing interest at three month LIBOR per annum, plus 4%. As of December 31, 2004, the amount of US$ 223 million is effective in this class.

-

Class M, for a face value of US$ 181.8 million, quarterly payable as from January 2004 and with final maturity date in October 2007, accruing interest at three month LIBOR per annum, plus 4.75%. As of December 31, 2004, the amount of US$ 142 million is effective in this class.

-

Class N, for a face value of US$ 97 million, with principal amortized in two installments, the first – equivalent to 9.9099% of nominal value – settled on the same day of issuance, January 24, 2003, and the remaining due in June 2011, accruing interest at nine-month LIBOR plus 1%.  As of December 31, 2004, the amount of US$ 87 million is effective in this class.

-

Class Q, for a face value of US$ 3.98 million, with two principal amortization installments: the first equivalent to 10% of the face value settled on the same day of issuance, April 25, 2003, and the remainder in April 2008, at an interest rate of 5.625%.  As of December 31, 2004, the Company is carrying US$ 170,000 of such issue in its own portfolio.

-

Class R, for a face value of US$ 200 million, with due in October 2013, accruing interest at 9.375%.

b) US$1.2 billion program

As of December 31, 2004, under the medium-term Global Program which date for the issuance of new notes expired in June 1998, the Sixth Series is outstanding in the amount of US$ 32.6 million, the only installment of which becomes due in July 2007 at a 8.125% fixed annual rate.

The proceeds from all issuances of the all the corporate notes under both programs, were used to refinance liabilities, increase working capital, for capital expenditures of fixed assets located in Argentina or capital contributions to affiliates.

The obligations arising out of issuances are disclosed net of the issuance discounts to be accrued. The deferred costs for such issuances are included in Prepaid expenses and interests within “Other receivables” account.

II.  Cross default covenants

Class F, G, H, I, N, Q and R notes include cross default covenants, whereby the Trustee, as instructed by the noteholders representing at least 25% of the related outstanding capital, shall declare all the amounts owed due and payable, if any debt of the Company or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 25 million or 1% of Petrobras Energía’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within 30 days after the Company has been served notice of the default.

Class K and M notes include cross default covenants, whereby the Trustee, as instructed by the noteholders representing at least the majority of the respective outstanding capital, shall declare all the amounts owed due and payable, if any debt of the Company or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 15 million or 1% of Petrobras Energía’s shareholders’ equity upon those maturities.

Class C notes issued under the US$2.5 billion program, as well as certain loan agreements, include cross default covenants, whereby the Trustee or the creditor bank, as appropriate, shall declare all the amounts owed as due and payable, if any debt of the Company is not settled upon the maturity date, provided that those due and unpaid amounts exceed the amount of US$ 10 million or 1% of Petrobras Energía’s shareholders’ equity in relative terms, upon those maturities.

The remaining outstanding amount of the Sixth Series and Class B notes does not include cross default covenants, as unanimously decided by the special meetings held by the noteholders of those series on July 10, 2002.

 III.    Covenants

In relation to the issuance of Class K and M notes and medium-term credit instruments (“the refinanced financial debt”), while some portion of the debt remains unpaid, the Company shall be subject to the compliance with a series of restrictions and obligations, which include, among others, the following:

i)

Restrictions on liens: The Company shall not create, except for limited number exceptions, any lien upon the whole or any part of its assets and its current or future income, including any right to earn income, unless it grants identical security interests to the refinanced financial debt.

ii)

Restrictions on the payment of dividends: The Company shall not distribute cash dividends prior to December 31, 2004, in cash exceeding US$ 650,000, and exclusively for them to be applied to the payment of certain administrative expenses. After this date and before October 2004, the aggregate amount paid shall not exceed 50% of the “excess cash” (defined as cash provided by operating activities less aggregate capital expenditures allowed, up to the amount of actual capital expenditures, less net financial debt repaid) for the immediately preceding fiscal year, less the extraordinary dividends paid.

iii)

Restrictions on capital expenditures: The Company shall not make any capital expenditure, including the amount of debt incurred in relation thereto, in excess of US$ 425 million in 2005 and US$ 475 million in 2006 and 2007.  These limits shall be increased by: (i) proceeds from the sale of assets, (ii) 50% of the excess cash for the prior fiscal year, (iii) contributed capital for capital increases, subordinated debt and project finance, and (iv) 50% of contributed capital for new debt issuance.  Otherwise, the aggregate dividends paid shall decrease the limit of capital expenditures.

iv)

Restrictions on the incurrence of new financial debt: The Company shall not incur any financial debt as long as, after the estimation thereof, the ratio of: (A) consolidated financial debt, and (B) consolidated EBITDA (defined as gross profit less administrative, selling and exploration expenses, plus depreciation and amortization, dividends and advisory services collected) exceeds 3.5.  The referred restriction shall be not applicable to subordinated debt, debt resulting from the investment project finance and that incurred to settle the existing debt.

v)

Restrictions on the ratio of consolidated financial debt (excluding subordinated debt) and consolidated EBITDA: the ratio of both shall not be greater than 3 as from 2005 through 2007.  For interim periods, the restriction will be weighted considering the period of four consecutive quarters prior to the end of the quarter.

vi)

Restrictions on the ratio of EBITDA to Interest: the ratio between both shall not be lower than 3 as from 2004 through 2007.  For interim periods, the restriction will be weighted considering a period of four consecutive quarters prior to the end of the quarter.

vii)

Restrictions on the maturity date of the financial debt: at any time, the short-term financial debt shall not exceed an amount equal to US$ 650 million.

viii)

Export obligation: the relation between exports and export receives and the total principal services (principal repayments, plus accrued interest) ratio for Serie K shall be higher than 1.25 y 1.1, respectively.

ix)

Mandatory financial debt redemption: within a term that shall not exceed 120 days as from fiscal year-end, the Company shall mandatorily redeem on a prorata basis a portion of the refinanced financial debt of up to 50% of the excess cash during such fiscal year.  Likewise, proceeds from the sale of assets, excluding those that constitute the business purpose, not reinvested within 360 days, and the 50% of the derivatives income of new debt, shall be used to prepay the refinanced financial debt.

IV.   Financing of the Genelba Electric Power Generation Plant

The investment was financed through loans granted by international banks, which are being semiannually repaid from June 1998 over a period of 10 years. They may be settled in advance at any time, at Petrobras Energía’s discretion, and the remainder with the use of cash inflows. The loans may be prepaid at any time at Petrobras Energía’s option. As of December 31, 2004, the amounts outstanding from the financing of the plant were US$ 36 million, of which US$ 15 million is related to a contract which contains restrictive covenants, including restriction on selling or leasing more than 40% of the plant during the year in which the debt is outstanding.

V.  Loan from International Finance Corporation (“IFC”) to Innova S.A. (“Innova”)

In October 1999, Innova executed a long-term loan agreement for US$ 80 million comprising tranches A and B of US$ 20 million and US$ 60 million, respectively. Amortization of principal will be as from June 2002, in 16 and 12 semiannually installments for tranches A and B, respectively. The applicable interest rate is LIBOR plus 3.25%.

The loan was secured by a mortgage on certain real property owned by Innova. In addition, unless certain conditions indicated in the loan agreement occur, Petrobras Energía guarantees its timely payment.

The IFC financing was completed by issuing preferred stock in the amount of US$5 million, fully paid-in during December 1999.

Certain covenants in the agreement prescribe restrictions in relation to dividends, investments in property, plant and equipment, restrictions upon the transfer, sale or rental of an important part of the assets, incurring long-term debt and providing mortgages. In addition, Petrobras Energía directly or through its subsidiaries, is committed to retain a 51% participating interest in Innova’s common stock.

The funds provided by the IFC were used to construct styrene and polystyrene plants in the Brazilian State of Rio Grande do Sul.

VI.     Payable for purchase of 10% interest of Distrilec

In June 1999, the Company, through its subsidiary Petrobras Bolivia International S.A., or PBI, acquired a 10% interest in Distrilec for an amount of US$ 101 million.  The related payment was documented through a promissory note issued by PBI and secured by Petrobras Energía for the benefit of Entergy, with a maturity date in June 2002, at a 7% annual fixed rate. The note was later transferred to a financial trust located in Argentina through a securitized transaction, whereby bonds denominated in US dollars were issued and placed among Argentine investors.

Upon the promissory note maturity date, the Company and holders of trust certificates represented contrary interpretations with respect to the application to that debt of measures related to the translation into pesos (dedollarization) of payable obligations stated in foreign currencies issued under the Public Emergency and Foreign Exchange System Reform Law. At the request of the trustee, the Company started a mediation process to reach an agreement that documents the debt payment. This agreement expired without fulfilling its terms and conditions.

In November 2002, PBI irrevocably transfered all its rights and duties by virtue of the promissory note issuance to Petrobras Energía. Afterwards, on January 8, 2003, Petrobras Energía launched a Class “N” corporate bonds swap offer for a face value amounting up to US$ 101 million maturing in 2011, for all and each of the debt securities, stating that such offer was not a waiver or release from any of the Company’s rights in favor of the conversion of the abovementioned promissory note in Argentine pesos, or an acknowledgement or acceptance of any claim against such conversion.

Petrobras Energía has received and accepted offers from debt security holders equivalent to 96.0594% of their outstanding face value. To offset this, and according to the conditions of the swap offer, Petrobras Energía S.A. issued class “N” corporate bonds amounting to a face value of US$ 97 million (see Note12.I.a). Given that the terms and conditions of the new debt instruments differ substantially form the original as regards both maturity and financial expense, upon refinancing, the Company recognized a new liability that has been measured in accounts on the basis of the best estimate of the discounted value of total amount payable.   On such a basis, the original liability was reduced to US$ 77 million, giving rise to a gain of 34.

On April 16, 2003, the Company launched an offer to exchange every and all trust debt securities that had not been entered into the previous exchange for Class Q Corporate Bonds for an aggregate face value of up to US$ 4 million and maturing in 2008. Due to the offers received, the Company made Class Q for a nominal value of US$ 3.98 million (see Note12.I.a).

As of December 31, 2004, the Company offset the receivable resulting from its trust debt-securities against the payable resulting from the promissory note issued by PBI, which amounted to about US$ 100 million, considering that it has the financial capacity to settle it in full.

VII.    Loan agreement signed between Petrobras Energía Venezuela S.A. and the IFC

In July 2003, Petrobras Energía Venezuela S.A., a wholly-owned subsidiary of Petrobras Energía, executed loan agreements in the amount of US$ 105 million with the IFC.

The loan is primarily composed of Tranche A for US$ 80 million, maturing in a term of eights years and a half, including one grace period, payable semiannually and at an annual LIBO nominal rate + 4.75%, and Tranche C for US$ 25 million, maturing in a term of 9 years and a half, at an annual LIBO nominal rate + 1.50%.

The funds obtained from this loan were used in executing the investment plan related to the development of the Acema, Mata, La Concepción and Oritupano Leona areas, in Venezuela.

VIII.    Edesur Indebtedness

Certain loan agreements entered into by Edesur S.A. contain “cross-default” covenants, whereby creditor banks are entitled to declare all amounts owed to be due and payable if any debt item is not paid when due and the outstanding past due amounts exceed the respective stipulations in the agreements.

Some of the abovementioned agreements include “cross-acceleration” covenants, whereby the creditor banks are entitled to declare all amounts owed to be due and payable in the event of Edesur S.A. being subject to the acceleration of any other debt in circumstances provided for in such agreements.

Also, some agreements include restrictive clauses that basically consist in meeting certain financial ratios. As of December 31, 2004, Edesur meets with such ratios.

Additionally, loan agreements do not establish any type of guarantee.

On October 5, 2004, Edesur  – under its medium-term debt-securities issuance program – issued Corporate Notes denominated in pesos for a value of 120 in two series: Class 5, with a term of 18 months, and Class 6, with a term of 3 years.

The Class 5 corporate notes were issued for a nominal value of 40 at an issuance price of 97.32% with a fixed coupon of 8.5% per annum, while Class 6 was issued for a face value of 80, accruing interest at a variable rate calculated on the basis of a reference rate published by the Central Bank of Argentina, with a minimum of 4% per annum, plus a differential margin of 3% per annum.

Edesur will apply the net proceeds from this issuance to refinancing its financial liabilities.

IX.     CIESA and TGS indebtedness

As of December 31, 2004, CIESA’s financial debt relates to the issuance of corporate bonds with a par value of up to US$ 220 million and with original maturity in April 2002.

In the wake of the new Argentine macroeconomic situation, as from the enactment of Public Emergency Law (see Note 9.III), CIESA did not pay the principal and the last interest installment upon maturity or cap and collar agreements. Consequently, CIESA´s indebtedness included in the proportional consolidation, has been disclosed in the “Short-term debt” line.

CIESA’s Management is currently negotiating with the creditors to agree to extend the term to fulfill the related payment. No pledges have been made by CIESA’s shareholders to provide financial aid. In order to create the flexibility necessary to make progress in restructuring CIESA's financial debt, CIESA's shareholders executed, in April 2004, the Framework Agreement described in Note 9.I b).

On February 24, 2003, TGS started a global rescheduling process of US$ 1,027 billion of its current financial indebtedness, which represents almost the entire debt.  This process is primarily intended to spread out the maturity dates in the short term, to change certain financial restrictions included in the financial agreements and to adjust the interest rate and amortization term, so as to adjust the cash flows required for the debt repayment to the estimated cash flows, without requiring debt principal reductions.

Based on TGS’s proposal to its creditors, the debt rescheduling agreement would be implemented through the out-of-court composition agreement (“APE”), recently introduced by Argentine laws, whereby the approval by two thirds of the creditors is a requirement for the court to grant approval.  As TGS could not meet this required majority, on May 14, 2003, it withdrew the referred rescheduling proposal and simultaneously announced the postponement of the interest payment.

On October 1, 2004, TGS made a new restructuring proposal covering US$ 1.018 billion of its financial debt, which ended on November 12, 2004. By such date the debt presented for swapping amounted to US$ 1.016 billion, which represents about 99.76% of TGS's financial debt. The creditors that accepted the proposal received a cash payment equivalent to 11% of the outstanding principal amount and new debt securities for the remaining 89% of the outstanding principal amount, structured into two tranches, A and B, with amortization terms of 6 and 9 years respectively, accruing interest rates ranging from 5.3% to 10%.

In addition, the creditors that accepted the debt swap received a cash payment of the accrued and outstanding interest on the previous debt, calculated at the interest rate stipulated by contract for each instrument up to December 31, 2003, and at an annual rate of 6.18% from January 1 to December 15, 2004.  The interest payment was considered full settlement of any claim for interest owed, including punitive interest.

Pursuant to the financing agreements executed in connection with the debt restructuring, TGS is required to comply with a series of restrictions, which include, among others, restrictions on debt issuance, new investments, sale of assets, payment of technical assistance fees and dividend distribution.

X.      Detail of long-term debt

Long-term debt as of December 31, 2004, is made up as follows:

The maturities of long-term debt as of December 31, 2004, are as follows:

13.    Income tax and deferred tax

The Company’s provision for income tax was comprised of the following:

The tax effect of the significant differences between the book value and the tax value of the Company´s assets and liabilities and tax loss carryfowards are as follows:

(1) 501 are included in the “Other receivables” line and 117 are disclosed in the non-current “Payroll and social security taxes” line.

The reconciliation of tax provision at the statutory rate of 35% to the tax provision, (before taxes) and the minority interest in the subsidiary’s earnings (losses), is as follows:

Tax loss carryforward and deferred losses include the following items and may be used through the dates indicated below:

14.     Contingencies and environmental matters

The movements of reserves for contingencies were as follows:

Account	Balances at beginning	Net increase (decrease)	Balances at end
Deducted from assets:			
Current			
For investments (a)	23	(23)	-
For doubtful accounts	42	31	73
Tax loss carryforwards	69	(69)	-
Deferred losses	66	(66)	-
Inventories' obsolescence	4	(2)	2
	204	(129)	75
Non-current			
For other receivables			
Tax loss carryforwards	1,503	(167)	1,336
Deferred losses	148	19	167
Tax on minimum presumed income (a)	72	-	72
For investments (a)	10	-	10
For property, plant and equipment (a)	383	4	387
Inventories' obsolescence	2	-	2
	2,118	(144)	1,974
TOTAL 2004	2,322	(273)	2,049
TOTAL 2003	2,299	23	2,322
Included in liabilities:			
Current			
Labor and commercial contingencies	44	(13)	31
	44	(13)	31
Non-current			
Labor, commercial and other contingencies	75	(4)	71
	75	(4)	71
TOTAL 2004	119	(17)	102
TOTAL 2003	114	5	119

(a)      See Notes 9 and 10.

a)    Environmental matters

The Company is subject to extensive environmental regulation at both the federal and local levels in Argentina and in other countries in which it operates. Petrobras Energía Participaciones´s management believes that its current operations are in material compliance with applicable environmental requirements, as these are currently interpreted and enforced, including sanitation commitments assumed. The Company and its subsidiaries have not incurred any material pollution liabilities as a result of their operations to date.  Petrobras Energía Participaciones undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on such new projects have not had material adverse impact on Petrobras Participaciones’s business. There are no significant lawsuits or administrative proceedings against the Company related to environmental issues.

The Company conducts its business considering  excellence in Safety, Health and Environmental matters as a cornerstone of its corporate strategy.

With its Quality Assurance, Safety, Health and Environmental Protection policies, the Company commits itself to ensuring the quality of its products and services, preserving the safety and health of its personnel, contractors and neighboring communities and protecting the environment.

The Company has been a pioneer in environmental practices certification (ISO 14001) both in Argentina and in the oil industry worldwide. The Company has over 90 Environment (ISO 14001), Quality (ISO 9001) and Security & Occupational Health (OHSAS 18001/IRAM 3800) certifications with regular external audit procedures held by third parties audit firms.

During fiscal year 2003, the Company engaged the services of an international consulting company to perform an environmental audit of its operations.  Such audit’s final report identified a set of actions necessary to put into fully practice the standards of its Occupational Health and Safety and Environmental Protection Policy.  On such basis, the Company will make investments amounting to about US$ 23 million, which include improvements in its prevention systems and production facilities.  In addition, the Company will implement a variety of corrective and remediation measures, in relation to which the Company recorded a loss of 45 for the fiscal year ended December 31, 2003.  Including the prior amount, the total expenses incurred by the Company for fiscal year 2003 amounted to 58.

In April 2004, the Company launched its new Quality, Safety, Health and Environmental Protection policies (designated by the Spanish initials “SMS”), each of which mark a step forward from the standards in effect until then.  The new SMS policies incorporate leading edge concepts such as eco-efficiency, and operations sustainability and life cycle.

In this context, the Company performed an environmental study, supplementary to the environmental audit performed in fiscal 2003.  Such study found that, under the new SMS policies, remediation measures were required.  Accordingly, the Company booked a loss of 33.  The charges to income for remediation expenses over fiscal year 2004 totaled 51.

b)     TGS stamp tax

As of the date of issuance of these financial statements, TGS is party to  claims by the Tax Bureaus of the Provinces of Río Negro and La Pampa for stamp tax purportedly due on the contracts and service provision offers between TGS and its customers.  The total amount claimed is 506 (including fines and interest calculated as of the date of each claim).

In both cases, TGS filed adminstrative appeals before the respective Provincial Tax Bureaus.  Subsequently, TGS petitioned the Supreme Court of Justice of the Nation (“SCJN”) for a declaratory judgments on the legitimacy of each of the provincial claims.  The SCJN granted the precautionary measures requested and ordered each province to abstain from any acts aiming to collect such stamp tax until such court has ruled on the  basic issue.   As of the date of these financial statements, the Río Negro Provincial Tax Bureau has rejected, in the administrative proceedings, the appeals filed; therefore, TGS is awaiting the final decision by the SCJN.

Nevertheless, TGS Management considers that the contracts and transportation offers are not subject to the tax in question.  Should such instruments eventually be considered taxable, TGS understands that such event should be considered as a change in the interpretation of a tax rule and, hence, the effects should be passed on to the rates, as provided for in the regulations specifically applicable to such cases.  The ENARGAS has stated that the provincial stamp tax claims lack legal basis and, therefore, are illegitimate.

Similar claims have been made by the Tax Bureaus of the provinces of the Santa Cruz, Chubut and Neuquén, and the latter also claims stamp tax on the Share Transfer Agreement executed when the former federal-government-owned company Gas del Estado was privatized and on the Technical Assistance Agreement.

In April 2004, the SCJN declared the tax claim by the province of Santa Cruz to be inappropriate and inapplicable, thus laying an important court precedent for the resolution of the claims made by the other provinces, which are similar to that made by the province of Santa Cruz.

On June 7, 2004, the Neuquén Provincial Executive issued Decrees Nos. 1,133 and 1,134, which accept the appeals by TGS regarding the Gas del Estado transfer agreement and the Technical Assistance Contract, and thus the provincial tax authorities laid their claims to rest in such cases.  Both Decrees have been incorporated into the file of the case pending before the SCJN.

In July 2004, the Chubut Provincial Tax Bureau, in administrative proceedings, by Resolution No 198/04, withdrew its claim, in view of the SCJN judgment.  Such resolution was ratified by the Chubut Province Ministry of Economy and Public Credit through Resolution No. 143 of August 20, 2004, which accepted the appeals filed by TGS.

Although no assurance can be given, TGS Management believes it has strong arguments for defense against the claims mentioned above and that any obligation that might eventually be assessed will not have significant adverse effects on the Company’s results of operations or financial position.

c)     Fixed charges for connection with Transener

The ENRE authorized, by Resolution No. 1650/98, an increase in the connection charge, in full compliance with effective rules and regulations.  Many generation companies filed administrative appeals before the Energy Department seeking that such increase be reversed; the Energy Department rejected such appeals.  Only Central Térmica Güemes S.A. filed an appeal directly with the Federal Administrative-Contentious Court of Appeals, which decided in favor of the request. Transener and the ENRE filed an extraordinary appeal before the Supreme Court of Justice of the Nation.  On June 27, 2003, the Court of Appeals admitted the motion for appeal before the Supreme Court.  The record of proceedings was remitted to the Supreme Court of Justice of the Nation. In late December the Supreme Court remitted the record of proceedings to the Procurador (Head Legal Counsel for the Government), whose office is currently analyzing such proceedings.

As reported by the legal counsel, Transener considers that the final outcome of this issue will not give rise to any significant obligation.  Therefore, no provisions have been booked in this regard.

d)    Tax issues

The Company holds interpretative differences with the AFIP (Argentine Federal Public Revenues Administration) and provincial tax authorities about taxes applicable on oil and gas activity. Company Management and its legal advisors estimate that the outcome of such differences will not have significant adverse effects on the Company's financial position or results of operations

e)    Value-added tax on operations in Ecuador

As of December 31, 2004, the Company -as is the case of many other companies producing and exporting oil in Ecuador- has a tax credit from Ecuadorean tax authorities ("SRI"), which is based on the VAT to be reimbursed upon exporting oil.   The SRI has issued notice that it will not make such reimbursement because it interprets that such item had already been considered when determining the parties respective shares of the oil produced. Such resolution has been appealed before the Tax Court, which to date has not issued any ruling in this respect. On July 1, 2004, an international arbitration award was passed in favor of one of the oil-producing and exporting companies in dispute with the Ecuadorean Government in this connection. The international arbitration award established that the VAT in question should be reimbursed. The Ecuadorean Government has objected such arbitration and considered it void.  On August 11, 2004, the Ecuadorean National Congress passed a VAT interpretation law, which provides that the reimbursement of such tax is not applicable to the oil industry. According to the Company’s management and legal advisors, it is likely that such VAT interpretation law will be declared unconstitutional; in such a case, the VAT reimbursement sought by the Company would probably take place.

 In the opinion of its legal advisors, the Company is entitled to the VAT reimbursement, whether by SRI or by a renegotiation of its share of the oil produced,  given that, when the respective shares of oil production were stipulated, the exports of goods and the rendering of services were not subject to VAT.  Should the final outcome be adverse to the Company, the value of the VAT accounts receivable should be booked under PP&E in an amount of about US$ 2 million, and under losses, in an amount of about US$ 12 million.

15.     Contractual commitments, warranty bond, suretyships and guarantees granted

The warranty bonds, suretyships and guarantees as of December 31, 2004, which are not disclosed in the remaining notes, amount to 74.

In addition, as of December 31, 2004, the Company had the following contractual commitments:

	Total (units)	Total	Until

Purchase Commitments
Ship or pay agreement with OCP (in millions of bbls.) (1)	369	2,538	2018
Long–term service agreement	30	88	2007
Gas transportation agreement with TGS (in MMm3)	10,674	402	2014
Bolivian gas transportation agreement (in MMm3)	5,213	180	2017
Ethylene (in thousands of tons)	337	714	2015
Benzene (in thousands of tons)	930	2,425	2015

Sales commitments
Natural gas (in MMm3)	19,729	1,928	2019
Crude oil (in millions of barrels)	4	370	2020
Styrene (in thousands of tons)	52	151	2007
Electric power (in MWh)	587,291	26	2007
LPG (in thousands of tons)	32	31	2005

(1) Net of transportation capacity sold to third parties (see Note 9.IV)

16.     Contribution, benefit pension and stock option plans of Petrobras Energía

a)    Contribution and benefit pension plans

*      Defined contribution plan:

The Company sponsors a defined contribution plan that applies to all employees of Petrobras Energía  with salaries above a specified level. Through this plan, the Company matches contributions by employees which are in excess of legally required amounts. Such contributions are charged to expenses in the year they are paid. Due to the significant changes in the Argentine economic scenario and the uncertainties posed by the Argentine economic conditions, as from January 2002, Petrobras Energía has suspended, at the moment, this benefit. Such benefit will be reestablished as soon as there is a social security savings means considered adequate to such end.

*      Defined benefit pension plan:

All employees of the Company, that take part without interruption in the defined contribution plan, that have joined the Company prior to May 31, 1995, and that qualify subject to certain years of service, are participants in this plan. The employee benefit is based on the last computable salary and years of service of the employee.

The plan is of a supplemental nature, that is to say the benefit to the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order that the aggregate benefit to each employee from the three plans equals the one stipulated in the plan. Once retired, the employees are entitled to a fixed monthly payment.

The plan calls for a contribution to a fund exclusively by the Company and without any contribution by the employees, provided that they should make contributions to the retirement system for their whole salary. Assets of the fund were contributed to a trust and they are invested mainly in bonds, corporate bonds, mutual funds, and certificates of deposits.  The Bank of New York is the trustee and Watson Wyatt is the managing agent. The Company determines the liability related to this plan by applying actuarial calculation methods.  As of December 31, 2004, the most relevant actuarial information on the defined-benefits pension plan is as follows:

According to its By-laws, the Company contributes to the fund through a contribution proposed to the Shareholders' meeting by the Board of Directors and can increase up to a maximum of 1.5% of the net income for the year. During the years ended December 31, 2004, 2003 and 2002, the Board of Directors did not make use of this power.

Should there be an excess (duly certified by an independent actuary) of the funds under the trust agreement to be used to settle the benefits granted by the plan, the Company will be entitled to make a choice and use it, in which case it would have to notify the trustee thereof.

During the last quarter of 2002, Petrobras Energía admitted the advanced collection of this plan by benefiaries should they expressly state so. All the individuals that exercised the abovementioned option before February 13, 2003, have lost their rights to collect their retirement supplement, thus they are no longer plan beneficiaries.

b)      Stock option plan

The Board of Directors of Petrobras Energía approved the application of a long-term incentive program for the purpose of aligning the interests of officers and shareholders.

As part of this program, the Board of Directors of Petrobras Energía approved the Plans for year 2001 (“2001 Plan”) and for year 2000 (“2000 Plan”), focused on senior officers of Petrobras Energía. Both plans consist in granting the right to exercise certain options to receive Petrobras Participaciones shares or the cash equivalent at market, as described below:

2001 Plan

i.     5,364,125 options to receive the value arising from the positive difference between the average listed price of Petrobras Participaciones shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.64 Argentine pesos per share, for such number of shares (“appreciation rights”).

Regarding these options, 1,609,237 options may be exercised as from March 5, 2002, 1,609,238 options may be exercised as from March 5, 2003, and 2,145,650 options as from March 5, 2004. As of December 31, 2004 the exercised options amount 3,617,026, almost integrally in cash.

*

ii.     596,014 options to receive the same number of shares at no cost for the beneficiary.  These options may be exercised as from March 5, 2005 (“full value”).

Beneficiaries of this plan will be entitled to exercise their rights until March 5, 2007, from the dates mentioned above.

2000 Plan

i.

3,171,137 options to receive the value arising from the positive difference between the average listed price of Petrobras Participaciones shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.48 Argentine pesos per share, for such number of shares (“appreciation rights”).

Regarding these options, 951,341 options may be exercised as from May 29, 2001, 951,341 options may be exercised as from May 29, 2002, and 1,268,455 options as from May 29, 2003. As of December 31, 2004 the exercised options amount 2,455,465, almost integrally in cash.

ii.

352,347 options to receive the same number of shares at no cost for the beneficiary.  These options may be exercised as from May 29, 2004 (“full value”). As of December 31, 2004 the exercised options amount 215,941, almost integrally in cash.

Beneficiaries of this plan will be entitled to exercise their rights until May 29, 2006, from the dates mentioned above.

The cost of such benefit is allocated on proportional basis to each year within the exercise years and adjusted in accordance with the listed price of the share. According of 6 and 8 were charged to operating expenses for the years ended December 31, 2004 and 2003.

17.      Capital stock and restrictions on unappropriated retained earnings

As of December 31, 2004 the Company's capital stock totaled 2,132 fully subscribed, issued, paid-in and registered. Changes in capital stock in the last three fiscal years:

	December, 31
	2003	2002	2001

Common stock – face value $	1	1	1

Class A: 5 votes per share	-	-	628
Class B: 1 vote per share	2,132	2,132	1,504
	2,132	2,132	2,132

Since January 26, 2000, the Company Class B shares are listed on the Buenos Aires Stock Exchange and on the New York Stock Exchange.

Based on the change in the interest control described in Note 21, on October 17, 2002, the BCBA (Buenos Aires Stock Exchange) authorized the conversion of class "A" common shares into the same number of class "B" common shares and their admission into the listing system. In addition, the CNV approved their public offer.

According to outstanding legal provisions, 5% of the net income of the fiscal year should be assigned to increase the balance of the legal reserve up to an amount equivalent to 20% of capital stock.  Due to a decrease of 37 in the legal reserve approved by Special Shareholders' Meeting held on April 4, 2003, the Company shall not distribute benefits until reimbursement.

Financial covenants executed upon refinancing the Company's global financial debt limit the subsidiary's ability to pay cash dividends (Note 12.III).

Under Law No. 25,063, any dividends distributed, in cash or in kind, in excess of the taxable income accumulated as of the year-end immediately prior to the respective payment or distribution date, will be subject to thirty-five percent income tax withholding, as single and definitive payment. For this purpose, taxable income is deemed to be that resulting from adding up the income as determined under the general provisions of the income tax law and the dividends or income obtained from other corporations and limited liability companies not taken into account in determining the former for the same tax period or periods.

18.     Other receivables, other liabilities, other operating income, and other expenses, net.

 (a)

In December 2001, the Company, through its subsidiaries Petrobras Energía Venezuela S.A. and Corod Producción S.A., assigned to an international lending institution a part of the capital fees (related to investments made by such companies) to be collected from PDVSA, as provided by the Oritupano Leona Consortium Service Agreement (see Note 6), in the amount of US$ 120 million. Capital fees assigned must be settled by PDVSA in twelve quarterly, equal, and consecutive installments starting February 2002. This transaction was made, net of the discount made at LIBOR plus 2.75%. In order to guarantee the lending institution that PDVSA will meet the obligations under this agreement, the Company assigned an additional part of the capital fees to be collected from PDVSA in the amount of US$ 10 million. Should PDVSA not settle any amount payable on this account by the due-date, exclusively in the event that such noncompliance stems from any commercial challenge or claim that such company may have with respect to billings for investments made, the Company may choose to assign the lending institution additional capital fees in an amount equivalent to that challenged, or else it may settle the payable in cash. This assignment does not release Consortium members from the obligations under the previously mentioned service agreement.

(b)    Tax benefits enjoyed by Innova S.A. consisting in a partial reduction of certain taxes in accordance with a program of incentives that the Brazilian state of Rio Grande do Sul provides to companies located there.

19.    Balances and transactions with related companies

The outstanding balances from transactions with related companies as of December 31, 2004, 2003 and 2002, are as follows:

The main transactions with affiliates for the years ended December 31, 2004, 2003 and 2002, are as follows:

20.    Business segment and geographic consolidated information

Petrobras Participaciones's business is mainly concentrated in the energy sector, especially through its activities in oil and gas exploration and production, hydrocarbons marketing and transportation, refining, petrochemicals and electricity. According to this, the identified business segments are as follows:

a)    The Oil and Gas Exploration and Production segment is composed of Petrobras Energía’s directly held oil and gas operations.

b)   The Refining segment includes Petrobras Energía’s operations in Refinería San Lorenzo and its interests in Refinería del Norte S.A. and Empresa Boliviana de Refinación S.A.

c)   The Petrochemical segment includes Petrobras Energía’s operations in PASA, and its interests in Innova   S.A. and Petroquímica Cuyo S.A.

d)   The Hydrocarbons Marketing and Transportation segment mainly includes the sale of gas produced in Argentina and of the liquids obtained from gas processing, together with the gas and LPG brokerage service activities, and its interest in Transportadora de Gas del Sur S.A., Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.

e)    The Electricity segment includes Petrobras Energía´s operations in the Genelba plant and Pichi Picún Leufú Hydroelectric Complex, and its interest in Edesur S.A., Transener S.A., Enecor S.A., Yacylec S.A. and Hidroneuquén S.A.

Assets and results of operations related to the Central Services Structure, those not attributable to any given business segment, discontinued operations and intercompany eliminations are all disclosed together.

The applicable valuation methods to report business segment information are those described in Note 4 to these financial statements. The inter-segments transaction prices are made at market value.

The following information shows total assets, total liabilities and net income (loss) for each of the business segments identified by the Company's management:

The following information shows total assets and net sales by geographic area.

21.    Controlling Group

On October 17, 2002, Petrobras Participacoes, S.L., a wholly-owned subsidiary of Petrobras, acquired 58.6% of Petrobras Energía Participaciones’s capital stock from the Perez Companc Family and Fundación Perez Companc.  Petrobras is a Brazilian company, whose business is concentrated on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad.

22.    Subsequent events

1.

Sales and association agreement entered into with Teikoku Oil Co Ltd.

In January 2005, Petrobras Energía entered into a sale and association agreement with Teikoku Oil Co., Ltd, (Teikoku).  Under such agreement, 40% interest in Blocks 18 and 31 in Ecuador were transferred.   In addition, the agreement establishes the transfer of 40% of Petrobras Energía’s rights and obligations under the crude oil transport agreement that had been entered with OCP as from the moment in which Block 31 will reach an average production of 10,000 barrels per day over a 30-running day period.

Teikoku’s consideration will consist in an initial payment in cash of US$ 5 million and a subsequent payment of US$ 10 million subject to the compliance with certain infrastructure works required to develop Block 31. Such infrastructure works will be performed by Petrobras Energía and Teikoku jointly.  The transaction does not generate any significant financial results.

In addition, Teikoku will make investments in Block 31 in excess of its percentage of participation in the joint venture, thus enabling a faster development of the block and a faster establishment of reserves into cash.

This agreement will enable a 40% reduction in the letter of credits guarantying Petrobras Energía compliance with those commercial obligations assumed under the transport agreement entered into with OCP.

As a result of this agreement, which is subject to the approval of the Ministry of Energy of Ecuador, the Company will have through its subsidiaries in Ecuador a 60% participation in Block 31 and a 30% participation in Block 18, keeping its condition as operator in both blocks.

2.

Rate renegotiation.

In January 2005, Transener signed an understanding letter together with UNIREN (Renegotiation of Utilities Agreements Unit). Such understanding letter establishes, among other things, rules for the renegotiation of the concession agreement entered into by Transener S.A., including issues related to rates, investments and service quality.  In that respect, it is expected that there will be an increase in rates; a reactive energy charge will be included in the rates billed, as well as a charge related to those transformers that are only used to meet demand upon contingencies. Such amendments would become effective on April 1, 2005; though, they are subject to certain formalities such as public meetings, their review and approval by controlling and legislative bodies, and their ratification by the Executive Branch of Government.

As of the date of issuance of these financial statements, no further steps have been taken in the renegotiation of agreements or in the rate restructuring of the remaining utility companies.

3.

Administrative proceedings against Edesur

On January 20, 2005, Edesur was served with notice of ENRE’s (National Electricity Regulatory Agency) resolution No. 42/2005, which initiated an administrative proceeding against Edesur aimed at determining its responsibilities for the alleged failure to comply with certain investments required to be made so as to meet demand and guarantee that the service quality levels required will be maintained.

In this respect, Edesur is preparing its defense and considers that it has technical and legal grounds to challenge any administrative measure imposing a fine for the abovementioned non-compliances since the Concession Agreement makes no provision as to this kind of penalties. All penalties established in such agreement may be imposed upon any failure to comply with quality service parameters, but not related to the amount of investments; which are not at risk at all.   As to technical issues, the grounds on which Edesur’s defense is based are aimed at showing that the energy network capacity was not exceeded by demand, even during the first week of January 2005, when the highest power demand levels in all the history of Edesur were recorded as a result of the unusual heat wave in Buenos Aires.

4.

Ecuador- Block 31: Transport agreement with Occidental Exploration and Production Company (“Oxy”)

In January 2005, the Company entered into a crude oil transport agreement with Oxy.  Under such agreement, the Company will be able to use a pipeline owned by Oxy to transport oil produced by Block 31 to OCP’s header.  The agreement is effective as from the beginning of operations of Block 31 until July 2019.  A ship or pay clause is included in connection with a financial obligation for an amount of about US$ 10 million, which is spread over 13 years and equals 25% of the production related to Block 31 already proved reserves.  To comply with the agreement, it will be necessary that Oxy facilities be expanded; this will require an investment of about US$ 14 million.  Such investment will be financed by Petrobras Energía S.A. and will be reimbursed in the form of an offset of the transport rate to be paid, which will be of about 0.7 US$/bbl -adjusted based on the type of crude oil transported. During the construction phase, a stand-by letter of credit for US$ 9.2 million will be granted.  The ship or pay obligation will be guaranteed by means of a letter of credit for US$ 2 million, which will be effective until the field produces 10,000 barrels per day.  This agreement is subject to its approval by the Ecuadorean Government.

23.     Other consolidated information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP.

a)

Property, plant and equipment.

b)

Equity in affiliates

c)

Costs of sales.

d)

Foreign currency assets and liabilities.

e)

Consolidated detail of expenses incurred and depreciation.

f)

Information about ownership in subsidiaries and affiliates.

g)

Oil and gas areas and participation in joint ventures.

h)

Combined joint ventures and consortia assets, liabilities and results.

a)    Property, plant and equipment as of December 31, 2004, 2003 and 2002

(Stated in millions of Argentine Pesos - See Note 2.c)

b) Equity in affiliates as of December 31, 2004, 2003 and 2002

(Stated in millions of Argentine Pesos - See Note 2.c)

c) Costs of sales for the nine-month ended December 31, 2004, 2003 and 2002

(Stated in millions of Argentine Pesos - See Note 2.c)

d) Foreign currency assets and liabilities as of December 31, 2004, 2003 and 2002

(Stated in millions of Argentine Pesos - See Note 2.c)

US$

Millions of American Dollars

BS

Millions of Bolivares

RS

Millions of Reales

$ Bol

Millions of Bolivian Pesos

Sol

Millions of Peruvian Soles

e) Consolidated detail of expenses incurred and depreciation for the years ended December 31, 2004, 2003 and 2002

 (Stated in millions of Argentine Pesos - See Note 2.c)

f) Information about ownership in subsidiaries and affiliates as of December 31, 2004

g) Oil and gas areas and participation in joint-ventures as of December 31, 2004

h) Combined joint-ventures and consortia assets and liabilities as of December 31, 2004, 2003 and 2002 and results for the years ended December 31, 2004, 2003 and 2002.

     (Stated in millions of Argentine Pesos - See Note 2.c)

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(Not covered by the Independent Public Accountants’ report)

The following information for the oil and gas producing activities has been prepared in accordance with the methodology prescribed by Statement of Financial Accounting Standards N° 69 “Disclosures about Oil and Gas Producing Activities” and includes the Company and its subsidiaries oil and gas production activities as well as the equity shares in its affiliates valued by the equity method. The Company has oil and gas properties in the Argentina and other countries of Latin America; the respective detail is disclosed in note 23.g. to the financial statements.

The amounts derived from minority interest in consolidated subsidiaries are not significant, therefore, they have not been included.

Amounts in millions of pesos are stated as mentioned in note 2.c. to the financial statements.

Capitalized costs

The following table presents the capitalized costs as of December 31, 2004, 2003 and 2002, for proved and unproved oil and gas properties, and the related accumulated depreciation, depletion and amortization.

Costs   incurred

The following table presents those costs capitalized as well as expensed that were incurred during each of the years ended as of December 31, 2004 2003 and 2002. The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include geological and geophysical costs, costs necessary for retaining undeveloped properties, and drilling costs and exploratory well equipment. Development costs include drilling costs and equipment for developmental wells, costs incurred in improved recovery, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed reserves.

Results of operations

The breakdown of results of the operations shown below summarizes revenues and expenses directly associated with oil and gas producing activities for the years ended December 31, 2004, 2003 and 2002. These activities are a part of the Oil and Gas Exploration and Production segment. This breakdown does not include any allocation of financial costs or expenses from Corporate and therefore it is not necessarily an indicator of the contribution in operations for oil and gas producing activities to the net income of the Company. Income tax for the years presented was calculated utilizing the deferred income tax criteria.

* Includes (135) in exploration costs and (279) in depreciation, depletion and amortization, for provisions of operations in Ecuador.

Estimated oil and gas reserves

Proved reserves represent estimated quantities of oil (including crude oil, condensate and natural gas liquids) and natural gas, which available geological and engineering data demonstrates with reasonable certainty to be recoverable in the future from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods.

The Company believes that its estimates of remaining proved recoverable oil and gas reserve volumes are reasonable and such estimates have been prepared in accordance with Rule 4-10 of Regulation S-X of the Securities and Exchange Commission (SEC) of the United States of America. The Company's reserve estimates as of December 31, 2004, 2003 and 2002, were audited by Gaffney, Cline & Associates Inc., international technical advisors. The choice of method or combination of methods employed in the analysis of each reservoir was determined by the stage of development, quality and reliability of basic data, and production history.

Reserves engineering is a subjective process of estimation of hydrocarbon accumulation, which cannot be accurately measured, and the reserve estimation depends on the quality of available information and the interpretation and judgment of the engineers and geologists. Therefore, the reserves estimations, as well as future production profiles, are often different than the quantities of hydrocarbons which are finally recovered. The accuracy of such estimations depends, in general, on the assumptions on which they are based.

The following table sets forth the estimated proved reserves of oil (includes crude oil, condensate and natural gas liquids) and natural gas as of December 31, 2004, 2003 and 2002:

The estimated reserves were subjected to economic tests to determine economic limits. Such estimated reserves in Argentina, Perú and Bolivia, are stated prior to the payment of any royalties as they have the same attributes as taxes on production and, therefore, are treated as operating costs. In Ecuador, due to the type of contract in which the Government has the right to a percentage of production and takes it in kind, the reserves are stated after such percentage. In Venezuela, the Company receives, for its interest in the “Oritupano-Leona” Block, a fee per barrel delivered to the Government of Venezuela. Additionally, the Company receives a fee for reimbursement of certain capital expenditures. In the Mata, Acema and La Concepción areas, the Company collects a variable fee per barrel delivered that contemplates production costs plus a mark-up. Under these contracts, the Venezuelan government maintains full ownership of all hydrocarbons in fields. The reserve volumes in Venezuela are computed by multiplying the Company's working interest by the gross proved recoverable volumes for the contract area. In accordance with the agreement governing current petroleum operations in Venezuela, the Company is exempt from production royalty payments.

Had the economic method of calculating proved reserves (future expected cash flows of each field divided by the oil market prices at year end) been used, the reported amounts of crude oil, condensate and natural gas liquids proved reserves for consolidated companies in "Rest of Latin America" would have decreased by approximately 26.8%, 22.9% and 28.4%, and the reported crude oil, condensate and natural gas liquids proved reserves for unconsolidated companies in "Rest of Latin America" would have decreased by approximately 40.4%, 37.3% and 42% as of December 31, 2004, 2003 and 2002, respectively. The information in this paragraph was not audited by Gaffney, Cline & Associates.

On November 12, 2004, the Boards of Directors of consolidated company Petrobras Energía S.A. and Petrobras Argentina S.A. (PAR) and the Management of Petrolera Santa Fe S.R.L. (PSF), in their respective meetings, approved the preliminary agreement for the merger of PAR and PSF with and into Petrobras Energía S.A., with the former companies being dissolved without liquidation.  The beforementioned merger was approved by the Special Shareholders’ Meetings of PESA and PAR, and by the Special Partners´ Meeting of PSF held on January 21, 2005. The effect of such merger on the volume of reserves as of December 31, 2004, as regards the reported amounts of crude oil, condensate and liquids from natural gas, and natural gas of the consolidated companies in the “Argentina” column would represent an increase of about 20.7% and 54.7%, respectively.

Also, in January 2005, Petrobras Energía entered into a sale and association agreement with Teikoku Oil Co., Ltd, (Teikoku).  Under such agreement, 40% interest in Blocks 18 and 31 in Ecuador were transferred (see note 22.1 to the financial statements).   The effect of such sale on the volume of reserves as of December 31, 2004 as regards the reported amounts of crude oil, condensate and liquids from natural gas of the consolidated companies in the “Rest of Latin America” column would represent a decrease of about 6%.

Standardized measure of discounted future net cash flows

The following table discloses estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas. As prescribed by Statement of Financial Accounting Standards N° 69, such future net cash flows were estimated using each year-end prices and costs held constant for the life of the reserves and using a 10% annual discount factor. Future development costs include estimated drilling costs, exploitation installations and abandonment costs. These future development costs were estimated based on evaluations made by the Company and the operators of the fields in which the Company has an interest. The future income tax was calculated by applying the tax rate in effect as of the date this supplementary information was filed.

This standardized measure is not intended to be and should not be interpreted as an estimate of the market value of the Company’s reserves. The purpose of this information is to give standardized data to help the users of the financial statements to compare different companies and make certain projections. It is important to point out that this information does not include, among other items, the effect of future changes in prices, costs and tax rates, which past experience indicates that are likely to occur, as well as the effect of future cash flows from reserves which have not yet been classified as proved reserves, of a discount factor more representative of the value of money over the lapse of time and of the risks inherent to the production of oil and gas. These future changes may have a significant impact on the future net cash flows disclosed below. For all these reasons, this information does not necessarily indicate the perception the Company has on the discounted future net cash flows derived from the reserves of hydrocarbons.

As described in note 5.a) to the financial statements, the Company uses various derivative financial instruments to mitigate the impact of changes in crude oil prices. Had such instruments been considered, the effects on Future cash flows would have decreased 0, 0 and 958 and the effects on Total would have decreased 0, 0 and 541 for the years 2004, 2003, and 2002 respectively.

The effect of the merger described above on the Future cash flows as of December 31, 2004, would represent an increase of about 22% in the “Argentina” column and, on the Standarized measure of discounted  future net cash flows would represent an increase of about 15% in the “Argentina” column.

Also, the effect of the sales of assets in Ecuador abovementioned on the Future cash flows as of December 31, 2004, would represent a decrease of about 6% in the “Rest of Latin America” column and, on the Standarized measure of discounted  future net cash flows would represent a decrease of about 5% in the “Rest of Latin America” column.

Changes in the standardized measure of discounted future net cash flows

The following table discloses the changes in the standardized measure of discounted future net cash flows for the years ended December 31,2004, 2003 and 2002:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 03/23/2005

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney